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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Morgan Crucible Co PLC

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PROCESSED

MAR 3 1 2008

THOMSON FINANCIAL

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FILE NO. 82- 03387 FISCAL YEAR 1-4-08

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ENABLING THE FUTURE



THE MORGAN CRUCIBLE COMPANY PLC
ANNUAL REPORT 2007

CARBON

Dedicated to providing engineering solutions built on advanced materials technology, our Carbon Division utilises its unparalled expertise in carbon, graphite, silicon carbide and related materials to serve a global customer base. Carbon's leading edge technology solutions are applied to a wide range of products including: body armour, petrochemical processing plants, synthetic diamonds, windmills, cars, computers, photovoltaics and railway networks, among many others.

£216.6m


Carbon represents
38.0% of Group
operating profit*

GROWTH MARKETS



TECHNICAL CERAMICS

Innovative design and application engineering, underpinned by customer focused research and development, are the drivers that have kept Technical Ceramics at the forefront of so many rapidly developing markets. From scratch-resistant coatings for MP3 players to the latest advances in pioneering medical technology, we work closely with our customers to provide engineered, manufacturing solutions that add-value to the end product. Our base materials include ceramic, glass, precious metals, piezoelectric and dielectric materials.

£152.6m


Technical Ceramics
represents 21.8% of Group
operating profit*

GROWTH MARKETS



INSULATING CERAMICS

If your business involves materials heate to very high temperatures, there is a stro chance that Insulating Ceramics produc or solutions are involved. We are a world leader in the production of insulating materials such as fibres and firebricks, as well as heating vessels such as crucibles and furnaces. Our continuousl developing expertise ensures close, long-term relationships with customers across a range of global markets from automotive, to iron and steel making, the chemical processing industries, to power generation and fire protection.

£324.0m


Insulating Ceramics
represents 40.2%of Group
operating profit*

GROWTH MARKETS



OUR VISION IS TO BE ONE OF THE WORLD'S VERY BEST ADVANCED MATERIALS COMPANIES

OUR AIM IS TO CREATE LONG-TERM SUPERIOR SHAREHOLDER VALUE

OUR STRATEGIC PRIORITIES ARE TO:

1:
FOCUS ON HIGHER GROWTH, HIGHER MARGIN, NON-ECONOMICALLY CYCLICAL MARKETS

2:
BE HIGH VALUE-ADDED TO OUR CUSTOMERS

3:
BE NUMBER 1 OR 2 IN OUR CHOSEN MARKET SEGMENTS

4:
HAVE A CULTURE OF OPERATIONAL EXCELLENCE AND COST EFFICIENCY

5:
FIND, KEEP AND DEVELOP THE RIGHT PEOPLE

OVER THE FOLLOWING PAGES WE TAKE A LOOK AT OUR STRATEGY IN ACTION

1

FOCUS ON HIGHER GROWTH, HIGHER MARGIN, NON-ECONOMICALLY CYCLICAL MARKETS



ENABLING A PERFECT SMILE
Our Technical Ceramics plant in Stourport, UK, is applying ceramic injection-moulding techniques to a rapidly expanding market: dental implants. Replacement teeth have traditionally used titanium supports, whereas Technical Ceramics offers a solution using zirconia material that is both medically and cosmetically superior. Approved for medical implants with ISO 13356, we are participating in a market currently growing by 15%–25% a year. In addition to this dental application, we are also using ceramic injection moulding to provide solutions in a wide variety of demanding sectors.



SUN SHINES ON RENEWABLE ENERGY
The rapidly increasing global need for renewable energy is driving markets such as solar power to achieve growth rates in excess of 30%. Links with the silicon semiconductor industry helps our Carbon Division to compete effectively in this marketplace. With strong sector expansion predicted, the potential for growth is significant.

MIDDLE EAST ENJOYS THREE PRONGED SUCCESS
Thermal Ceramics in the Middle East is targeting three areas of strong end market growth: petrochemical, power generation and aluminium production. Being a major producer of oil and gas, the Middle East is investing heavily in petrochemical plants to meet the growing plastics needs of emerging economies like China and India. Increasing local demand for power plants, to meet the electricity need of consumers and industry as well as to run the region's desalination plants, is predicted to double the power capacity during the next eight years. Aluminium production is also forecast to double between 2005 and 2010. Thermal Ceramics' supply of total package and insulation solutions for each of these industries places us in a strong position to deliver continued strong growth in the region.



BEING HIGHER VALUE-ADDED TO OUR CUSTOMERS



FIREMASTER®
FASTWRAP

SLIPPERY TREATMENT FOR DIRTY FINGERS
A project that has the potential to be regarded as a step-change for the company is currently being pursued by our Technical Ceramics Division. It has developed hi-tech, scratch and wear resistant coatings to protect biometric recognition devices.
In addition to providing for greatly enhanced product lifetimes, the coatings are slippery so that dirt and contaminants are less likely to adhere. The market uses retina and fingerprint recognition technology in commercial and for military security applications, such as protection from identity theft and for the policing of high security sites. This is a young market that is growing rapidly.



SUPERWOOL EARNS "SUPER" STATUS
Our new high temperature Superwool product, the Superwool 607HT (SW607HT), has been significantly improved so that it equals the strength and quality of our existing lower temperature Superwool 607 but can be used at much higher temperatures. The enhancements have been well received by customers resulting in SW607HT becoming the insulation material of choice for a wide range of manufacturers in the steel, ceramics and glass industries. Engineered to meet increasingly stringent environmental regulations, SW607HT offers low biopersistency, making it environmentally friendly. Already achieving robust, profitable growth in Europe from its manufacturing base in France, SW607HT will be rolled out to the rest of the world during 2008.



DEFLECTING THE FLAK
Through its investment in NP Aerospace, the Carbon Division has expanded its geographical spread, materials capability and customer base in the armour market. NP Aerospace is a major supplier to the UK Ministry of Defence for personal protection, both body armour and helmets, and for vehicle protection. The composite technology that NP Aerospace has, combined with Carbon's ceramic technology, gives a product that can meet the needs for both lighter and more resilient protection against ballistic threats.

BEING NUMBER ONE OR TWO IN OUR CHOSEN MARKET SEGMENTS

LUXEMBOURG'S SUCCESS IS SEALED
Seal faces, engineered, marketed and manufactured at our Carbon Division's Luxembourg site enjoy a leading position in the petrochemical market. The components, composed of carbon graphite or silicon carbide, are used in sealing devices for chemical and petrochemical pumps and other critical equipment. High growth in the petrochemical industry, caused by a worldwide increased demand for petroleum based products such as fuels and plastics, along with our ability to provide high quality, global solutions for global customers, has resulted in strong levels of demand.





THE HIP BONE'S CONNECTED...
Our Technical Ceramics plant in the UK is a leading manufacturer of medical implant devices, such as hip replacements. In response to demand for increasingly stronger and thinner, long lasting, biocompatible materials, our ongoing R&D programme has developed an alumina matrix composite material called Vitox AMC. It is expected to replace metal and high purity alumina ceramics as the material of choice among orthopaedic specialists. Further growth is forecast through prostheses for other joints, such as knees, thumbs, elbows, shoulders and the spine and devices for new less invasive surgical techniques.



BUILDING A NEW DELHI OFFICE FROM SCRATCH
Pankaj Mehrotra is the General Manager of our Ciria operation in New Delhi, India. Two years after joining Morgan Crucible from an engineering background, Pankaj set up the New Delhi office from scratch. With support from the Thermal Ceramics global team, Pankaj has successfully overseen the training and development of 25 direct employees. The business continues to grow in the Indian market supported by the two-way flow of knowledge and resources to and from other Thermal Ceramics operations around the world.

SPEAKING UP FOR OPERATIONAL EXCELLENCE

By fostering a culture of open communication throughout the workforce, the Shanghai Morgan Carbon Company has succeeded in achieving high levels of operational excellence. Training is provided for all employees in areas such as management, health & safety and English. Communication is encouraged through practices such as an employee suggestion scheme and an informal monthly meeting where employees are invited to share their ideas with senior management. These practices recently resulted in an improvement suggested by an employee that saved two days from a nineteen day production cycle, resulting in reduced customer lead times and lower production costs.



HAVING A CULTURE OF OPERATIONAL EXCELLENCE AND COST EFFICIENCY

4

IN PURSUIT OF EXCELLENCE

Whilst rationalising the four UK sites that produce ceramic powders down to two, we have developed centres of excellence at our Technical Ceramics sites at Stourport and Ruabon. By concentrating its capital equipment, resources and expertise, Technical Ceramics has improved operational performance, enabled process innovation and cut energy costs through increased efficiency. More highly-skilled teams now produce the base materials for use at multiple sites in cleaner, more tightly controlled, specialist materials production environments. In addition, by creating recognised centres of excellence, stronger ties have been forged with the wider scientific community including universities and industry groups, enhancing knowledge of our work and expertise.



5

FINDING, KEEPING AND DEVELOPING THE RIGHT PEOPLE

TELLING US HOW IT IS
In September 2007 we published the results of our fourth global employee survey. This revealed improvements in most areas and a strong sense of loyalty among our people. Where survey questions echoed those from previous surveys, the vast majority of this year's responses were more positive than in the past. In the spirit of continuous improvement, we have identified areas where we can do even better including skills development, communication, recognition of good work and environmental improvements. Global plans have been drawn up to address these across the Group and local plans have been created to improve individual sites.







MAKING ACCOUNT MANAGEMENT COUNT
An example of our desire and commitment to develop our people is Joe Landa, Vice President of Operations for Thermal Ceramics, USA and Canada. Joe participated in a business development training programme which included Key Account Management. He put his training to good effect in cultivating a strong partnership with a major automotive supplier. His work enabled Thermal Ceramics to move from being simply a raw material supplier, to providing engineered, value-added solutions. The partnership continues to strengthen today, with global joint development efforts producing new materials to meet the ever increasing technical demands of the industry.

ARRIVING ON TIME BY BALLOON
Sandra Ertl, Financial Controller of Morgan Technical Ceramics' Hayward plant in California, has successfully seen on time delivery figures improve dramatically in just three months. Our Technical Ceramics' Distinctive Competence Training Programme motivated her to find ways to improve significantly the plant's throughput. Her enthusiasm was infectious and helped to drive a significant culture change at the plant. Sandra's imaginative innovations included factory-wide problem-solving teams and a teamwork ethos inspired by, among other things, the use of red helium balloons at shop floor workstations to highlight time-critical jobs.



"DURING THE COURSE OF 2007, EACH DIVISION HAS BEEN IMPLEMENTING OUR FIVE STRATEGIC PRIORITIES FOR IMPROVED BUSINESS PERFORMANCE WITH STRONG RESULTS DELIVERED."



Overview

After a period of substantial change including a bid approach during 2006, 2007 has been our first full year of implementing the new management team's profitable growth strategy. Towards the end of 2006, Mark Robertshaw set out his vision for Morgan Crucible to become a world-leading advanced materials company. During the course of 2007, each Division has been implementing our five strategic priorities for improved business performance, with strong results already delivered.

Mark Robertshaw talks about the performance of each Division in detail in his statement so I would like to draw your attention to some highlights. From an organic perspective, the Thermal Ceramics business has been the stand-out performer of our Divisions in 2007 with revenue growth of c.11% on a constant currency basis and with strong improvement in both profits and profit margins. This has been driven by demand in emerging market infrastructure projects in countries such as China, India and the Gulf region. These include large projects in the chemical and petroleum industries along with robust demand in iron and steel and power generation markets. Growth and investment in our Asian businesses continued during 2007 leaving us well placed to capitalise on the ongoing shift in global demand towards these dynamic, high growth economies.

The Carbon Division showed pleasing progress overall in 2007 in both sales and profits with particularly good performance in the Americas and Asia regions. The Armour business within Carbon also had another good year in 2007 despite some one-off production issues in the third quarter. Similarly, our Technical Ceramics Division made good strides in both profits and profit margins in 2007.

Overall, one of the most encouraging areas of progress for the Group during the year was the continued diversification of sales and profits away from more economically cyclical end-markets towards higher growth, higher margin segments. Furthermore, this positive shift in our mix through organic means has been accelerated by the two significant acquisitions which we were able to announce in 2007.

Acquisitions

In August, we were pleased to announce the acquisition of a 49% stake in the UK-based composite materials company NP Aerospace. The transaction valued NP Aerospace at £71 million and has already had a positive earnings impact for Morgan Crucible shareholders. NP's expertise and strong market position in ballistic protection with the UK Ministry of Defence will further enhance our Carbon Division's expanding presence in the defence market.

In December we were able to announce a second acquisition for the year: the ceramics businesses of Carpenter Technology Corporation for a total enterprise value of c£73 million. These businesses have a particularly strong presence in the attractive aerospace and power generation end markets and we believe will fit very well with the process and materials know-how of our Technical Ceramics Division of which they will become a part. This acquisition should be completed by the end of March 2008.

Board and management changes

Our Senior Independent Director, Joe MacHale, plans to step down after our AGM in April 2008. A Non-Executive Director and Chairman of the Audit Committee since December 2003, Joe has made a substantial contribution to Morgan Crucible. We are sad to see him go.

In Joe's place, we are delighted to welcome Andrew Given, who joined the board in December 2007, and will chair the Audit Committee. He is the senior Non-Executive Director and Chairman of the Audit Committee at VT Group plc and brings extensive experience in manufacturing and technology to the Board. He has previously held senior management or board positions at Logica CMG plc, Plessey, Nortel Networks, Spectris plc and Spirent plc.

Mark Lejman, formerly Chief Executive of the Carbon Division, stepped down on 2nd January, 2008. He led the Division between March 2004 and January 2008, overseeing a period of substantial change during which time good progress was made, both organically and through acquisition. We thank him for his commitment and contribution.

Dividend

Given the strong financial performance of your Company in 2007, the Board has proposed a final dividend of 4.5 pence per Ordinary share, an increase of 50% on the final dividend declared for 2006. This brings the total dividend for the year to 6.75 pence per share (2006: 4.5 pence) and reflects the Board's confidence in the financial health of Morgan Crucible.

People

In my first full year as Chairman it has become clear to me that excellent people are at the heart of all Morgan Crucible does. We have built strong relationships with committed suppliers, our customers and with our investors. But it is the dedication and performance of our 9,712 employees that has been the driving force of the success of 2007. We are passionately committed to finding, keeping and developing the right people as one of the Group's key strategic priorities. We have a strong senior team, enviable market positions and a clear strategy for the business. Add to that the tenacity and drive of our highly valued employees across the Group and I believe we can look to the future with confidence.

Tim Stevenson
Chairman

"OUR VISION FOR MORGAN CRUCIBLE IS FOR YOUR COMPANY TO BE ONE OF THE WORLD'S VERY BEST ADVANCED MATERIALS COMPANIES."



A

I am pleased to report that Morgan Crucible has continued to make good progress in 2007 on our strategic objectives and in our financial performance. Our revenues have increased by 6.3% on a constant currency basis and our operating profit margins before one-off items* to 12.5% from 10.9% in 2006. Most notably, Morgan Crucible achieved year-on-year growth in profits before tax of 47.8% compared to 2006.

Highlights of 2007

All of our Divisions delivered improvements on their operating profits before one-off items and profit margins in 2007.

The Carbon Division increased its revenues by 1.4% compared to 2006 at £216.6 million (2006: £213.6 million). On a constant currency basis, year-on-year revenue growth was 6.3%. Operating profit before one-off items for the Division was up 2.4% at £34.6 million (2006: £33.8 million) with underlying operating profit margins increasing to 16.0% (2006: 15.8%).

Results for the Carbon Division were particularly strong in the first half of 2007 with excellent performance from our American and Asian businesses. The second half was more challenging as our armour business was impacted by one-off operational issues in the third quarter at one of our key customers. The resultant slowdown in production affected our top line by c. £6 million. As you would expect, we worked closely with our customer to correct the issues and I am pleased to report that our Armour sales recovered significantly in the last quarter of the year.

Our Technical Ceramics Division has again delivered an improvement in underlying operating profit which was up 17.1% at £19.9 million (2006: £17.0 million). Underlying operating profit margins improved to 13.0% (2006: 10.5%). This year-on-year improvement in profit was delivered despite lower 2007 revenues, which were held back by a major product line with a large US customer coming to the end of its lifecycle. As a result, on a reported basis, year-on-year revenues were down 6.1% compared to 2006 and only 2.3% on a constant currency basis. However, as we enter 2008 the order books in Technical Ceramics are particularly strong and we expect a return to the robust levels of top line growth we have been delivering in previous years.

The stand-out performer of our Divisions in 2007 was Insulating Ceramics which had an extremely good year, delivering a revenue increase of 7.4% at £324.0 million (2006: £301.7 million). On a constant currency basis, year-on-year revenue growth was 10.6%. Operating profits before one-off items grew by 31.2% to £36.6 million (2006: £27.9 million) with operating profit margins before one-off items increasing to 11.3% (2006:9.2%). All regions performed well but it was especially pleasing to see strong growth in Europe, driven by large project orders from regional customers for delivery to the Middle East and Asian markets, particularly for aluminium, petrochemical and iron & steel projects. As we said in our trading update in December, 2007 was characterised by a number of large one-off project orders. As a result, we would expect the level of revenue growth in Insulating Ceramics to be more in the 5-6% p.a. range going forward rather than the double digit levels achieved in 2007.

Over and above the strong organic profit progression noted above, we announced two significant acquisitions for the Group. The first saw Morgan Crucible acquire an initial 49% stake in NP Aerospace for c. £41 million, including £36 million of a shareholder loan. There is an agreed mechanism in place whereby we will move to 70% ownership in 2011 and through to 100% ownership in the three years thereafter.

We announced the second major acquisition in December which will see Certech and Carpenter Advanced Ceramics join our Technical Ceramics Division. The businesses are being bought from Carpenter Technology Corporation of the US for c. £73 million with a targeted completion date of the end of the first quarter.

We will talk in greater length about both of these acquisitions in the Divisional reviews, but both are very well aligned to the Group's strategic objective of moving towards higher margin, non economically cyclical end markets.

Our balance sheet activity was not just confined to acquisitions. We also invested £46.9 million in our ongoing share buyback programme in 2007. Going forward, our plan is to continue to use buybacks selectively as part of our managment of the Group's balance sheet. We are aiming for an efficient, but prudent, level of gearing of around 2 to 2.5 times net debt** to EBITDA.

A major priority for me, as Chief Executive, is to continue to develop and enhance the senior management team of Morgan Crucible. To this end, we recruited Tim Hayter to lead the Thermal Ceramics business in March 2007. As you will see from the strong Insulating Ceramics results that we have reported, of which Thermal Ceramics is a significant part, Tim has had a highly successful first year in his new role.

The Chairman has also mentioned in his summary the change in leadership in our Carbon Division. I would like to add my personal thanks to Mark Lejman for his efforts and commitment in leading the Carbon Division since March 2004. Mark has been succeeded by Don Klas, who previously was head of the Carbon Americas Division which accounts for well over half of the Division's profits. Don has over twenty seven years experience in the Carbon Division and I am sure that he will make a significant contribution to the development and success of the business.

Looking forward

Our vision for Morgan Crucible is for your Company to be one of the world's very best advanced materials companies. At the beginning of this Report and Accounts we have illustrated our five strategic priorities, with case studies from around the Group. I hope that you find them interesting and informative. Our strategic priorities are all formulated with one objective in mind: to create long-term superior shareholder value.

As you are well aware, the global economic environment is much more challenging now than it has been in recent years. We anticipate cost inflation pressures and demand uncertainties in a number of our markets. However, although we are not immune to the economic cycle, we believe that Morgan Crucible is now better placed to weather industrial downturns than it was in the past. In 2008 we will continue to work towards our goal of achieving mid-teen operating margins in good times and remaining above double digits in bad times.

In my first full year of being Chief Executive Officer I am pleased to report that your Company is in robust financial health and is well placed to continue its positive momentum.

Mark Robertshaw
Chief Executive Officer

*defined as operating profit before costs of restructuring and net legal costs recovered associated with settlement of anti-trust litigation, gain on curtailment of UK employee benefit schemes, terminated bid approach costs and gain/loss on disposal of property.

** defined as interest bearing loans and borrowing, bank overdrafts less cash and other cash equivalents.

CARBON DIVISION

Overview

The Carbon Division provides engineered solutions built on advanced materials technology, utilising its expertise in the processing and applications of carbon, graphite, silicon carbide, oxide ceramics and other related materials to serve a global customer base.

Our leading-edge technology solutions and broad materials portfolio enable us to engineer numerous products and to serve a variety of markets from brushes for motors; body armour for the defence industry; graphite powder for the synthetic diamond sector; seals and bearing solutions for the chemical processing and fluid handling industries; graphite soft felt insulation for the solar power sector and for the high temperature processing industries; and a variety of components for the aerospace, semiconductor processing and space exploration markets.

Divisional structure

With a skilled workforce of some 3,800 around the world, our Carbon Division has over 35 manufacturing facilities in five continents.

In 2007 revenues were £216.6 million, of which 31.0% was from Europe, 50.5% from the Americas and 18.5% from the rest of the world.

2007 financial performance

	2007	2006	% increase
Revenue	**£216.6m**	£213.6m	1.4
Operating profit before one-off items	**£34.6m**	£33.8m	2.4
Operating profit margin before one-off items	**16.0%**	15.8%	

The financial performance of the Carbon Division in 2007 reflects the ongoing improvement we have made to the business. Revenue growth of 1.4% (6.3% at constant currency) and further improvement in the underlying operating profit margin has been achieved. There was strong growth in a number of areas, most notably in our high temperature furnace product range and across the Asia region.

Our Americas' business enjoyed good growth from new product development and new market development. In our armour business there was good year-on-year growth, and the armour market in terms of both personnel and vehicle protection continues to offer good prospects for 2008 and beyond.

In our European business we have seen good growth in certain geographies and in some niche markets. For example, our Turkey/Middle East and East European businesses have expanded in terms of spread, capability and capacity and have delivered good sales growth. Our German-based rotary business has also had another year of strong growth and has established a presence in the rapidly expanding military market.

We have installed armour manufacturing capability and capacity in a UK site, giving us a base from which to expand further in this growing market. This capability complements the investment that was made during 2007 in NP Aerospace. NP Aerospace has a strong position with the UK Ministry of Defence across a range of products. The market for our traditional European businesses in the electrical brush and seals and bearings markets remains relatively flat and highly competitive.

In Asia, almost all of our businesses have shown excellent, often double digit, growth. The Chinese businesses have taken advantage of the strong domestic market and have benefited from our significant investment in both manufacturing capacity and capability to ensure that this growth can be maintained.

MAKING WIND POWER WORK
Last year, our Carbon Division in Swansea, Wales, entered a new market: wind power. The Swansea site successfully used its expertise in material science to improve the performance of the power transfer slip ring systems used in wind generators. The product can withstand adverse weather conditions, including the high humidity and salt corrosive atmospheres of offshore wind farms and the low humidity atmospheres of high altitude.





IN ASIA, ALMOST ALL OF OUR BUSINESSES HAVE SHOWN EXCELLENT, OFTEN DOUBLE DIGIT REVENUE GROWTH.

The Carbon Division strives to meet today's demanding challenges, providing advanced materials solutions across a broad range of industries. For example, by working closely with major diamond manufacturers, we have produced graphite and diamond technology that helps improve efficiency in the extraction of oil and gas. Products which help enhance sustainability are a major area of focus. Carbon has been a supplier of carbon-based solutions to fuel cell companies for more than 20 years and has played a major role in industry milestones. As photovoltaic devices are increasingly utilised to provide solar energy, our strong links into the silicon semiconductor industry are facilitating development of new materials to improve production efficiencies in both silicon and thin film solar cell manufacturing. We are also at the heart of many electronic innovations shaping today's world meaning that you will find our products in the advanced semiconductor manufacturing process like ion implantation, epitaxy (MOCVD and MBE) and compound crystal growth. To help protect the civil defence and military forces that face danger on a daily basis, Carbon has developed advanced ceramic solutions that match specific ballistic requirements to a variety of advanced materials for armouring people, vehicles and aircraft.

The markets served by our Carbon Division include:

Electrical industrial and traction

The Carbon Divison is a leading supplier of component solutions to the rail and mass transit industry and industrial markets. We provide products and solutions for motors and collector systems. We use our core technology portfolio and a global network providing regional support to supply electrical current transfer systems from carbon brushes through to collectors and rotary current transfer products, serving both original equipment manufacturers and the aftermarket.

Fluid handling

We supply carbon and silicon carbide components for the seals and bearings which are critical to the pumps and compressors used in many fluid handling industries such as chemical, oil and gas and food processing. With a wide and continually expanding range of carbon and silicon carbide materials, Morgan Crucible is a globally recognised provider of seal faces, bearings, rotors, vanes and other technical solutions required for a large variety of applications.

360° SUCCESS FOR ROTARY TRANSFER SYSTEMS
Morgan Carbon in Antweiler, Germany, is experiencing high growth with its world-leading rotary transfer systems. The systems transfer current, power or data to rotating parts. The technology has many applications, particularly in the industrial, military and wind power markets. Exploiting the Carbon Division's wide geographical reach, the business has delivered double-digit annual revenue growth and we believe it is positioned for future positive momentum.



2007 WAS ANOTHER YEAR OF IMPROVEMENT IN THE PERFORMANCE OF THE DIVISION

ENDURING APPEAL OF THE CARBON BRUSH
The graphite carbon brush, grade 634, is an enduring success story for Morgan Crucible. For more than 50 years it has maintained a leading position in the power generation industry. Unique qualities, such as the ability to run at surface speeds as high as 140mph, have made it the brush of choice for OEMs (Original Equipment Manufacturers). The raw materials are produced in Fostoria, Ohio, and the finished brush is manufactured at multiple Morgan Crucible sites globally. The material and our brush designs continue to be optimised in order to maintain their strong position and enduring appeal.


634
61047307

Defence

We provide critical protective components for the world's marine, surface and air defence, from nuclear submarines and aircraft carriers, tactical and strategic ground vehicles and weapon systems, to fixed and rotor winged aircraft. In each case, the distinctive characteristics of our advanced materials provide a special solution to a design need. With our range of oxide and non-oxide ceramic technology solutions for vehicle and body armour applications, we strive to deliver the best possible protection against new and emerging threats.

Diamond synthesis

We are the leading supplier of highly engineered graphite powder used in the manufacture of synthetic diamonds. Strong construction and oil drilling sectors mean that demand continues to be robust. We have invested in developing technologies that help our customers to achieve high yields and to improve productivity and product quality.

Aerospace

We play an important role in the world's aerospace industry, from commercial airliners and military aircraft to the NASA Space Shuttle. Critical components are manufactured of carbon and graphite materials for a range of demanding applications, including jet engine main shaft bearing seals, electrical brushes for alternators and generators, bearings for fuel pumps, and high temperature carbon fabrics for insulating systems.

High temperature insulation

We are a world leader in the manufacture and application of thermal management products, spanning carbon and graphite felt and cloth and machined graphite components. Our product portfolio includes all graphite related components required for demanding applications such as solar, semiconductor, vacuum furnace, high purity fused silica glass, and automotive and aerospace component manufacturing. Our industry leading purification process ensures high technology applications achieve extremely high purity levels.

Electronics

As integrated circuit manufacturers strive to make their chips faster, smaller and less expensive, semiconductor processing equipment companies have become more dependent on advanced materials to achieve the desired performance. Advanced carbon material technology is key within the process chambers that process silicon wafers. The roadmap for advanced materials is changing, as the required chip performance increases so does the process temperatures and purity requirements. We now offer state-of-the-art purification capability and are working with leading equipment OEM's to develop and incorporate new materials that will allow them to meet the future needs of the semiconductor industry.

Outlook

The Carbon Division continues to deliver good results from its traditional core markets and is now also seeing the benefit from investment in new business areas. Our investment in a broader materials portfolio has enabled us to enter new markets and much of our recent and planned capital expenditure will allow us to further increase our capability and capacity in these new, high growth areas such as armour and high temperature materials.

We will continue to refine our manufacturing footprint, whilst leveraging low cost manufacturing opportunities and will ensure that we are well positioned in the high growth areas.

2007 was another year of improvement in the performance of the Division, and was also a year in which investment was made to build our capability to support profitable growth initiatives going forward.

ON TRACK WITH SYDNEY'S COMMUTERS
Through the confirmation of long-term supply agreements, Morgan Carbon in Sydney, Australia, has strengthened its leading market position in supplying bespoke carbon brush products to suburban rail systems. Wholly customer-focused in our approach, we succeeded in reducing our customer's motor failures by 60% over a 12 month period. Due to the improved reliability and reduced maintenance costs, we were awarded a long term agreement for the ongoing supply of the product.



WHITENING YOUR SMILE WITH PULSATING BUBBLES
Morgan Technical Ceramics in Ohio, USA, is the key supplier to cutting-edge technology company, Ultreo, whose ultrasonic toothbrush has been embraced by consumers. Our Ohio plant provides the piezoceramic component that generates a sonic signal in the toothbrush. This forms pulsating bubbles in the toothpaste and has been clinically proven to remove hard-to-reach plaque, improve gum health and reduce stains. Technical Ceramics worked on the prototype with Ultreo is now producing a "designed for manufacture" solution with a highly promising future.



TECHNICAL CERAMICS DIVISION



PROTECTING PACEMAKERS
Driven by demands for increasingly sophisticated medical implants, Morgan Technical Ceramics at New Bedford in Massachusetts, USA, has succeeded in adding value to its already successful "feed-throughs" by including purpose-built capacitors. Feed-throughs are components used in medical devices implanted in the body for the delivery of drugs or electrical stimulation (for pacemakers, defibrillators and neurostimulators). Capacitors are used to filter out electro-magnetic interference (from products such as mobile phones and neon lights) that could otherwise affect the implant. By developing feed-throughs with capacitors, we have increased sales and are maintaining our leadership in a market where feed-throughs with capacitors are expected to become the industry standard.

THE DIVISION HAS 15 MANUFACTURING SITES ACROSS THE USA, UK, GERMANY AND CHINA.

Overview

With innovative design and application engineering, underpinned by customer focused research and development, our Technical Ceramics Division makes an extensive range of industrial ceramics products. These include medical implants, the power tubes used in airport security scanning devices and aerospace components manufactured from ceramics, glass, precious metals, piezoelectric and dielectric materials.

Most of our output is bespoke. We offer full technical support and advice to customers throughout their product development cycle and we work closely with them to provide engineering solutions that add value to the end product.

Divisional structure

Our Technical Ceramics Division operates worldwide, providing value-added differentiated solutions for our customers through consistent focus on applications engineering, research and development, design, and quality.

The Division has 15 manufacturing sites across the USA, UK, Germany and China and employs some 2,000 people. Europe accounted for 48.5% of the 2007 divisional revenue of £152.6 million, 47.5% was from the Americas, and 4.0% from the rest of the world.

2007 financial performance

	2007	2006	% increase/ (decrease)
Revenue	**£152.6m**	£162.5m	(6.1)
Operating profit before one-off items	**£19.9m**	£17.0m	17.1
Operating profit margin before one-off items	**13.0%**	10.5%	

As in 2006, the Division had a particularly strong first half, followed by good underlying trading in the second half, making further progress towards mid-teen operating profit margins. Operating profit before one-off items rose by 17.1% to £19.9 million and underlying operating profit margins increased from 10.5% to 13.0% driven by a positive product mix shift towards higher margin, higher value added end markets. The Division's revenues decreased 6.1% to £152.6 million in 2007 (down 2.3% on a constant currency basis) due to a large US customer coming to the end of its product lifecycle.

Globally, the industrial equipment, medical, aerospace and electronics segments continued to show good growth. US markets remained healthy and our European business also saw strong performance, particularly in laser and power tube products for communications and security equipment. In Asia the additional capacity recently installed to meet demand for the thermal processing market is now fully utilised and we anticipate further expansion as a result.

Products

The Division uses materials science and applications engineering to make products from a wide range of ceramic materials with properties tailored for use in a diverse range of markets. These include:

- Braze alloys for aero engine build and repair.
- Ceramic components and sub-assemblies for aero-engine monitoring and control equipment.
- Components and sub-assemblies for a broad range of medical applications, primarily implantable devices, prosthetics and surgical and diagnostic equipment.
- Components and sub-assemblies used in wafer handling and processing chambers, serving both semiconductor processing equipment manufacturers and wafer fabrication plants.

FUEL-LEVEL SENSORS TAKE TO THE SKY
Morgan Technical Ceramics in Southampton, UK, has proved we can add significant value to our customers by taking on increased manufacturing responsibilities. Previously a supplier of piezoelectric ceramic sub-assembly units for aircraft fuel-level sensors, we now provide the entire unit which forms part of the fuel system of Boeing 777 aircraft. With applications engineering and manufacturing techniques that are second to none, Technical Ceramics took over the process quickly and seamlessly, further strengthening our relationship with our customer.



The markets served by our Technical Ceramics Division include:

Aerospace

We serve the new-build and aftermarket in both the commercial and military aerospace sectors, as a tier 2 supplier to the major manufacturers and as a supplier to MRO (maintenance, repair and overhaul) companies. Increased demand in passenger and cargo traffic is driving the commercial market, resulting in growth in new builds for single-aisle, twin-aisle, large cargo aircraft and regional jets.

Medical

Long-term durability, biocompatibility and specific mechanical and electrical properties make ceramic materials ideal for a range of medical applications. An ageing population and a desire to employ non-invasive surgical techniques have meant that this sector has a need for ever smaller, yet more complex components.

We have an extensive portfolio of materials combined with innovative processing techniques such as ceramic injection moulding, engineered coatings and ceramic-metal assembly that are enabling medical equipment manufacturers to address these opportunities.

Electronics

We supply niche applications within the electronics market where our products are differentiated by their superior material and/or dimensional characteristics. Markets for components and sub-assemblies include telecommunications, lasers and optoelectronics and IT hardware.

The laser market continues to grow as devices find new applications and become smaller and more affordable to users. Applications include cosmetic surgery, dentistry, product marking and spectroscopy. A major driver of the optoelectronics market is the demand for surveillance equipment in military and commercial applications.

Within the IT hardware market, demand for data storage has increased dramatically as more people are using home PCs for music, pictures and videos, and advances in technology create options for TV recording and playback.

Outlook

Our Technical Ceramics Division has good potential for further revenue and profit growth, both organically and through acquisition. The order book increased strongly during 2007 and our pipeline of new business and new product developments remains healthy. The business continues to focus on customers and markets that are themselves growing and are less dependent on the general economic cycle, such as medical, aerospace, and specialist electronic equipment such as scanners.

In December 2007 we announced that we intend to acquire the Technical Ceramics businesses of Carpenter Technology Corporation. The transaction is expected to close by the end of the first quarter of 2008. These businesses are a good strategic fit, and the enlarged Technical Ceramics Division has excellent prospects for revenue growth and operating margin enhancement. We continue to target additional bolt-on acquisition opportunities with attractive technology and market positions that closely fit our strategic priorities.

FUTURE-PROOFING WITH EVA
Step change projects can create rapid improvement in financial performance. "Project EVA" is one such project with the goal of improving business efficiency while reducing fixed costs. Technical Ceramics in Stourport has succeeded in achieving this through a reorganisation of the site. Using funds from the sale of surplus land, the 78 year-old site is being modernised through reinvestment. The smaller site footprint reduces daily running costs, while investment in the factory enables leaner manufacturing in dedicated areas and effective introduction of new technologies. "Project EVA" is on track for completion in 2008.

ACADEMIA AND US
Morgan Technical Ceramics in Stourport is working with graduate trainee, Emma Gill, on a project to develop titanium metal injection moulding technology for biomedical applications. In addition to her work with us, Emma is researching titanium metal injection moulding technology for a Materials Science and Engineering PhD at the University of Sheffield. Emma's links with the university and Morgan Crucible are further enhanced by her associate status in the Knowledge Transfer Partnership programme which provides Emma with a strong base for building her career.



SMOOTH OPERATORS

Technical Ceramics in Allentown, USA has developed scratch-resistant coatings for plastic parts that offer promising growth potential. The coatings can protect screens, displays, cases and battery covers of handheld consumer electronics. The potential market is large and includes mobile phones, MP3 players and portable gaming stations. With customers' development programmes progressing well, Technical Ceramics plan to target this new market segment in 2008.



INSULATING CERAMICS DIVISION

OUR EUROPEAN BUSINESS BENEFITED FROM A LARGE INCREASE IN ORDERS FOR PETROCHEMICAL AND STEEL PROJECTS IN THE GROWTH ECONOMIES OF INDIA, THE MIDDLE EAST AND CHINA.

Overview

Our Insulating Ceramics Division designs and manufactures a wide variety of heat insulation products and is a world leader in insulation and refractory technology, fibres, insulating firebricks, castables and crucibles.

Our continuously developing expertise builds close long-term customer relationships. We provide engineering solutions to global markets which include steel making, petrochemical, automotive forging and aluminium production, as well as a range of technical solutions for the fields of emission control, energy saving and fire protection. Our world-leading Superwool™ range of insulating fibre is used in many applications ranging from automotive equipment solutions and power plants to domestic appliances.

Divisional structure

The Insulating Ceramics Division comprises two business units: Thermal Ceramics and Molten Metal Systems. Thermal Ceramics' revenue for 2007 was £291.9 million (2006: £271.2 million) and Molten Metal Systems was £32.1 million (2006: £30.5 million).

The Division employs some 3,900 people and has 37 manufacturing sites.

During 2007, the Division has continued to implement its strategy of geographical expansion into dynamic emerging market economies. European operations accounted for 43.1% of the 2007 divisional revenue, 33.9% was from the Americas, and 23.0% was from the rest of the world.

2007 financial performance

	2007	2006	% increase
Revenue	**£324.0m**	£301.7m	7.4
Operating profit before one-off items	**£36.6m**	£27.9m	31.2
Operating profit margin before one-off items	**11.3%**	9.2%	

The revenue of the Insulating Ceramics Division rose 7.4% to £324.0 million, and at constant currency by 10.6%. Although raw material and energy price increases continued from previous years, there was a strong focus on implementing sales price rises to help counter this. When combined with increased volumes and energy efficiency, this led to a rise in underlying operating profit margins from 9.2% to 11.3%. Operating profit before one-off items was up 31.2% to £36.6 million.

Thermal Ceramics

Our European business benefited from a large increase in orders for petrochemical and steel projects in the growth economies of India, Middle East and China. In most cases these projects were designed and specified by Western engineering companies who demanded quality branded products to be utilised in their designs. Latin America grew successfully in the fire protection, petrochemical and copper end markets, while our North American operations showed strong top and bottom line growth in their core businesses. Asian demand grew ahead of expectations, with further investment planned for the region in order to meet our growth objectives for the Division.

During 2007, we finalised the expansion of our newest insulating fibre plant in Gujarat, India. We continued to expand our readiness for the growth of the full range of branded Superwool products, ready to take advantage of increasing energy awareness in the global market. The redevelopment of the UK manufacturing site is well underway with the new R&D centre being fully operational by early 2008. This major investment will further enhance our ability to establish long-term alliances and partnerships with major customers in our target industries.

THE OUTLOOK FOR THERMAL CERAMICS REMAINS POSITIVE, WITH DEMAND FOR HEAT MANAGEMENT AND INSULATING PRODUCTS INCREASING.



NEW MMS SITE IN SHANGHAI
Morgan Molten Metal Systems (MMS) is the world leader in foundry crucibles and the leading importer into the Chinese market. The Chinese market is developing quickly with metal casters looking for technically sophisticated products designed to improve energy efficiency and casting quality. To meet this increasing demand MMS is investing in a new green-field manufacturing plant in China. Currently under construction, the plant in Suzhou, near Shanghai, is due to open in the third quarter of 2008 and will utilise the latest materials and production technology.

Revenues in our Molten Metal Systems ("MMS") business rose 5.2% in 2007, (6.7% increase on a constant currency basis) partly as a result of strong trading conditions in Asia and partly due to some distributor stock building in anticipation of the closure of the UK manufacturing operation in April 2008. Operating profits before one-off items increased by 21.9% as tight control of fixed costs more than offset rising material and energy costs and deteriorating currency exchange rates. Expansion of our production facilities in India and in Germany is well advanced and will be ready to absorb additional production when the UK facility ceases manufacturing. Construction has also commenced at our new facility in Suzhou, China which should begin production during the latter part of 2008.

Products

Thermal Ceramics

The Division designs, manufactures and installs engineered heat management solutions worldwide and is a world leader in insulation and refractory technology. These solutions are used by our clients to dramatically reduce energy consumption in their processes and in many applications to help minimise emissions. Key products and brands include:

- Insulating fibre: in bulk or in blanket form for a variety of manufacturing applications.
- Insulating firebrick: in straight or slab form, in standard or custom-designed shapes.
- Monolithics: include insulating, general purpose and special duty dense castables.

Molten Metal Systems

MMS has a leading position in the supply of crucibles and also manufactures and services furnaces for melting and holding metals and alloys. MMS also offers a range of foundry products and equipment used for crucible lifting, ingot loading and molten metal management and control.

Our Insulating Ceramics Division targets the following key markets:

Iron and steel

We supply heat management solutions to steel making and downstream processes, both direct to steel producers and through major contractors. Our solutions help customers to improve operational efficiencies and achieve cost savings. Our customers include 20 of the top steel producers and the market outlook is driven by capacity expansion and technical upgrades.

Aluminium

Reducing heat loss and improving heat containment is a major opportunity for aluminium producers to improve energy and production efficiency. We service both the primary and secondary aluminium sectors. In addition to our products which help improve furnace design and performance, Superwool consumables further enhance energy efficiency and performance. Further market growth is forecast for the Middle East, driven by the availability of power from natural gas supplies.

Transportation

We supply custom engineered heat management, noise reduction, filtration and friction solutions to the automotive, aerospace, motorcycle and truck and bus sectors. The increasing use of diesel engines has provided growth in the turbocharger business, particularly in the truck market whilst new emissions control standards, particularly for heavy trucks, are driving growth in the requirement for heat management in catalytic converters. In the aerospace sector increasing demand for passenger and freight transport is increasing the requirement for consumable products for the production of aero engine blades and insulation. We also supply crucibles and foundry consumables to the automotive sector which is making increased use of components cast from molten aluminium alloys with, for example, increasing fitment rates of alloy wheels.

PROVIDING INSULATION FOR THE DRAGON'S FIRE
Focusing on value-added by offering global sourcing, reliable manufacture, excellent service records, exceptional, reliable quality and competitive rates has resulted in Thermal Ceramics UK achieving approved supplier status with a major long-term customer. The Division has been awarded a £1.2 million contract for the supply of insulated fire bricks for use in the construction of Siemen VAI's new blast furnace for Dragon Steel in Taiwan. The contract includes supplying standard insulating fire bricks from Yixing in China and specialist cut and shaped insulating fire bricks from Thermal Ceramics' state-of-the-art manufacturing facility in Casalpusterlengo, Italy.



Petrochemical

Our heat management solutions for the petrochemical sector include products with high temperature performance and resistance to mechanical stress. Superior insulation enables customers to reduce fuel consumption, increasing their production and environmental efficiencies. We also offer value added services such as inspection reports using infra-red imaging to highlight energy loss. This market has been strong especially in the Middle East, India, China and Eastern Europe.

Ceramics

Our lightweight insulating products help reduce energy usage and contribute to increased operational efficiency in the ceramics industry. We serve the industry globally, designing and engineering solutions in Germany and Italy and supplying materials from our manufacturing facilities across the world according to customer requirements.

Power generation

Our solutions for power generation applications help conserve energy and increase operational efficiency. We provide engineered solutions to boiler-makers as well as specialist products such as abrasion resistant and high strength castables.
The power market saw increased activity through 2007 especially in the heat recovery steam generation projects which use gas as their main fuel; in particular the Middle East markets remain strong. We anticipate further growth opportunities.

Fire protection

Our FireMaster products are used worldwide to protect people and structures against fire. The growing market opportunity in fire protection for offshore and petrochemical facilities is being addressed through marketing partnerships to offer customers a package of aligned products.
The luxury marine industry is growing and the use of fire retardant paint is increasing, both of which use the Superwool brand of fibres.

Precious metal processing

We provide crucibles and other foundry consumables to the precious metal refining, reclamation and manufacturing sectors. High levels of demand for precious metals for use in the auto-catalyst, electronics, jewellery and other areas has seen strong prices for a number of precious metals, making refining and reclamation viable from sources that were previously uneconomic.

Outlook

The outlook for Thermal Ceramics remains positive, with demand for heat management and insulating products increasing due to the high long-term cost of energy and to the demand for environmentally friendly products. The continued development of the Superwool range of fibre products has kept us at the forefront of the market. In 2008 a new Superwool Plus range of products will offer many benefits to existing and new customers, bringing greater thermal efficiency and less weight for the same insulation. Sales to energy saving and emissions control applications will be targeted in 2008, as customers actively pursue improved environmental performance and legislative controls.

The outlook for Molten Metal Systems in 2008 is positive, particularly in Asia where our efforts will be focused on the establishment and expansion of low-cost production sites to address growth in local demand.

These results are produced under International Financial Reporting Standards as adopted by the EU (adopted IFRS). All the figures referred to below are extracted from the financial statements on pages 62 to 108 and comply with adopted IFRS.

We make reference to operating profit before one-off items* and operating profit after one-off items and their respective earnings per share (EPS). EPS is defined in note 10 on pages 77 and 78. We believe that operating performance indicators before and after one-off items provide valuable additional information and we use them to measure and monitor performance. The measures of operating profit and EPS before one-off items have been used historically to measure the underlying performance of the business during the restructuring of the Group from 2003 to 2006. In 2007 and going forward the Group will continue to publish this measure but will focus on operating profit after one-off items as this will more accurately reflect the ongoing performance of the Group.

*One-off items are shown in the Income Statement on page 62 of the financial statements and are also shown in the table below.

Group revenue and operating profit

	Revenue		Operating profit	
	2007 £m	2006 £m	2007 £m	2006 £m
Carbon	**216.6**	213.6	**34.6**	33.8
Technical Ceramics	**152.6**	162.5	**19.9**	17.0
Insulating Ceramics	**324.0**	301.7	**36.6**	27.9
Unallocated costs			**(4.6)**	(5.0)
Total Group before one-off items	**693.2**	677.8	**86.5**	73.7
One-off items:				
Restructuring costs and costs associated with prior period anti-trust litigation			**(9.0)**	(27.7)
Gain on curtailment of UK employee benefit scheme			**-**	11.0
Costs of terminated bid approach			**-**	(2.1)
(Loss)/profit on disposal of property			**(0.2)**	0.3
Total one-off items			**(9.2)**	(18.5)
Total Group after one-off items	**693.2**	677.8	**77.3**	55.2

Group revenue was £693.2 million (2006: £677.8 million). On a constant currency basis, revenue increased by 6.3% over the previous year.

Group operating profit margins before one-off items continued to show strong progress to 12.5% from 10.9%, driven by improved pricing, operational efficiencies and continued growth in higher margin businesses. The operating profit before one-off items at £86.5 million represented a 24.8% increase over the prior year on a constant currency basis and all divisions contributed to this strong performance.

Group operating profit after one-off items increased by 40.0% to £77.3 million (2006: £55.2 million), with operating profit margins after one-off items increasing from 8.1% to 11.2%.

The table below highlights the half-yearly improvement that we have made since 2006 with the second half of 2007 showing a 12.6% operating profit margin before one-off items.

Continuing Group results

(actual currency rates used)

	2007		2006	
	1st half £m	2nd half £m	1st half £m	2nd half £m
Revenue	**347.8**	**345.4**	336.3	341.5
Operating profit before one-off items	**43.1**	**43.4**	35.7	38.0
Operating profit margin before one-off items	**12.4%**	**12.6%**	10.6%	11.1%

The continuing rationalisation and restructuring of our manufacturing footprint cost £9.8 million in 2007 (2006: £23.9 million) and net legal costs recovered associated with the settlement of prior period anti-trust litigation were £0.8 million (2006: a cost of £3.8 million).

The net finance charge was £5.5 million (2006: £3.4 million). This net finance charge was comprised of two elements. The first was net bank interest and similar charges which were £7.2 million (2006: £4.6 million). The other part of the finance charge under adopted IFRS is the net IAS 19 Employee Benefits income which was £1.7 million (2006: £1.2 million).

A five-year summary of the Group's financial results is set out on pages 107 and 108 of this report.

Foreign currency impact

The principal exchange rates used in the translation of the results of overseas subsidiaries were as follows:

	Average rate		Year-end rate	
	2007	2006	2007	2006
US$	**2.0003**	1.8440	**1.9742**	1.9447
Euro	**1.4615**	1.4673	**1.3363**	1.4857

Taxation

Group taxation for the year showed a net charge of £15.2 million (2006: £10.6 million). The effective tax rate before one-off items was 21% (2006: 23%).

Dividend

The Group is proposing a final dividend of 4.5 pence per share bringing the total dividend for the year to 6.75 pence per share. This total dividend represents a 50% increase over the prior year.

Earnings per share

Earnings per share before one-off items was 22.3 pence (2006: 17.9 pence), an increase of 24.6%. Earnings per share after one-off items represented a profit per share of 19.1 pence (2006: 12.9 pence), an increase of 48.1%. Details of these calculations can be found in note 10 on pages 77 and 78.

Key performance indicators

Operating profit margin after one-off items

The Group, going forward, will be using operating profit and margin after one-off items as the main key performance indicator (KPI) for the Group. We have stated that our aim is to achieve mid-teen margins in good times (i.e. when the macro-economic environment is strong), and double digit margins when the environment is more challenging. We will use this KPI regularly in our half and full-year presentations to the financial community as we believe this measure will reflect the ongoing performance of the Group.

Total employment costs as a percentage of sales

Managing our cost base in conjunction with growing our top line is vital to Morgan Crucible's future success. Since 2003 our continuing group total employee costs, which consist of salaries, plus all other costs associated with employment such as bonuses, pensions, healthcare etc, have consistently reduced as a percentage of sales from 39.3% in 2003 to 31.1% for 2007.

Economic value added ratio

Economic value added (EVA) compares the returns made by our divisions with the notional costs of investing in them. We use this ratio to ascertain where to make capital investments within the Group. The basic calculation deducts the cost of capital from the net operating profit after tax, which is the operating profit before one-off items less a notional tax charge that is based on the medium-term expectation for statutory tax rates. We expect that the returns will exceed our weighted average cost of capital and it is one of the measures that we take into account when we are evaluating competing investments.

Balance sheet

At the year end total equity was £196.3 million (2006: £203.1 million). With closing net debt of £119.7 million (2006: £34.1 million), gearing at the year end was 61.0% (2006: 16.8%).

Non-current assets were £391.7 million (2006: £333.8 million) and total assets increased from £652.1 million in 2006 to £737.2 million at the end of 2007. The most significant element of this increase was due to the investment in and related loans to our associate, NP Aerospace.

The net assets of the Group decreased by £6.8 million from £203.1 million to £196.3 million.

Cash flow

Net cash inflow from operating activities was £53.1 million (2006: outflow of £21.9 million). This performance included an £18.5 million increase in working capital (2006: increase of £22.9 million) and was achieved after £11.4 million (2006: £34.3 million) of cash costs in the year from restructuring projects and net legal costs associated with prior period litigation. The Group saw a £23.7 million free cash inflow before dividends for 2007 (2006: outflow of £51.3 million). During 2007, the Group purchased £0.8 million (2006: £18.9 million) of shares in connection with the various share incentive schemes. In addition, net cash outflow in connection with the share buy-back programme announced in December 2006 was £46.9 million (2006: £0.5 million). At the year end, the Group had net borrowings of £119.7 million (2006: £34.1 million). The cash flow on page 64 highlights the main cash movements in 2007.

	2007 £m	2006 £m
Net cash from operating activities before UK pension payment	**53.1**	18.1
UK pension payment	-	(40.0)
Net cash flow from operating activities	**53.1**	(21.9)
Interest received	**3.7**	3.5
Net capital expenditure	**(33.1)**	(32.9)
Free cash flow before dividends	**23.7**	(51.3)
Dividends	**(18.8)**	(7.4)
Cash flows from other investing activities	**(45.7)**	(10.9)
Cash flows from financing activities	**(47.7)**	(19.2)
Exchange movement	**2.9**	4.2
Opening (net debt)/net cash	**(34.1)**	50.5
Closing (net debt)	**(119.7)**	(34.1)

Treasury policy

Group Treasury acts as a service to Morgan Crucible's businesses, not as a profit centre. It operates under policies approved by the Board. Group Treasury seeks to reduce financial risk and to ensure that the Group has sufficient liquidity available to meet all foreseeable needs. It is responsible for all of the Group's funding requirements, cash management and other treasury business. Group Treasury makes limited use of derivative instruments to hedge foreign currencies and interest rates; speculative transactions are not permitted.

Group Treasury prepares a formal report on treasury activities for the Board at least biannually and reports to the Chief Financial Officer monthly.

Foreign exchange risks

Subsidiaries are encouraged to manage all material transactional foreign currency exposures using forward contracts. Any items of a more complex nature require approval by Group Treasury. Currency translation risks are controlled centrally. The Group's policy is to manage the translation exposure of overseas net assets by seeking to match the currency of borrowings with the currency in which the net assets are denominated. The objectives are to maintain a low cost of borrowing whilst maintaining a balanced portfolio of net assets by currency.

Borrowing facilities and liquidity

The Group's borrowing facilities are arranged by Group Treasury and the funds raised are then lent to operating subsidiaries on an arm's-length basis. In a few cases operating subsidiaries have external borrowings but these are supervised and controlled centrally.

In 2007 the Group issued US$350 million of private placement notes with maturities of 7, 10 and 12 years at interest rates of 5.75%, 6.12% and 6.26% respectively. During 2007, the Group also increased its Bank Syndication from US$280 million to US$420 million. The syndication will mature in March 2010.

Capital investment

The Group has well-established formal procedures for the approval of investment in new businesses and of capital expenditure to ensure appropriate senior management review and sign-off.

Interest rate risk

The Group adopts a policy of ensuring that between 30% and 70% of its exposure to changes in interest rates on borrowings is on a fixed rate basis.

Tax planning risk

The Group's reported after tax income is calculated based on the relevant tax legislation in each of the jurisdictions that it operates in. Changes in tax legislation (including tax rates) could materially affect the Group's after tax income. The Group undertakes tax planning initiatives where appropriate. The outcome of such planning cannot be assured and could materially influence the effective tax rate.

Accounting policies

We adopted International Financial Reporting Standards as adopted by the EU (adopted IFRS) in 2005. All accounting policies shown on pages 66 to 71 are compliant with adopted IFRS.

Pensions

The Group operates a number of pension schemes throughout the world, the majority of which are of a funded defined benefit type. The largest of these are located in the UK and the US with others in Europe. Net employee benefit liabilities totalling £47.7 million are included in the financial statements at the end of the year, an increase of £5.0 million compared with the previous year. The main movements are in the UK pension schemes which show a modest deficit of £2.5 million on an IAS 19 basis.

Going concern

In accordance with the recommendations of the Combined Code, the Directors have duly considered the budgets, forecasts, cash flows and the outlook from the operating companies and consider that the Company and the Group have adequate financial resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing these accounts.

Our risk management processes are designed to identify, manage and mitigate business risks which could impact the Group's long- and short-term performance and value. Our risk management procedures include a forward looking "risk map" for each Division and for the Group. This identifies key risks, assesses the likelihood of those risks occurring, their potential short- and long-term value and performance implications and the actions being taken to manage those risks to a desired level. The process also helps to identify related business and performance opportunities.

Below we describe some of the risks that could affect Morgan Crucible. There could be an adverse effect on the business from additional risks not currently known to management. Further, risks currently believed to be immaterial could turn out to be material. Should these risks arise simultaneously or individually they could significantly affect the Group's business and financial results. These statements should be read in conjunction with the cautionary statement on page 39 and any forward looking statements in this report.

External risks

Global political and economic conditions

Our worldwide operations include activities in a number of developing countries. Whilst these regions offer growth opportunities which could enhance long-term value, business activities in these areas expose us to economic, political and business risks. The Group is subject to varying legal and regulatory regimes in these areas, including those covering taxation, environmental and other matters. Political risks include the imposition of trade barriers, expropriation of assets, changes in regulations, wage controls and restrictions on the export of currency and the volatility of prices, taxes and currencies.

Whilst demand for our products is influenced in part by economic growth rates, the diverse nature of our products and services and of the customers and markets served helps to mitigate the impact of any individual exposure to economic conditions. However, some 42% of our revenues are to customers in the USA and thus we are particularly affected by market conditions in that region.

Technology changes

The Group is focused on products which are both technologically advanced and which use advanced technology in their manufacture. If we do not keep up with future technological developments, we are exposed to the risk that our products will no longer be competitive. Conversely, if we are able to develop more advanced technologies we may gain additional business.

Foreign exchange movements

We operate on a global basis, with a significant proportion of our profits earned outside of the UK. We have significant investments around the world, with the greatest proportion being in the USA. As such we are subject to translation risk due to exchange rate movements between world currencies which could adversely or positively affect the Group's results. The Group has entered into certain hedging arrangements to help manage the impact of currency fluctuations and the Group's relevant treasury policies are summarised in the Financial review on page 31.

Raw materials and energy

Our products use a range of raw materials and some of our operations require significant amounts of energy. Volatility and increases in prices or scarcity of supply could have a material impact on our business. Our raw materials are sourced on the world market and in general we have access to multiple sources of supply. Where specific material properties require particular sources of raw materials to be used, the Group has processes in hand to bridge any short-term interruption of supply and where possible has identified alternative sources.

Energy costs have risen sharply in recent years. Multiple initiatives are underway, in all divisions, to reduce our energy consumption. Where possible, advance purchases of energy have been made at times when the price is favourable. In addition, increased energy prices may also increase the demand for certain of our energy conserving products and services.

Legislation and regulation

We are subject to varying laws and regulations around the world. Changes in these could affect the long- and short-term value of the Group. We cannot predict whether future developments in laws and regulations concerning our businesses will have an adverse or a positive effect.

For example, a failure to comply with Export Control regulations could have a negative impact, whilst new environmental performance legislation which affects our customers could increase the demand for our energy conserving products and services which can help our customers to address the requirements of such legislation.

Natural catastrophe

Some of our sites are located in areas that can be subject to the risk of natural catastrophes such as earthquake, flood and windstorm. Where possible and cost-effective, we have taken action to physically limit the impact of such events. Insurance of these risks has been effected where appropriate and we have multiple sites in various geographic and climatic regions which would help limit the value and performance impact of any single catastrophic event.

Internal risks

Reputation

Our reputation with all stakeholders is fundamental to the success of the Group. Failure to meet expectations in terms of the products and services we provide, the way that we do business or in our financial performance, could have a material effect on the Group.

These risks are mitigated through:

- our focus on quality, with over 90% of our production capacity now accredited to ISO 9001;
- our corporate responsibility programme, including our Statement of Core Values;
- our Ethics Policy and Internal Compliance Reporting Helpline; and
- our systems of internal control and risk management.

Pensions

We operate a number of defined benefit pension plans with the largest of these being in the UK and the USA. The pension plans are exposed to the risk of changes in interest rates, the value and performance of investments, inflation and the increasing longevity of members. At the year end, the UK schemes show only a modest deficit of £2.5 million. We will continue to keep funding levels under review.

The Group's main US defined benefit pension scheme is overseen by The Pension Benefit Guaranty Corporation which has powers to apply to court to terminate the scheme if it does not meet certain minimum solvency tests. Were there ever to be a termination, the Group would be required to meet the full cost of the under-funded liabilities under the US scheme.

Competition

Given that we operate in highly competitive markets, significant product innovations, technical advances or increased price competition could all affect the Group. Whilst the diversity of our businesses and the markets served reduces the impact of action by any particular competitor, in order to help ensure we remain competitive in all markets, we work to minimise our cost base and to invest in research and development.

Product development

We develop and launch new technologies and products as part of our strategy to enhance the long-term value of the Group. However, such development projects carry business risks, including reputational risk, abortive expenditure and potential customer claims which may have a material impact on the Group. Further, export control regulations may limit our ability to transfer or share technology between our sites in different countries.

Product liability and consequential loss

A large proportion of our products are used in the manufacturing processes of our industrial customers. If one of our products or that of our customer does not conform to agreed specifications or is otherwise defective, we may be subject to claims arising from end-product defects, injury to individuals or other such claims. This risk is greatly mitigated by our quality assurance systems, with over 90% of our production capacity now accredited to ISO 9001. We also work very closely with our customers in order to fully understand their requirements and to design quality test specifications that will ensure that we can continue to deliver high quality products.

Environmental

Our operations involve the normal environmental risks associated with manufacturing operations such as spillage, noise, air and soil pollution etc. Although we believe that our operations are in compliance with current regulation, potential future non-compliance can lead to fines and penalties. Specialist third-party and internal auditors make regular site visits to ensure compliance with local regulations. Provision is made for identified remediation obligations related to contaminated sites based on a reasonable assessment of the likely costs of rectification.

Health and safety

Our operations involve the typical health and safety risks inherent in manufacturing and business operations. We are subject to numerous laws and regulations relating to health and safety around the world. We believe that our operations are in compliance with all local current regulations. We seek to apply higher than local legal standards in the less developed countries in which we operate. Specialist third-party experts have been contracted to provide training in best practice in China. Independent external auditors make regular site visits to ensure compliance with local regulations and the Morgan Environmental, Health and Safety Good Management Practices Manual, which has been issued to sites worldwide. Environmental, Health and Safety Managers within each Division are tasked with ensuring that the practices outlined in the Manual are embedded in the manufacturing sites.

Litigation

From time to time and in the normal course of business, we are subject to certain litigation, in particular in the USA. Provisions for the expected costs and liabilities are set out in note 22 to the accounts. If the liabilities arising were significantly to exceed the amounts provided for, there could be a material financial affect on the value of the Group.

Insurance

Certain risks are transferred to insurers. Specialist third-party audits and internal inspections, coupled with follow-up of any corrective actions, help to ensure that major insurable risks are adequately managed. The growth in our aerospace and medical products businesses has meant that this continues to be an area of particular focus to ensure that our products are consistently of the highest quality and that contractual arrangements are clear.

Controls failure

We operate internal controls as described in the corporate governance report on pages 46 and 47. Failures in these controls could have a material impact on the value of the Group. With operations in over 35 countries worldwide we pay particular attention to the auditing of internal controls in some of the smaller sites which, given their size, tend to have less segregation of responsibilities.

Business continuity

We mitigate the potential inability to supply against contractual commitments though business continuity and disaster recovery plans which are either fully developed or in the course of development at all our sites and where appropriate through business interruption insurance.

Acquisitions

The Group has grown partly through acquisitions and through joint ventures. Such business combinations may involve risks that could have a material impact on the Group's future performance and value. Such risks are mitigated through representations and warranties and indemnities from vendors, combined with extensive due-diligence.

At Morgan Crucible, Corporate Responsibility is integral to our business, underpinning each of our five key strategic priorities. Here we report on our policies and performance in respect of ethics and ethical trading, our people, the environment, health and safety, community relations and suppliers and customers. In addition our 2007 EHS Report, planned for publication on our website in April 2008, will provide a more comprehensive review of our environmental and health and safety performance.

Management

The Board is accountable for corporate responsibility policies and procedures. The Chief Executive Officer, Mark Robertshaw, is the executive in charge of all corporate responsibility matters including internal and external stakeholders. He is supported by senior management, including the Chief Financial Officer who is responsible for environmental, health and safety matters, and by the Director of Human Resources in respect of employee matters and human rights. In addition, the Chief Executive of each of our Divisions has specific responsibility for customers and suppliers and for the implementation of our EHS and other policies and procedures.

Verification

Our Company Secretary and Director of Operational Risk work with external independent consultants to review and where appropriate verify our environmental, social and governance (ESG) disclosures. This process covers the environmental, health and safety and human resources related non-financial key performance indicators included in this report.

All Morgan Crucible businesses are regularly reviewed under the Group's Compliance Audit Programme and those sites and businesses certified to ISO9001, ISO14001, OHSAS18001 and other standards have regular external audits. The Group also uses external professional advisers in relation to specific health, safety and environmental matters as required.

The Board considers that these procedures provide a reasonable level of assurance that the Group's ESG disclosures are free from material misstatement whether caused by fraud or other irregularity or error.

Core values

The Board of Morgan Crucible is committed to ensuring that the Company's policies relating to business integrity are upheld. Morgan Crucible's approach to Corporate Responsibility is encapsulated in our Core Values Statement which was first published in 2004 and is regularly reviewed and updated. Our Core Values Statement provides the framework for our policies, programmes and procedures as we strive to achieve our strategic priorities through continuous improvement in our environmental, social and governance performance. The statement is available on our website and applies to all Morgan Crucible businesses and employees worldwide.

Business ethics

Our Ethics Policy provides employees with guidance for both their everyday activities and other circumstances. The policy is translated into appropriate languages for our sites worldwide.

The Morgan Crucible Ethics and Compliance Helpline enables employees and other stakeholders who are aware of, or suspect, misconduct, illegal activities, fraud, abuse of Company assets or violations of our Ethics Policy to report these confidentially without fear of retribution should they feel they cannot use a local channel. The helpline is promoted to employees globally, in particular through coverage in the global employee magazine which is available in eight languages.

It is planned to update and further communicate our Ethics Policy and the helpline to employees and other stakeholders in the coming year.

Bribery and corruption

Our Core Values Statement and Ethics Policy prohibit the giving or receiving of bribes and restricts the giving and receipt of gifts. Employees are required to obey all relevant laws. These policies apply, so far as is appropriate, to our business partners, including contractors, agents, joint ventures and suppliers. The Company also undertakes to ensure that no employee shall suffer discrimination as a result of refusing to pay or receive a bribe.

Morgan Crucible's global anti-competitive behaviour compliance programme is ongoing with training for appropriate employees across the Group. The programme includes independent audits and the audit reports are considered by the Executive Committee and the Board.

Our people

The success of our organisation in a highly competitive market is reliant on the breadth and depth of the capability of our employees. One of the five strategic priorities for Morgan Crucible is "Finding, keeping and developing the right people" and in 2007 our focus has been on talent management through the development of a talent review process initiated at CEO level and cascaded down the organisation. Our aim is to leverage the talent of our employees globally to deliver our short and long-term business plans while providing them with a challenging and exciting place to work and develop.

Policy and management

Our policy is to provide equal opportunities for employees in recruitment, career development, promotion and reward, including for those with disabilities. As noted below, we support the UN guidance on human rights, minimum working age, forced labour and freedom of association. Should existing employees become disabled, our policy is to provide continuing employment and training, wherever practicable.

The Director of Human Resources is responsible for Group human resources issues. She is a member of the Executive Committee and reports to the Chief Executive Officer.

DRIVING SUPERWOOL'S DEVELOPMENT
Thermal Ceramics Project Manager and materials scientist, Cécile Ollagnier, is one of the key drivers behind the successful development of the biosoluble, high temperature insulation wool, Superwool SW607HT. The development of this revolutionary product can be credited to the members of several teams including R&D, production and sales. Cécile led the development project having begun her relationship with the product in 2001 with smaller projects related to customer applications of SW607. The project grew and Cécile widened her focus into the research and development of SW607HT and its applications. Thanks to the work of Cécile and her teams, SW607HT is now the high temperature, low biopersistent, insulation fibre market leader.



Key performance indicators

On average during the year, Morgan Crucible employed 9,607 people, up from 9,384 in 2006. 33% of employees are in Europe, 34% in the Americas, 30% in Asia Pacific and 3% in other countries.

During the year we extended our processes for gathering and benchmarking human resources data to cover some 73% of our global workforce. Of these employees, 86% were "permanent" and 78% were male. The average time lost due to sickness and ill health (including health and safety related lost time) was 2.8% of working time. Average employment tenure was approximately 7.3 years. As this is the first year we have collected this data centrally there are no prior year comparisons.

We plan to further extend our HR data collection processes during 2008.

Training and development

We encourage our employees to achieve their full potential and to actively participate in their development. We invest in our people at all levels and on a global basis. We aim to align the skills required by the business and those that will help our employees develop on a professional and personal level through the use of our annual performance review process and our talent management process.

Providing group wide development programmes for a global organisation is a challenge but with the help of technology we have developed an e-learning tool that will create a number of learning scenarios. Our initial development programme focused on "Learning Business English" as a key business requirement. Our aim is to broaden the portfolio of programmes as we grow our employees awareness of learning new skills using different methods.

Employee engagement

Communicating with our employees and enabling them to connect with one another across businesses and skill sets is an important part of Morgan Crucible's strategy to find, keep and develop the right people.

Communications take place through a number of channels including team briefings and presentations, and through the twice yearly "360" magazine. This is available in eight languages and contains company, divisional, site and community news.

In 2007, the 11th annual meeting of the Morgan Crucible European Employee Forum took place with representatives from seven countries. We are committed to providing a forum where employees can meet and discuss with our business leaders the future of the business.

We monitor the effectiveness of our employee-related communications and policies through our employee survey. For example, the 2007 employee survey shows that 58% of employees say that overall company communication to employees is good, up from 37% in 2003. Responses in relation to health and safety and environmental matters are also positive.

Employee surveys

We have conducted four global employee surveys since 2003. Some 64% of employees participated in the 2007 survey which was conducted in nine languages. The results are fed back to employees on a Group, Divisional and site basis and are used by the executive teams to highlight areas needing extra attention.

The results of the 2007 survey show improvements in almost all areas and show increasing levels of engagement and commitment with employees increasingly feeling that they are a part of the Group as a whole, with strong local and site loyalty. 57% of respondents globally were aware of our five strategic priorities.

The 2007 surveys highlighted four areas for additional focus. These include: skills development - enabling people to progress their careers and make a positive impact on their work; communication - creating a productive, two-way dialogue between management and staff on all levels; recognition - the acknowledgement and reward of good work; and environmental issues - recognising that protecting the environment is as important to our people as it is to the Group as a whole. Plans are being put in place to address these areas at a local and global level.


I know the overall direction that Morgan is taking:
Agree Neither Disagree
2007 61% 23% 16%
2005 49% 27% 24%
2004 39% 30% 31%
2003 28% 29% 43%

I feel optimistic about the overall direction Morgan is taking:



Agree Neither Disagree Unable to comment
2007 64% 24% 12%
2005 53% 32% 15%
2004 46% 29% 17% 8%
2003 46% 33% 21%

Morgan treats me fairly:



Agree Neither Disagree Unable to comment
2007 63% 21% 16%
2005 55% 27% 10%
2004 45% 25% 17% 13%
2003 36% 44% 20%

Morgan values its customers*:



Agree Neither Disagree Unable to comment
2007 77% 16% 7%
2005 70% 23% 7%
2004 64% 19% 9% 8%

*Question not included in 2003 survey.

Human rights

All our businesses are required to comply with local laws and with Group policies. We support the Universal Declaration of Human Rights and the ILO Declaration on Fundamental Principles and Rights at Work concerning the fundamental rights including freedom of association and the effective recognition of the right to collective bargaining; the elimination of all forms of forced or compulsory labour; the effective abolition of child labour; and the elimination of discrimination in respect of employment and occupation.

The Director of Human Resources reports to the Chief Executive Officer and is responsible for human rights issues, with the Chief Executive of each Division having responsibility for policy implementation with in their respective divisions.

Our internal audit procedures include the monitoring of compliance with our human rights policies in countries of concern and human rights are included in our risk assessment procedures. Should significant risks or non-compliance be identified they are addressed through specific training/guidance to ensure that local practice and procedures are compliant. In the coming year we plan to communicate further our human rights related policies to employees and to provide further training in this regard. We will also provide our management team with further guidance on the implementation of these policies. Our Ethics and Compliance Helpline enables employees who are aware of or suspect issues under our human rights related policies to report these.

There were no reported breaches of our human rights related policies in 2007.

Environmental, health and safety

Our EHS programmes underpin our strategic priorities and our Core Values Statement commits us to environmental sustainability in our product development programmes and to strive to minimise the impact of our operations on the environment. We are also committed to ensuring that the working environment is safe and that all individuals take responsibility for achieving this.

This report includes a summary of our EHS performance and programmes and further detail will be included in our 2007 EHS Report to be published on our website in April 2008. The EHS Report will also include case studies to help demonstrate our approach to enhancing the sustainability of our business.

EHS policy

The key features of our EHS policy are to:

- Comply with EHS legislation, regulations and other applicable requirements.
- Minimise the environmental impact of historic, current and future operations.
- Conduct operations in such a manner as to avoid unacceptable risk to human health and safety.
- Supply products that will not present an unacceptable risk to human health and safety when used in compliance with product safety communications and common safety practices.
- Establish measurement tools for, and continuously monitor EHS performance.
- Set objectives for the continuous improvement of EHS matters.
- Train our people in relevant EHS matters.
- Encourage our business partners to adopt this same accountability.

EHS management and organisation

The management of our EHS performance is aligned with the operation of our day-to-day business. The Chief Executive Officer has overall accountability for corporate responsibility, supported by the Chief Financial Officer who has specific responsibility for EHS policy and performance. Operational responsibility is delegated to the Chief Executive of each Division. In practice all employees are responsible for ensuring that our EHS policies are implemented and for identifying additional areas and opportunities for further development.

Environmental management systems are in place at 61 major sites worldwide, representing some 84% of production capacity. This includes 27 sites or 48% of capacity which is certified to ISO14001. We have not yet achieved our target to double the number of certified sites from 16 in 2005, but with ten new certifications planned for 2008 this should be achieved in the coming year. This is in addition to the rolling programme of recertifications. Systems are in place for managing health and safety across all our operations worldwide, with a number of sites certified or working to OSHA18001 where this is appropriate.

A key element of our EHS management processes is the EHS Compliance Audit Programme. This programme provides assurance and helps ensure compliance with local regulations, and good management practice, using external auditors in Europe and Asia and a combination of internal and external resources in the Americas. We achieved our target of auditing 24 sites during 2007. Our target for 2008 is to audit a further 31 sites, including the 9 sites to be acquired from Carpenter Technology Corporation, contingent on completion of the transaction.

Health and safety performance

Health and safety performance is monitored Group-wide on a monthly basis. The Executive Committee receives regular performance reports and the Board reviews health and safety matters at least annually and more frequently when necessary.

Our health and safety performance data includes lost working time incidents arising from work-related injuries and ill-health. The majority of our sales and technical offices are now included and the 2007 data covers 99% of all employees, up from 96% in 2006.

Our long-term objective is to have no accidents and through proactive preventative programmes and training our performance improved during the year. Lost time accident frequencies (major and minor) were down 20%, exceeding our 10% reduction target for 2007. Lost time as a percentage of total time worked was up 3%, due to a 28% reported increase in the average time lost per lost time accident, behind our targeted 10% reduction. This reported increase was due to improved reporting of lost time to include long-term cases which were not consistently included in the 2006 data.

	2007	2006	Increase (decrease)
Major* incidents per 100,000 hours	**0.39**	0.48	(18)%
Minor** incidents per 100,000 hours	**0.17**	0.21	(23)%
Lost working time	**0.079%**	0.077%	3%
Lost time† per lost time accident	**17.6**	13.8	28%

*Major = work related injuries resulting in four or more days' lost time.
**Minor = work related injuries resulting in one, two or three days' lost time.

† "lost time" is total working time lost due to a work related accident or ill-health not including the day on which the accident occured.

Our objectives for 2008 are to continue to make progress towards our long term goal of zero accidents and to extend coverage to 100% of our employees. We will increase our focus on those sites with below average performance and on reductions in the average time lost per lost time accident. This will involve cross disciplinary teams including HR and general management, as well as EHS specialists.

Environmental performance

Environmental performance is monitored Group-wide on a monthly basis. The Executive Committee receives regular performance reports and the Board reviews environmental matters annually.

Wherever possible we work to minimise the impact of our business on the environment and, as highlighted in the Review of Operations, to maximise the positive environmental benefit of our products.

During 2007 we extended our environmental reporting to cover 100% of our production sites and the majority of our sales and technical offices. The data in this report covers the 98% of production site sales for which comparative data for 2006 is available.

In 2007 our CO_2 emissions intensity due to energy use improved by 2.5%, on trajectory to achieve our target of a 5% improvement by the end of 2008. Total CO_2 emissions due to energy use were some 428,000 tonnes. The proportion of electricity from renewable sources fell during the year and is now behind the trajectory needed to achieve 4% by the end of 2008. This is largely due to pricing in the competitive market for renewable electricity. Our waste intensity was down, but by less than the amount needed to be on track for our target of a 5% reduction by the end of 2008. This is largely due to the ongoing improvement in waste management reporting. Similarly, the proportion of total waste which is recycled fell during the year. Our water intensity was down 19% with improved measurement and a variety of reduction programmes driving this ahead of the targeted 10% reduction by the end of 2008.

Further details of our environmental performance will be included in our EHS report planned for publication in April 2008.

	2007	2006	Increase (decrease)
Tonnes CO_2* per £m revenue**	**611**	627	(2.5)%
% electricity from renewable sources	**1.9%**	2.6%	(70)bps
Tonnes waste per £m revenue**	**110**	112	(1)%
Recycled % of total waste	**29%**	30%	(100)bps
m3 water used per £m revenue**	**4,299**	5,301	(19)%

* CO_2 equivalent from all energy sources, including country specific electricity.
** constant currency basis, includes intercompany sales.

Our two year targets for energy use, emissions, waste and water consumption remain in place. During 2008 we will reassess these with a view to targeting further reductions in our environmental impact from 2009 onwards.

Community

Our practice is to engage with local communities in relation to matters of mutual interest and concern. At a local level, where Morgan Crucible often has long-established roots and is frequently a major employer, this helps to foster mutual understanding and credibility. In addition, Morgan Crucible engages with local and national Governments and agencies, both directly, and through professional bodies. Such engagement is in part covered by our Ethics Policy and donations to political parties or causes are prohibited.

In addition to the time given to community projects and for charitable purposes by Morgan Crucible employees around the world, in 2007 we also made charitable donations of £193,598 (2006: £146,240).

Group activities

During 2007, Morgan Crucible supported a number of charitable and community initiatives, including medical research, the care of physically or mentally handicapped people and the education and development of young people. For example:

- In South Africa, where some 30% of adults are functionally illiterate, our Thermal Ceramics business runs a voluntary literacy and life skills programme for shop floor employees. It provides the training and the facilities and includes an hour of training in the working week. Participants match this time commitment and start with reading and writing, before moving on to computer, budgeting and other life skills.

FIRST-CLASS

As part of our strategic priority of finding, keeping and developing the right people, we sponsor the Best Materials Student category in the UK's most important undergraduate science and engineering awards: The Science, Engineering & Technology Student of the Year Awards (SET). This year it was won by first-class honours student, Tom Connolly, from the University of Surrey. In addition to his prize, which was presented by our CEO, Mark Robertshaw, Tom was invited to tour our UK sites and meet each Division's Chief Technology Officer.



A

- The Group sponsored a trip by 25 young musicians from a local community school in Windsor to Beijing where they played in a number of concerts and participated in lessons and played alongside Chinese pupils.
- In the USA, both the Company and employees contribute to the United Way, the nationwide community based fund raising organisation which focuses on local issues with common themes, including helping children succeed, access to health care and strengthening families. In total some $77,758 was raised during the year.
- Morgan Crucible continued to support and fund the joint Barnardo's/Outward Bound initiative which provides opportunities for young people to develop life skills at a centre in Ullswater, UK.

Employee activities

Our staff also support a variety of local and national initiatives and projects, helping to raise funds and giving their time. Examples include:

Asia

- Employees and management at the Thermal Ceramics plant in Ranipet, India, marked Earth Day 2007 by joining with local residents to raise environmental awareness and to plant trees at a near-by school, helping to create a local "green-belt".
- Also in India, employees worked with a local hospital to organise an in-plant blood donation camp. Some 50% of employees volunteered, most of them first time donors.

Americas

- Steve Ashford, a machinist at the Morgan Technical Ceramics plant in Hayward, California, works semi-flexible shifts so that he can spend time at East Palo Alto Charter School. The school is in one of the most economically disadvantaged areas of California where there has been a high level of student drop-out. Steve uses a combination of physical education and music - he is also the rapper "Kontac" - to enrich his pupils' lives and inspire them to stay in school. This and other local initiatives have helped to start turning the East Palo Alto neighborhood around. Steve's video link can be found on: www.youtube.com/watch?v=n7xrM-oIgsk.
- Marcia Stewart, an employee at the Thermal Ceramics plant in Elkhart, Ilinois has a 35 year track record of community service, focused on youth programmes. Last year she also raised $600 to support child abuse victims and has collected over 100 pairs of shoes for underprivileged children.

Europe

- Employees at the Carbon Division's site in Swansea, UK have been raising money for the British Heart Foundation and for local charities. Activities include a sponsored cycle ride through Holland and a quiz night.
- The team at Technical Ceramics Southampton in the UK sponsored one of their members to compete in the "Race for Life" in aid of Cancer Research UK. The site also donated £5 for each completed employee survey, bringing the total raised to some £600.
- The 2007 London Marathon also saw a number of Morgan Crucible employees competing to raise money for Cancer Research UK and the Multiple Sclerosis Resource Centre.

Suppliers and customers

Our customer service strategy is to respond quickly to changing customer demand, to identify emerging needs and to improve product availability, quality and value. We stay close to our current and potential customers, building long-term relationships. Our quality management systems help ensure that our products meet or exceed customer requirements. Some 93% of the Group's manufacturing capacity is accredited to ISO9001.

To help embed this strategy and develop an organisation-wide customer orientated culture, a number of our businesses organise related events and awards. For example, 30 shopfloor and other workers from Morganite Crucible India Ltd visited a nearby customer, gaining insight into how our products address customer needs.

We aim to work with our suppliers and partners in mutually beneficial ways, and, so far as is practicable, require that our customers and suppliers, joint venture partners and contractors throughout the supply chain, act in accordance with our policies and values.

Cautionary statement

This Business Review has been prepared for and only for the members of the Company as a body and no other persons. Its purpose is to assist shareholders to assess the Company's strategies and the potential for those strategies to succeed and for no other purpose. The Company, its Directors, employees, agents or advisers do not accept or assume responsibility for any other purpose or to any other person to whom this document is shown or into whose hands it may come and any such responsibility or liability is expressly disclaimed. This Business Review contains forward looking statements that are subject to risk factors associated with amongst other things, the economic and business circumstances occurring from time to time in the countries, sectors and markets in which the Group operates. These and other factors could adversely affect the outcome and financial effects of the plans and events described. Forward looking statements by their nature involve a number of risks, uncertainties and assumptions because they relate to events and/or depend on circumstances that may or may not occur in the future and could cause actual results and outcomes to differ materially from those expressed in or implied by the forward looking statements. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a wide range of such variables. No assurances can be given that the forward looking statements in this Business Review will be realised. The forward looking statements reflect the knowledge and information available at the date of preparation and will not be updated during the year but will be considered in the Business Review for next year. This Business Review has not been audited or otherwise independently verified.



NON-EXECUTIVE DIRECTORS
From left: Simon Heale, Martin Flower, Tim Stevenson, Joe MacHale, Andrew Given



EXECUTIVE COMMITTEE
From left: Victoria Gould, Philip Wright, Kevin Dangerfield, Mark Robertshaw, Mark Lejman*, Tim Hayter, Amanda Wooding, Andrew Hosty, Paul Boulton (not pictured), Don Klas (not pictured)

*Resigned 2 January 2008.

Executive Directors

Mark RobertshawΔ
Chief Executive Officer

Mark was appointed as Chief Executive Officer in August 2006. Previous to this he was Chief Operating Officer from February 2006 and Chief Financial Officer from October 2004. Before joining Morgan Crucible he was Chief Financial Officer of Gartmore Investment Management Plc from 2000 to 2004. Mark is also a non-executive Director of Rathbones Brothers plc. He previously worked for the NatWest Group and also spent nine years as a management consultant with Marakon Associates.

Kevin Dangerfield
Chief Financial Officer

Kevin was appointed as Chief Financial Officer in August 2006, having joined Morgan Crucible in July 2000 as Deputy Group Financial Controller and was then subsequently promoted to Group Financial Controller. Before joining Morgan Crucible Kevin worked for London International Group plc and Virgin Retail Europe Limited. He qualified as a chartered accountant with PricewaterhouseCoopers.

Non-executive Directors

Tim Stevenson OBEΔ*
Chairman

Tim was appointed Chairman of Morgan Crucible in December 2006. He is also Chairman of Travis Perkins plc, a position that he has held since November 2001, and is the Senior Independent Director of Tribal plc. From 1975 to 2000, Tim held a variety of senior management positions at Burmah Castrol plc, including Chief Executive from 1998 to 2000. He is also a qualified barrister.

Joe MacHale †Δ*
Senior Independent Director

Joe was appointed a non-executive Director in October 2003 and Chairman of the Audit Committee in December 2003. He was appointed the Senior Independent Director for Morgan Crucible in April 2006. Joe is a chartered accountant and has had international experience with JP Morgan Incorporated. He was Chief Executive for Europe, Middle East and Africa of JP Morgan Europe from 1997 to 2001. He is a non-executive Director of The Royal Bank of Scotland plc and a non-executive Director and Chairman of the Remuneration Committee at Brit Insurance Holdings Plc. Joe is also a trustee and Treasurer of Macmillan Cancer Support.

Martin Flower †Δ*

Martin was appointed a non-executive Director in December 2004. He is also Chairman of Croda International Plc and of Alpha Group Plc and a non-executive Director of Low & Bonar PLC. Martin held a variety of senior management positions with Coats plc from 1968 to 2004 and was Group Chief Executive of that Group and Chairman of the Board from 2001 to 2004.

Simon Heale †Δ*

Simon was appointed a non-executive Director in February 2005 and is the Chairman of the Remuneration Committee. He is Chief Executive of China Now and is a non-executive Director of Kazakhmys plc, Panmure Gordon and Co plc and of PZ Cussons plc. He was Chief Executive of the London Metal Exchange until October 2006. Simon qualified as an accountant in 1978 with Price Waterhouse and has had extensive experience in the Far East having held senior positions with the Swire Group in Japan and Hong Kong and with Jardine Fleming in Hong Kong.

Andrew Given †Δ*

Andrew was appointed a non-executive Director in December 2007. He is currently the senior non-executive Director and Chair of the Audit Committee at VT Group plc and was previously the Senior Independent Director and Chair of the Audit Committee of Spectris plc. He was also formerly a non-executive Director and Chair of the Audit Committee of Spirent Communications plc. He has extensive experience within the manufacturing and technology sectors having been Deputy Chief Executive of Logica CMG plc and held senior management positions in Plessey and Nortel Networks.

Executive Committee

Mark Robertshaw
Chief Executive Officer

Kevin Dangerfield
Chief Financial Officer

Paul Boulton∞
Company Secretary

Victoria Gould
Director of Group Communications

Tim Hayter
CEO Thermal Ceramics

Andrew Hosty
CEO Technical Ceramics

Don Klas§∞
CEO Carbon

Amanda Wooding
Director of Human Resources

Philip Wright
CEO Molten Metals Systems

† Member of the Audit Committee
* Member of the Remuneration Committee
Δ Member of the Nominations Committee
§ Appointed 2 January 2008
∞ Not pictured on page 40

The Directors present their report together with the financial statements and auditors' report for the year ended 4 January 2008. This Directors' report was approved by the Board on 19 February 2008.

Principal activities and business review

The Morgan Crucible Company plc ("the Company") and its subsidiary undertakings comprises three reporting divisions (as outlined on the inside front cover) that design, manufacture and market primarily carbon and ceramic components for applications for a wide range of markets. A review of developments affecting the Group during the year and its prospects for the future appear on pages 16 to 39, to be read in conjunction with the cautionary statement on page 39.

The Companies Act 1985 requires the Directors' report to include a Business review. Certain information that fulfils the requirements of the Business review can be found in this Directors' report and on pages 16 to 29 (Review of operations), 30 to 31 (Financial review), 32 to 33 (Risk management) and 34 to 39 (Corporate responsibility), to be read in conjunction with the cautionary statement on page 39.

Financial results

The profit for the year ended 4 January 2008 was £56.5 million (2006: £39.7 million). Profit before tax for the same period was £71.7 million (2006: £50.3 million). Revenue was £693.2 million (2006: £677.8 million) and operating profit before one-off items was £86.5 million (2006: £73.7 million). Basic earnings per share was 19.1 pence (2006: 12.9 pence). Capital and reserves at the end of the year were £196.3 million (2006: £203.1 million). The retained profit of £56.5 million will be transferred to reserves. The Group's accounting policies can be found on pages 66 to 71.

Dividends

The Directors recommend the payment of a final dividend at the rate of 4.5 pence per share on the ordinary share capital of the Company, payable on 30 June 2008 to shareholders on the register at the close of business on 30 May 2008. Together with the interim dividend of 2.25 pence per share paid on 7 November 2007, this final dividend, if approved by shareholders, brings the total distribution for the year to 6.75 pence per share (2006: 4.5 pence).

Acquisitions and disposals

During 2007 the Company acquired into its Carbon Division 49% of the issued share capital of Clearpower Limited (the holding Company of the NP Aerospace business) for £41 million (including £36 million of a shareholder loan) and the assets of Materials Unlimited Inc for a cash consideration of US$1.4 million. On 21 December 2007 the Company announced that it had conditionally agreed to acquire Carpenter Technology Corporation's Certech and Carpenter Advanced Ceramics businesses for US$147 million. Completion is expected at the end of the first quarter in 2008.

The Company disposed of two subsidiaries out of its Carbon Division: Morganite Zambia Limited and Morganite Zimbabwe Limited for £135,000, realising a gain of c£24,000 before tax.

Share capital

As at 4 January 2008, pursuant to an authority granted at the Company's Annual General Meeting on 20 April 2007, the Company was authorised pursuant to the Companies Act 1985 to purchase up to 9.99% of its issued share capital. This authority expires on the date of the Annual General Meeting to be held on 18 April 2008 at which the Directors will seek to renew this authority for a further year.

Pursuant to this authority the Company has during the year under review purchased 16,939,285 ordinary shares with a nominal value of 25 pence each (representing 6.13% of the ordinary issued share capital of the Company as at 4 January 2008) for an aggregate consideration of £47.5 million (nominal value £4.2 million). The Directors were of the opinion that the purchase of these shares was both in the best interests of shareholders generally and would increase the Company's earnings per share. The shares purchased by the Company have been cancelled.

The Company's share capital, together with details of shares issued and purchased during the year are set out in note 18 on pages 83 to 85. The Company's ordinary shares represent 99.5% of the total issued share capital, with the 5.5% cumulative first preference shares representing 0.1% and the 5.0% cumulative second preference shares representing 0.4%. The rights and obligations attaching to the Company's ordinary shares and restrictions on the transfer of shares in the Company are set out in the Company's Articles of Association, copies of which can be obtained from Companies House in the UK or the Company Secretary. The holders of ordinary shares are entitled to receive dividends, when declared, the Company's reports and accounts, to attend and speak at general meetings of the Company, to appoint proxies and to exercise voting rights. Details of the structure of the Company's preference share capital and the rights attached to the Company's preference shares are set out on page 85. No person holds securities in the Company carrying special rights with regard to control of the Company. The Company is not aware of any agreements between holders of securities that may result in restrictions on the transfer of securities or on voting rights. Unless expressly specified to the contrary in the Articles of Association of the Company, the Company's Articles of Association may be amended by a special resolution of the Company's shareholders.

Policy on the payment of creditors

The Company's policy in relation to its suppliers is, where possible, to settle terms of payment when agreeing the terms of the transaction and to abide by those terms, provided that it is satisfied that the supplier provided the goods and services in accordance with the agreed terms and conditions. The Company and its subsidiaries do not follow any one code or standard on payment practice due to the diverse nature of the global markets in which the Group operates.

The number of days' purchases outstanding for payment by the Company at the end of the year was 42 days (2006: 66 days) and for the Group was 60 days (2006: 62 days).

Research and development

Innovative use of existing and emerging technologies will continue to be crucial to the successful development of new products and solutions to customer demands. The Company has research and development facilities at its key manufacturing sites. The spend on research and development which excludes the amounts spent working with customers and others by way of product enhancement and application engineering was £8.7 million during the year (2006: £8.2 million).

Financial instruments

Details of the Group's use of financial instruments, together with information on policies and exposure to credit, interest rate and currency risks can be found in note 20 on pages 86 to 92.

Human resources

Details of the Company's and the Group's personnel policies (including its policy on equal opportunities for disabled employees) and employee involvement are set out on pages 34 and 36.

There are no agreements between the Company and its Directors or employees providing for compensation for loss of office or employment (whether through resignation, purported redundancy or otherwise) that occurs because of a takeover bid except in the case of the Chief Executive Officer, Mark Robertshaw. He is entitled to receive, if his employment is terminated (or notice is given) as a result of and within six months of an offer becoming unconditional, in addition to other entitlements due to him under his service agreement, a sum equal to the greater of the average bonus payments made to the Chief Executive Officer during the two years prior to termination of employment or 35% of his annual salary as at the date of termination of his employment.

Employee share and share option schemes

The Company continues to encourage employee ownership of its shares through the provision of a number of employee share and share option schemes. 108 employees hold awards under the Morgan Crucible Long Term Incentive Plan. 88 employees have options under the Company's Executive Share Option Schemes and 557 employees participate in the Company's UK Sharesave Plan. There are 17 participants in the Company's German Employee Share Purchase Plan. There are currently no participants in the Company's US Employee Share Purchase Plan. Details of outstanding options are given in note 21 on pages 92 to 97.

All of the Company's share schemes contain provisions relating to a change of control. Outstanding options and awards would normally vest and become exercisable on a change of control, subject to the satisfaction of any performance conditions at that time.

The Morgan General Employee Benefit Trust ("the Trust") held 5,876,880 shares on 4 January 2008 in connection with awards granted under the Company's Employee Share Schemes. In the period 4 January 2008 to 19 February 2008 83,708 shares were transferred out of the Trust to leave a balance of 5,793,172 shares on 19 February 2008. The trustees of the Trust ("Trustees") have agreed to waive their entitlement to the payment of dividends on the shares held by the Trust. The Directors are not aware that any other shareholders waived or agreed to waive any dividends or future dividends during the period under review.

The Trustees have absolute and unfettered discretion in relation to voting any shares held in the Trust at any general meeting. Their policy is not to vote the shares. If any offer is made to shareholders to acquire their shares the Trustee will have absolute and unfettered discretion on whether or not to accept or reject the offer in respect of any shares held by them.

Directors

All those who served as Directors throughout the year under review are listed on page 41. Andrew Given was appointed as a Director on 7 December 2007. Mark Lejman resigned as a Director on 2 January 2008.

Details of Directors' interests in the share capital of the Company are listed on page 57. The Company has not been notified of any change in their holdings in the period 5 January 2008 to 19 February 2008.

The details of those Directors who will be offering themselves for election and re-election at the forthcoming Annual General Meeting on 18 April 2008 are set out in the Circular to shareholders which will be posted in March 2008.

Details of the background and experience of all the Directors can be found on page 41 and details of Board Committees on which they serve can be found on page 45.

The Company's Articles of Association ('the Articles') give the Directors power to appoint and replace Directors. Under the terms of reference of the Nomination Committee, any appointment must be recommended by the Nomination Committee for approval by the Board of Directors. The Articles also require Directors to retire and submit themselves for election at the first Annual General Meeting following appointment and all Directors are required to submit themselves for re-election at the third Annual General Meeting following their appointment or re-election.

Subject to the Company's Memorandum and Articles of Association, UK legislation and any directions given by special resolution, the business of the Company is managed by the Board, which may exercise all the powers of the Company. The Directors also seek authority from shareholders at each Annual General Meeting to allot shares, disapply pre-emption rights and to make market purchases of the Company's ordinary shares. These powers may be exercised under authority of resolutions of the Company passed at its Annual General Meeting.

Donations

Morgan Crucible companies made the following charitable donations.

United Kingdom	£86,970 (2006: £92,507)
Overseas	£106,628 (2006: £53,733)
	£193,598 (2006: £146,240)

Further details of charitable donations and activities of the Group are given on pages 38 and 39. No political donations have been made.

Significant agreements

The Group has a number of borrowing facilities provided by various banking groups. These facility agreements generally include change of control provisions which, in the event of a change in ownership of the Company could result in renegotiation or withdrawal of these facilities.

The most significant such agreements are: the US$420 million Multicurrency Revolving, Facility Agreement which was signed in March 2005 and subsequently amended by an Amendment Agreement in July 2007 and the US$80 million and US$350 million Note Purchase and Guarantee Agreements signed in March 2003 and December 2007 respectively.

There are a number of other agreements that take effect, alter or terminate upon a change of control of the Company following a takeover bid, such as commercial contracts and joint-venture agreements. No such individual contract is considered to be significant in terms of its potential impact on the business of the Group as a whole.

Substantial shareholdings

As at 19 February 2008, the Directors have been advised of the following holdings representing 3% or more of the issued ordinary share capital of the Company:

Company	Number of ordinary shares	%*
Standard Life Investments Ltd	39,009,231	14.44
Aegon UK	14,607,718	5.41
Resolution Investment Services Ltd	14,545,314	5.38
JPMorgan Chase & Co.	13,957,030	5.17
Legal & General Group plc	12,607,506	4.67
Schroders PLC	12,494,272	4.62
Lloyds TSB Group plc	11,203,401	4.15
Lazard Asset Management LLC	10,342,906	3.83

*The number of ordinary shares is expressed as a percentage of the Company's issued share capital as at 19 February 2008 in each case.

Disclosures of information to auditors

The Directors who held office at the date of approval of this Directors' report confirm that, so far as they are each aware, there is no relevant audit information of which the Company's auditors are unaware, and that each Director has taken all steps that he ought to have taken as a Director to make himself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

Post balance sheet events

There have been no material events since the year end. The Company proposes to pay a final ordinary dividend of 4.5 pence per share in respect of the 2007 financial year.

Auditors

KPMG Audit Plc has expressed its willingness to continue in office. Resolutions for its reappointment as auditors and authority for the Directors to determine the auditors' remuneration will be proposed at the forthcoming Annual General Meeting.

Annual General Meeting

The Annual General Meeting of the Company will be held on 18 April 2008 at The Oakley Court Hotel, Windsor Road, Water Oakley, Windsor, Berkshire SL4 5UR. A Circular will be sent with this report to shareholders in March 2008 incorporating the Notice of Annual General Meeting and detailing any special business to be transacted at that time.

By order of the Board

Paul Boulton
Secretary

19 February 2008

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP.
Registered in England, No. 286773

Statement of compliance with the Combined Code

Throughout the year ended 4 January 2008 the Company has been in compliance with Section 1 of the June 2006 edition of the Combined Code on Corporate Governance (the Code) which was adopted on a voluntary basis for the year beginning 5 January 2007.

This statement describes how the Company has applied the main and supporting principles of the Code. It should be read in conjunction with the Business review and Remuneration report on pages 16 to 39 and pages 50 to 59 respectively.

Directors

The Board

The Board is collectively responsible to the Company's shareholders for the success of the Company. The Board is satisfied it has met the Code's requirements for its effective operation. It has set the Company's strategic aims, which were reviewed during the year and has ensured that there is a framework of prudent and effective controls which enable risk to be assessed and managed. The Board sets the Company's values and standards which are contained in the Statement of Core Values and Ethics Policy, both of which are referred to on page 34 in the Business review.

The Board met formally nine times during the year to review current performance against agreed objectives and to make and review major business decisions. There is a schedule of matters specifically reserved for the Board, including significant contractual commitments (acquisition or disposal of companies/businesses, treasury and intellectual property transactions), the review of the effectiveness of risk management processes, major capital expenditure and corporate responsibility. Various matters are delegated to duly authorised sub-committees of the Board.

During the year a number of changes to the Board were announced. On 7 December 2007, Andrew Given was appointed as a non-executive Director and it was announced that Joe MacHale will retire at the conclusion of the Annual General Meeting to be held in April 2008. At that point, Andrew Given will become Chairman of the Audit Committee. On 2 January 2008, Mark Lejman resigned from the Board.

As at 4 January 2008, the Board comprises Tim Stevenson, Chairman; Mark Robertshaw, Chief Executive Officer; Kevin Dangerfield, Chief Financial Officer and four independent non-executive Directors. Joe MacHale is the Senior Independent Director. Biographies of the Directors are set out on page 41.

All Directors submit themselves for election by the shareholders at the first Annual General Meeting following their appointment and for re-election at least once every three years. Should a non-executive Director serve for more than six years his re-election would be subject to particularly rigorous review. Should any Director serve for longer than nine years he would then be subject to annual re-election.

The attendance of each Director at Board, Audit, Remuneration and Nomination Committee meetings is set out in the table below.

	Board		Audit		Remuneration		Nomination	
Director	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended
Tim Stevenson	9	9	–	–	6	6	3	3
Mark Robertshaw	9	9	–	–	–	–	3	3
Kevin Dangerfield	9	9	–	–	–	–	–	–
Mark Lejman*	9	9	–	–	–	–	–	–
Joseph MacHale	9	9	5	5	6	6	3	3
Martin Flower	9	7	5	5	6	6	3	3
Andrew Given	1	1	–	–	1	1	–	–
Simon Heale	9	9	5	5	6	6	3	3

(Excludes meetings attended by invitation for all or part of a meeting).
*Resigned 2 January 2008.

During 2007, the Chairman and the non-executive Directors met without the executive Directors present.

An appropriate Directors' and Officers' liability insurance policy is in place.

Chairman and Chief Executive Officer

The roles of Chairman and Chief Executive Officer are separate. The division of responsibilities between the Chairman, who is responsible for running the Board, and the Chief Executive Officer, who is responsible for running the Company's business, is clearly established, set out in writing and agreed by the Board.

Board balance and independence

In the year under review, the Company complied with the requirement of the Code that at least half of the Board, excluding the Chairman, should comprise non-executive Directors determined by the Board to be independent. At the year end, in addition to the Chairman, whom the Company deemed to be independent on appointment, the Board comprised two executive Directors and four independent non-executive Directors.

Appointments to the Board

As is further detailed in the report of the Nomination Committee, set out on page 49, there is a formal, rigorous and transparent procedure for appointments to the Board.

The Board is satisfied that there are succession plans in place for appointments to the Board and for senior management.

Information and professional development

The Board receives, in a timely manner, information in a form and of a quality appropriate to enable it to discharge its duties, with Board papers generally sent out five working days before each meeting.

All Directors receive a full, formal and tailored induction on joining the Board, and have letters of appointment confirming what is expected of them.

Training and development needs are assessed as part of the Board Performance Review process and the Directors regularly update and refresh their skills and knowledge, including their familiarity with the Company. In addition to the Directors visiting operations and meeting with management, each year at least one Board meeting is held at an operating facility. During 2007 this took place at the Thermal Ceramics manufacturing site at Bromborough, Merseyside, UK.

The Directors have access to the advice and services of the Company Secretary who, with the Chairman, is responsible for ensuring that Board procedures are followed and that applicable rules and regulations are observed. The Directors may also seek independent professional advice at the Company's expense in connection with their duties as Directors, and a procedure is in place to facilitate this.

Performance evaluation

The performance of the Board, its committees and of the individual Directors was formally reviewed during the year. The process was facilitated by external specialists and included structured interviews with each Director and with certain members of the Executive Committee covering overall and individual performance, Board composition, Board dynamics, processes and communications, the effectiveness of committees and benchmarking. The results of the review were presented to the Board with one-to-one feedback where appropriate. The non-executive Directors, led by the Senior Independent Director, met without the Chairman present to evaluate the Chairman's performance during the year, taking into account the views of the Executive Directors.

Remuneration

Remuneration policy and practice is discussed in the Remuneration report on pages 50 to 59.

Accountability and audit

The assessment of the Company's position and prospects as required by the Code is included in the Business review on pages 16 to 39. The Board also presents updated information in its Interim reports and other price sensitive announcements.

A summary of the statement of Directors' responsibilities in respect of the Annual report and the financial statements is set out on page 49 and the "going concern" statement is set out in the Business review on page 31.

Internal control

The Board has overall responsibility for establishing and maintaining a sound system of internal control to safeguard shareholders' investment and the Company's assets. Through the Audit Committee, the Board reviews the effectiveness of the internal control system annually. This review covers all material controls, including financial, operational and compliance controls, and risk management systems. Over the past year, internal audits have been focused on smaller sites and in emerging countries to help ensure that practices are brought into line with Morgan Crucible codes of conduct and business ethics, including in respect of import/export control compliance, EHS and accounting. In addition, crisis management and business continuity plans have been reviewed. As is detailed further in the Business review, the anti-competitive behaviour compliance programme is ongoing. The review of internal controls also includes consideration of the Turnbull Risk Review and the effectiveness of the various risk management systems in place to manage the risks identified.

The Board delegates the establishment and implementation of the systems for internal control and risk management to the operating Divisions which are responsible for the identification and evaluation of significant risks applicable to their areas of business together with the design and operation of suitable internal controls. The Board delegates the monitoring and review of the internal control and risk management systems to the Audit Committee assisted by the Risk Management Committee. The Risk Management Committee, which is chaired by the Chief Financial Officer, reviews the full range of risks faced by Morgan Crucible as a Group, ensures there are adequate systems in place and evaluates their effectiveness. Where necessary, the Risk Management Committee initiates action to improve the systems and ensure compliance.

The Directors believe that the Group's system of internal financial controls provides reasonable, not absolute, assurance that the assets of the Group are safeguarded; transactions are authorised and recorded in a correct and timely manner; and that such controls would prevent and detect, within a timely period, material errors or irregularities. The system is designed to manage, rather than eliminate, risk and to address key business and financial risks, including social, environmental and ethical risks. The internal control framework complements the Group's management structure. The main features of the formal system for assessing the potential risks to which the Group is exposed are summarised as follows:

- *Financial reporting* A detailed budgeting system for each Division exists with an annual consolidated budget reviewed and approved by the Board. Businesses present their revenue and capital expenditure budgets for approval. Monthly results for the Group are presented to the Executive Committee and the Board, including comparisons against budget and the prior year. The Group's annual and half-yearly results are reported externally, in addition to interim management statements. The annual results are audited and the half-yearly results are reviewed by the auditors.
- *Performance monitoring* There are regular meetings of the Board and of the Executive Committee. A comparison of forecast and actual results is considered, including cash flows and comparisons against budget and the prior year. Divisional management teams also meet regularly to review performance. Presentations of actual and forecast performance are made to the Executive Committee by the Group's Divisional Chief Executive Officers. In addition, regular site visits are made by members of the Executive Committee.
- *Risk management* The identification of major business risks is an ongoing process, and, as noted in the Internal Control section, this is carried out in conjunction with operating management. Steps are taken to mitigate or manage any material risks identified. The Board, either directly or through the Audit Committee, receives reports on financial, taxation, insurance, pension, legal and social, environmental and ethical risks from management. The Divisional Chief Executives cover risk issues at their management meetings and the Director of Operational Risk helps to ensure that internal control and risk management is embedded into the Group's operations.
- *Risk factors* The businesses of Morgan Crucible are affected by a number of factors, many of which are influenced by macroeconomic trends and are therefore outside the Company's immediate control, although as described above and in the Business review, the identification and management of such risks is carried out systematically.

Audit Committee and auditors

The Board has formal and transparent arrangements for considering how the Directors apply the financial reporting and internal control principles, and for maintaining an appropriate relationship with the Company's auditors. This requirement is met by the work of the Audit Committee, as described below, and by the audit work carried out by the Company's external auditors, KPMG Audit plc. The Audit Committee has received confirmation from KPMG Audit plc that its general procedures support the auditors' independence and objectivity in relation to non-audit services. After considering such procedures the opinion of the Audit Committee was that the auditors' objectivity and independence was safeguarded despite the provision of non-audit services by KPMG Audit plc.

Relations with shareholders

Dialogue with shareholders

The importance of dialogue with major shareholders is recognised and meetings are held in order to help achieve a mutual understanding of objectives. In this respect, the Chief Executive Officer and Chief Financial Officer make themselves available to major shareholders as appropriate throughout the year, in particular at the time of the preliminary and interim announcements. The Chairman also discusses governance and other matters directly with shareholders. The Chairman has attended investor briefings and other non-executive Directors are offered the opportunity to attend meetings with major shareholders and attend if requested. The Senior Independent Director is available to attend separate meetings with major shareholders on request.

To help facilitate dialogue with shareholders, the Investor Relations section of the Company's website includes details of stock exchange announcements, press releases, presentations, webcasts and other information relevant to investors.

Following the announcement of the Group's Preliminary and Interim results and after other significant statements and presentations, an investor survey is carried out and the results are presented to and discussed by the Board. In addition, the Board is provided with brokers' reports and feedback from shareholder meetings on a regular basis.

Constructive use of the AGM

The Annual General Meeting is normally attended by all members of the Board and by a representative of the auditors. The results of the proxy voting on all resolutions are provided for all attendees. At the AGM held in April 2007, the Chief Executive Officer made a short business presentation. Shareholders are also invited to ask questions during the meeting, and have the opportunity to meet the Directors and other members of senior management before and after the formal meeting.

Board committees

The full terms of reference of the following Board committees are available upon request and are available on the Company's website.

Audit

The Audit Committee assists the Board in effectively discharging its responsibilities for financial reporting and corporate control. Andrew Given joined the Committee on his appointment to the Board on 7 December 2007 and as at 4 January 2008, membership of the Committee consisted of Martin Flower, Andrew Given, Simon Heale and Joe MacHale who is the Committee Chairman, all of whom are independent Directors. The Committee has the power to, and does, request the attendance at meetings of any Director, auditor or member of management as may be considered appropriate by the Chairman of the Committee. The Committee also meets the external and internal auditors without the executive Directors or other members of management present. The Audit Committee met five times during the year.

The Audit Committee's terms of reference include:

- monitoring the integrity of the financial statements of the Company, and any formal announcements relating to the Company's financial performance, reviewing significant financial reporting judgements contained in them;
- reviewing the Company's internal financial controls and the Company's internal control and risk management systems;
- monitoring and reviewing the effectiveness of the Company's internal audit function;
- making recommendations to the Board, for it to put to the shareholders for their approval in general meeting, in relation to the appointment, reappointment and removal of the external auditors and to approve the remuneration and terms of engagement of the external auditors;
- reviewing and monitoring the external auditors' independence and objectivity, and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements; and
- developing and implementing policy on the engagement of the external auditors to supply non-audit services, taking into account relevant ethical guidance regarding the provision of non-audit services by the external auditors; and to report to the Board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken.

The Committee has the authority to investigate any matters according to its terms of reference and may obtain external advice at the cost of the Company. The Director of Operational Risk has access to the Chairman of the Committee and meets, when appropriate, with the Committee without other executives present.

The work of the Committee in discharging those responsibilities in 2007 included:

- reviewing the Group's 2006 financial statements and 2007 interim results statements prior to Board approval.
- consideration of the Group's main business risks and receiving regular updates on areas of risk in accordance with the Turnbull Committee guidance.
- reviewing the effectiveness of the Group's internal audit and risk management systems.
- consideration of the work and plans for the internal audit function.
- appraisal of the Company's whistleblowing and related procedures and policies.
- confirmation of the external auditors' terms of engagement and fee structures; and
- monitoring the level of non-audit work of the auditors, which in 2007 included services amounting to £0.5 million, mainly in connection with acquisitions in the USA, internal control audits undertaken in a number of developing countries and tax services in various jurisdictions in connection with compliance work.

To ensure the objectivity and independence of the external auditors the policy implemented by the Committee for the provision of non-audit services by the external auditors is in summary as follows:

- certain non-audit services may not be provided by the external auditors;
- any non-audit work proposed to be placed with the external auditor with a fee in excess of £200,000 should be referred to the Audit Committee; and
- the prior approval of the Audit Committee is required for any non-audit work which, when added to the fees paid for other non-audit work, would total more than 80% of the audit fee.

The external auditors have processes in place to safeguard their independence and have written to the Committee confirming that, in their opinion, they are independent. The Company last changed its auditors in late 2001 and during the year undertook a formal review of the external auditor which included a re-tender presentation. Following the review the Committee recommended to the Board that the Group's audit work should not be put out to third party tender during 2007.

Remuneration

As is further described in the Remuneration report on pages 50 to 59, the Remuneration Committee has responsibility for setting remuneration for all executive Directors and the Chairman, including benefits such as share options and awards under the Company's incentive plans, pension rights and any compensation payments. The Committee also monitors the level and structure of remuneration for senior management.

Andrew Given joined the Remuneration Committee on his appointment to the Board, and as at 4 January 2008, membership of the Committee consisted of Tim Stevenson, Martin Flower, Andrew Given, Joe MacHale and Simon Heale who is the Committee Chairman. The Committee is assisted in its duties by the Group Chief Executive, the Company Secretary and the Director of Human Resources, none of whom takes part in discussion of their own remuneration or votes on any resolution. The Committee also has the power to request, for all or part of any meeting, the attendance of any Director or member of management as may be considered appropriate by the Chairman of the Committee. The Committee met six times during the year.

The Committee reviews contracts and authorises the remuneration, performance-related and discretionary bonuses (including performance targets) and other benefits of the executive Directors. All executive Directors are employed on contracts subject to 12 months notice of termination at any time. It is policy to disclose the fees of any executive Director who serves as a non-executive Director of another company. During the year Mark Robertshaw served as a non-executive Director of Rathbone Brothers plc and Mark Lejman served as a non-executive Director of Delta plc. The fees received by Mark Robertshaw and Mark Lejman in this regard are shown on page 56.

As is further detailed in the Remuneration report, the Committee uses specialist consultants and advisers where appropriate.

The Committee sets relevant criteria for awards granted under the Company's various share and share option schemes. The non-executive Directors do not participate in share schemes and bonuses nor do they qualify for pension benefits.

The Report of the Remuneration Committee, which includes details of Directors' remuneration and Directors' interests in options and shares, is set out on pages 50 to 59.

Nomination

The Nomination Committee leads the process for Board appointments and makes recommendations to the Board on the appointment of new Directors. A majority of members of the Nomination Committee are independent non-executive Directors. At 4 January 2008, membership consisted of Tim Stevenson as Chairman, Martin Flower, Andrew Given, Simon Heale, Joe MacHale and Mark Robertshaw. Andrew Given joined the Committee on his appointment to the Board on 7 December, 2007.

The Committee has the power to request the attendance of any other Director or member of management, for all or part of any meeting, as may be considered appropriate by the Chairman of the Committee. The Committee met three times during 2007.

The Nomination Committee reviews the balance of skills, knowledge and experience on the Board; succession planning and the leadership needs of the Group. In light of this review, the Committee prepares a description of the role and capabilities required for a particular appointment.

Candidates for appointment as Director are considered by the Committee, taking advice from external consultants where appropriate.

These procedures, including the use of external search consultants, were used in the appointment of Andrew Given as a non-executive Director with effect from 7 December 2007.

The terms and conditions of appointment of non-executive Directors are available for inspection. Non-executive Directors, including the Chairman, are asked to undertake that they will have sufficient time to meet their commitments to the Company. Their other significant commitments are disclosed to the Board before appointment, with a broad indication of the time involved and the Board is informed of any subsequent changes. The terms of appointment for non-executive Directors do not include a notice period.

Statement of Directors' responsibilities in respect of the Annual report and the financial statements

The Directors are responsible for preparing the Annual report and the Group and parent Company financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and parent Company financial statements for each financial year. Under that law they are required to prepare the Group financial statements in accordance with IFRSs as adopted by the EU and applicable law and have elected to prepare the parent Company financial statements in accordance with UK Accounting Standards and applicable law (UK Generally Accepted Accounting Practice).

The Group financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position and the performance of the Group; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation and of the profit or loss of the parent Company for that period.

The parent Company financial statements are required by law to give a true and fair view of the state of affairs of the parent Company and of the profit or loss of the parent Company for that period. In preparing each of the Group and parent Company financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently.
- make judgements and estimates that are reasonable and prudent.
- for the Group financial statements, state whether they have been prepared in accordance with IFRSs as adopted by the EU.
- for the parent Company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent Company financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the parent Company will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent Company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the Directors are also responsible for preparing a Directors' report, Directors' Remuneration report and Corporate Governance report that comply with that law and those regulations.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

By Order of the Board

Paul Boulton
Secretary

19 February 2008

The Directors' Remuneration report has been prepared by the Remuneration Committee (the "Committee") and has been approved by the Board. Shareholders will be given the opportunity to approve the report at the Annual General Meeting on 18 April 2008.

The report has been drawn up in accordance with the Combined Code on Corporate Governance, Schedule 7A to the Companies Act 1985 and the UK Listing Authority Listing Rules.

The Remuneration report is divided into two parts. The first part contains commentary on remuneration policy, which is not required to be audited. The second part contains the remuneration tables that have been audited in accordance with the relevant statutory requirements.

The Remuneration Committee

The Remuneration Committee is responsible for developing Group policy on executive remuneration and for determining, on behalf of the Board, specific remuneration packages for the executive Directors and the Chairman. The Committee's terms of reference are available on our website.

During the year the members of the Committee were: Simon Heale (Chairman of the Committee); Joe MacHale; Martin Flower; Tim Stevenson; and, from December 2007, Andrew Given. Each of the non-executive Directors is regarded by the Board as independent. Tim Stevenson was independent at the time of his appointment as Chairman to the Board.

The Committee met on six occasions during the year.

The Company Secretary acts as secretary to the Committee. The Chief Executive Officer and the Director of Human Resources attend meetings of the Committee by invitation. No executive Director or other attendee is present when his or her own remuneration is under consideration.

Deloitte and Touche LLP ("Deloitte") was appointed by the Committee as its retained advisers in February 2007 and has provided advice on market practice and remuneration policy. During the financial year, Deloitte has also provided unrelated tax and corporate finance services to the Company.

During the year, the Committee also sought advice from Imbucon and Watson Wyatt. Imbucon provided Total Shareholder Return (TSR) analysis relating to the Company's share plans and Watson Wyatt provided remuneration consulting services. Imbucon and Watson Wyatt did not provide any other services to the Company. Additionally, the Committee had access to advice from the Chief Executive Officer, the Chief Financial Officer, the Company Secretary, and the Director of Human Resources.

Remuneration policy

The Remuneration Committee aims to ensure that remuneration packages offered are competitive and attract, retain and motivate executive Directors and senior executives of the right calibre in order to run the Company successfully and to create value for shareholders.

The policy of the Committee is to ensure that a significant proportion of the total remuneration opportunity is performance related and based on the achievement of measurable targets which are relevant to and support the business strategy. This is in order to create a strong link between performance and reward which should be beneficial to shareholders, employees and the Company.

In assessing all aspects of pay and benefits, the Committee takes into account the packages offered by similar companies to ensure that remuneration packages for executive Directors are competitive against the market in which we compete for talent. For the purposes of such analysis, comparator companies are chosen having regard to: the size of the company (e.g. market capitalisation, turnover and number of people employed); the diversity and complexity of its businesses; and the geographical spread of its businesses.

During the year the Committee undertook a comprehensive review of the current incentive arrangements in order to ensure that our executive remuneration policy and practices continue to support the business. As a result of this review the following changes were made during 2007:

- In order to provide a more relevant measure of our performance, the conditions for the 2007 LTIP awards were amended from TSR against the FTSE 350 to TSR against a tailored comparator group and EPS growth.
- No awards were made under the Executive Share Option Scheme.
- Shareholding guidelines have been introduced for executive Directors.

It is intended that the revised remuneration structures will continue to apply in 2008. In addition, shareholder approval is being sought for the introduction of a new incentive plan, the Bonus Deferral Share Matching Plan, under which participants may voluntarily defer some of their bonus and earn matching shares based on Group performance. Further details of this plan and the other components of our remuneration structures are set out on pages 51 and 52.

Main components of remuneration

The table below summarises the Company's policies in respect of each of the key elements of executive Directors' remuneration as they applied during the year and their likely application for 2008.

Element	Policy	Details
Base Salary	• Provides the fixed element of the remuneration package • Set at competitive levels against the market	• Benchmarked against companies of a similar size and complexity in the FTSE 350 • Annual review date moved to January for 2008 onwards
Annual Bonus	• Incentivises the achievement of specific goals over the short-term	• Maximum bonus award of 100% of salary. • Targets based on financial performance (90% of salary) and the achievement of personal objectives (10% of salary)
Bonus Deferral Share Matching Plan	• Designed to encourage long-term Company growth and to retain key individuals over this time period • Provides an opportunity for individuals to invest in Company shares and receive matching shares based on Group performance	• New plan to be introduced in 2008, subject to shareholder approval, designed to work alongside the Long-Term Incentive Plan • Up to 50% of annual bonus may be voluntarily deferred into shares for three years • A matching award of up to three shares for each deferred share may be earned based on the Company's performance against stretching earnings per share (EPS) targets
Long-Term Incentive Plan	• Aligns the interests of executives and shareholders by delivering executive Directors and other senior executives shares as a reward for outstanding performance	• Award of shares based on TSR and EPS performance over a three-year period
Executive Share Option Scheme	• Drives and rewards sustained Company performance	• Market value options scheme with awards based on TSR performance over a three-year period • No option awards were made in 2007 and there is currently no intention to make awards under the scheme in 2008
Pension	• Provides post-retirement benefits for participants in a cost efficient manner	• Defined benefit scheme subject to a notional earnings cap • Pension allowance for current executive Directors (see page 55)
Shareholding guidelines	• Encourages executives to build an interest in the Company's shares and supports alignment with shareholder interests	• Policy of 100% of basic salary for executive Directors to be built up over time • Supported by the new Bonus Deferral Share Matching Plan which encourages investment in Company shares

The relative proportion of fixed and variable remuneration for the executive Directors at "target" and "superior" performance is illustrated below. This is based on the proposed incentive arrangements for 2008, assuming maximum deferal under the Bonus Deferral Share Matching Plan.



Target
Stretch
25%
60%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Salary
Bonus
Long-Term Incentives

Calculated on a projected value basis assuming 10% per annum share price growth at Target performance and 15% per annum share price growth at Stretch.

Base salary

The basic salary for each executive Director is determined by the Remuneration Committee, taking into account the performance of the individual and having regard to practice in companies of comparable size and complexity in the FTSE 350. Salaries are normally reviewed on an annual basis.

During 2007, the Committee agreed to change the review date of base salaries from July to January. As a transitional year, an adjustment was made to salaries in July 2007, with new salaries agreed for January 2008 as set out below.

At the time of their appointment to their current positions on the Board, the salaries of Mark Robertshaw and Kevin Dangerfield were deliberately set at the conservative end of market practice. To reflect their time in role and performance during the year, the Committee agreed that these should be adjusted to market competitive levels.

The current base salaries for executive Directors are as follows:

- Mark Robertshaw – £440,000 (effective from January 2008)
- Kevin Dangerfield – £255,000 (effective from January 2008)

The next salary review will take place in January 2009.

Base salary is the only element of the remuneration package that is pensionable.

Annual bonus

The targets for the annual bonus are set by the Remuneration Committee, taking into account the short- and long-term requirements of the Company. Challenging goals are set, which must be met before any bonus is paid. This approach is intended to align executive reward with shareholder return by rewarding the achievement of stretch targets and fostering the continued development of inter-divisional co-operation and collaboration.

The bonus scheme provides the opportunity for executive Directors to earn a bonus of up to 100% of basic salary if stretching performance targets are achieved. Of this, 90% relates to financial targets and 10% relates to the achievement of personal objectives.

For 2007, the financial element for executive Directors and senior executives with Group responsibilities was based on underlying operating profit performance (up to 80% of salary) and operating cash flow (up to 10% of salary). For the executive Director and senior executives with Divisional responsibilities the financial criteria were tailored to each Division and included both underlying profit performance and working capital criteria (up to 70% and 20% of salary respectively for Mark Lejman). The 10% for the achievement of personal objectives applies to all participants.

The same bonus targets will apply for 2008.

The Committee has the discretion to vary the awards made based on an assessment of the underlying financial performance of the Company. The bonus targets set for 2007, which were considered to be very stretching, have been substantially met and therefore the bonus awarded to executive Directors who served during the year was as follows:

Mark Robertshaw – 100% of salary (100% in 2006)

Kevin Dangerfield – 98% of salary (100% in 2006)

Mark Lejman – 20.9% of salary (83.5% in 2006)

Subject to shareholder approval of the Bonus Deferral Share Matching Plan at the 2008 AGM, up to 50% of this annual bonus for Mark Robertshaw and Kevin Dangerfield may, before entitlement, be deferred into an award over a number of ordinary shares determined in accordance with the plan. Entitlement to the relevant proportion of bonus is conditional on such determination.

Long-term incentive arrangements

The Committee believes that share ownership by the executive Directors and senior executives helps align their interests with those of the shareholders. Accordingly the Company operates a number of share schemes for the executive Directors and other senior employees, details of which are set out below.

Bonus Deferral Share Matching Plan

Shareholder approval is currently being sought for the introduction of a new long-term incentive plan, the Bonus Deferral Share Matching Plan, which will operate alongside the existing incentive arrangements. The proposed new plan, in which executive Directors and senior executives will be eligible to participate, offers participants the opportunity to ordinarily defer up to 50% of their annual bonus into Company shares. Participants must hold the deferral shares for three years to be eligible for a matching award. Matching shares may be earned at the end of three years in the event that stretching EPS targets have been met. EPS will be adjusted for tax and other special items in order to provide a fair measure of underlying operating performance.

The performance conditions for the first awards under the plan are as follows:

EPS performance	Matching shares
RPI + 15% pa	3x match
RPI + 10% pa	1.75x match
RPI + 7.5% pa	1x match
RPI + 5% pa	0.5x match
RPI + 4% pa	0.25x match
< RPI + 4% pa	0x match

There will be straight-line vesting in between each point above. Further details of the plan are provided in the shareholder circular to be sent to shareholders in March 2008.

Long Term Incentive Plan (LTIP)

The LTIP was approved at the 2004 Annual General Meeting and offers executive Directors and other senior executives the opportunity to receive shares as a reward for outstanding performance. The scheme allows awards of up to 150% of basic salary, although in exceptional circumstances the Committee is able to make awards of up to 200% of basic salary. The vesting of the awards is subject to the achievement of performance targets measured over the three-year period from the start of the year in which the award is made.

For awards made prior to 2007, the performance measures were based on the company's Total Shareholder Return (TSR) against the FTSE 350. 30% of the awards vest for achieving median ranked performance with full vesting for upper quartile ranked performance. For performance between median and upper quartile, awards vest on a straight-line pro rata basis.

During the year the Committee reviewed the targets for the LTIP and determined that these be amended such that 50% of awards are based on TSR against a tailored comparator group and 50% based on EPS growth (adjusted for tax and other special items in order to provide a fair measure of underlying operating performance). These conditions are considered to provide a closer alignment of reward with the Company's business strategy going forwards. These targets applied to awards made in 2007 and will apply for awards to be made in 2008.

The vesting schedule for the awards is as follows:

	% of the Award which vests
TSR performance against the sector comparator group	
Upper quartile ranked performance	50%
Median ranked performance	15%
Below median ranked performance	0%

	% of the Award which vests
EPS growth	
RPI + 10% pa	50%
RPI + 4% pa	15%
< RPI + 4 % pa	0%

Straight-line vesting applies between each point (for both vesting schedules).

The Committee must also be satisfied that the Company's underlying financial performance justifies the level of vesting.

The TSR comparator group for the 2007 and 2008 LTIP awards are set out in the table below:

Company	Company
Bodycote International	Meggitt
Charter	Rotork
Chemring Group	Senior
Cobham	Spectris
Cookson Group	Spirax-Sarco
FKI	Tomkins
Foseco*	TT Electronics
Halma	Ultra Electronics
IMI	Weir Group
Laird Group	

*2007 comparator group only

During the year, an award of 80,000 shares was made to each of Mark Lejman and Kevin Dangerfield. In recognition of the one-off option award made on his appointment to CEO in 2006, Mark Robertshaw did not receive an LTIP award during 2007.

Executive Share Option Scheme (ESOS)

The ESOS was also approved at the 2004 Annual General Meeting and offers executive Directors and other senior executives the opportunity to receive options granted at the market price of the Company's shares at the time of the grant. The scheme allows awards of up to 150% of basic salary, although in exceptional circumstances the Committee is able to make awards of up to 200% of basic salary.

Option awards are subject to a performance measure based on the comparative TSR performance of the Company measured over the three-year period from the start of the year in which the option is granted. TSR is measured against a comparator group comprising the FTSE 350 at the date of grant. If the Company's TSR performance places it at the median of the comparator group, 30% of the options will be exercisable, with 100% of the options being exercisable for upper quartile performance. For performance between median and upper quartile, options are exercisable on a straight-line pro rata basis. The Committee must also be satisfied that the level of vesting is justified by the Company's underlying financial performance over the period.

No awards were made under the ESOS in 2007 and there is currently no intention to make awards under the option plan in 2008. The details of Options and Awards held by all Directors are shown on page 58.

Savings-related Share Option Scheme (SAYE)

As UK employees, the executive Directors may participate in the Savings-related Share Option Scheme on the same basis as other eligible employees and subject to UK legislation. Scheme members save a fixed amount per month over three years and options have been granted with an exercise price at 80% of the market price at the date of grant. Those Directors who received options under this scheme are shown in the table on page 59. No performance conditions apply to those options as they are a tax-efficient mechanism for all employees to acquire shares in the Company at their own cost.

Other benefits

Executive Directors are eligible to receive certain benefits including a cash allowance in lieu of a company car, health insurance and, where appropriate, relocation and other expenses.

Shareholding guidelines

In order to encourage alignment with shareholders, individual shareholding guidelines were introduced for executive Directors and senior executives during the year. Under such guidelines, executive Directors are encouraged to build and maintain over time a shareholding in the Company equivalent to at least 100% of basic salary. This policy will be supported with the introduction of the Bonus Deferral Share Matching Plan under which participants are encouraged to invest a proportion of their bonus into company shares.

Chairman and non-executive Directors

Tim Stevenson was appointed as Chairman on 1 December 2006 and during the year he received an annual fee of £125,000.

Non-executive Directors receive a basic fee of £40,000. Additional payments of £4,500 per annum are made to the Senior Independent Director, £7,500 to the Chairman of the Audit Committee and £5,000 to the Chairman of the Remuneration Committee. The Chairman and non-executive Directors are also entitled to reimbursement of expenses incurred in attending Board, strategy and other meetings. No changes were made to non-executive fees during the year. The next review will take place in 2008.

None of the non-executive Directors has a service contract with the Company although they do have letters of appointment which contain no obligations relating to any notice period. There are no obligations on the Company to make any payments in lieu of notice to any non-executive Director. The non-executive Directors do not participate in any of the incentive, share or share option plans. Each of the non-executive Directors is subject to re-election by shareholders every third year after their initial confirmation by shareholders as a Director.

Should any non-executive Director serve for nine years or more they would be subject to annual re-election.

Service contracts

The Company's policy is that executive Directors are employed on contracts subject to 12 months notice at any time. Contracts may be terminated on 12 months' notice given by the Company or on six months' notice given by the Director concerned. Contracts end on each Director's anticipated normal retirement date. The following table shows the date of the contract for each executive Director who served during the year.

Executive Director	Date of contract
Kevin Dangerfield	3 August 2006
Mark Robertshaw	4 August 2006
Mark Lejman (resigned 2 January 2008)	1 March 2004

Mark Robertshaw's service contract contains specific termination provisions such that the Company may terminate his contract by making a payment in lieu of notice to include basic salary, pension contribution, car allowance and, at the Committee's discretion, bonus for the period of the notice. If a discretionary bonus is paid, this shall be the pro rata value of the average bonus paid to the Chief Executive Officer in the two years prior to termination or 35% of basic salary, which ever is the greater.

The service contract for Kevin Dangerfield does not contain specific termination provisions. In the event of early termination, the Company may be liable to pay an amount in damages having regard to salary, bonus and other benefits that would have been received had he served out his notice period.

Outgoing directors

Mark Lejman resigned from the Board on 2 January 2008 and the following was agreed in accordance with his contractual terms and his "good leaver" status:

- an annual bonus for 2007, payable at the normal time, based on the acheivement of the targets set for the year;
- a payment of £278,500 in lieu of salary for the 12 month notice period;
- a total of £132,136 in respect of pension benefits, company car allowance, outplacement counselling and legal expenses;
- the provision by the Company of life assurance and private medical insurance until December 2008 or until full-time employment with another company, whichever is sooner;
- the 2004 Executive Share Option Award, having already satisfied the relevant performance criteria, will remain exercisable until 1 July 2008.
- the 2005 LTIP award will vest on the normal vesting date based on the achievement of the performance conditions set;
- the 2007 LTIP award will vest on the normal vesting date pro rata for time and performance.

Company pensions policy

The executive Directors participate in The Morgan Group Senior Staff Pension and Life Assurance Scheme which is a contributory, HMRC-registered, defined benefit, funded occupational pension scheme. With effect from 6 April 2006 the basis of the scheme changed from final salary to career average and the normal pension age increased by five years. Its main features are now:

- a normal pension age of 65;
- pension at normal pension age of two-thirds career average pensionable salary, subject to completion of 20 years' employment (26 years and eight months for new members);
- life assurance of four times basic salary (not subject to the scheme earnings cap);
- dependants pension on death.

Pensionable salary is the member's basic salary restricted to a scheme earnings cap of £112,800 for the 2007/08 tax year.

In addition, executive Directors receive a pension allowance derived from employer contributions based notionally on the registered scheme pensionable salary in excess of the earnings cap. The value of the pension allowance for each executive Director is set out in the Schedule of Pay and Benefits table below.

External directorships

With the approval of the Board in each case, and subject to the overriding requirements of the Company, executive Directors may accept external appointments as non-executive Directors of other companies and retain any fees received.

The total amounts of fees received by Mark Robertshaw and Mark Lejman in respect of non-executive directorships elsewhere were £30,000 and £35,000 respectively.

Performance graph

The following graph shows the cumulative total shareholder return (TSR) for the Company for the five-year period to 4 January 2008 against the FTSE 350. Both are rebased to 100 as at 5 January 2003 The FTSE 350 is considered to be appropriate for comparison as a broad market index and the Company forms part of that index.

Total shareholder return for the five-year period 5 January 2003 to 4 January 2008


600
500
400
300
200
100
0
Morgan Crucible
FTSE 350
Jan 03
June 03
Jan 04
June 04
Jan 05
June 05
Jan 06
June 06
Jan 07
June 07
Jan 08

The auditors are required to report on the following information:

Directors' interests in shares

Directors' interests in the ordinary share capital of the Company are as follows:

	As at 5 January 2007	As at 4 January 2008 or date of resignation	As at 19 February 2008
Executive Directors			
Mark Robertshaw	32,000	219,002	219,002
Kevin Dangerfield	13,534	81,463	81,463
Mark Lejman (resigned 2 January 2008)	40,000	195,399	195,399
Non-executive Directors			
Tim Stevenson	29,000	29,000	29,000
Martin Flower	15,000	15,000	15,000
Simon Heale	8,000	8,000	8,000
Joe MacHale	100,000	100,000	100,000
Andrew Given (appointed 7 December 2007)	-	-	-

At the market price on 19 February 2008, Mark Robertshaw and Kevin Dangerfield held shares worth 106% and 68% respectively of their basic salaries.

Directors' emoluments

	Base salary/fees £000		Annual bonus £000		Other benefits £000*		Total emoluments £000		Company pension contribution £000		Other payments £000		Total remuneration £000	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Executive Directors														
Mark Robertshaw	407	348	414	400	23	12	844	760	109	114	-	-	953	874
Kevin Dangerfield	225	89	230	89	17	5	472	183	35	18	-	-	507	201
Mark Lejman**	274	265	58	228	13	13	345	506	83	91	411	-	839	597
Non-executive Directors														
Tim Stevenson	125	10	-	-	-	-	125	10	-	-	-	-	125	10
Martin Flower	40	38	-	-	-	-	40	38	-	-	-	-	40	38
Simon Heale	45	43	-	-	-	-	45	43	-	-	-	-	45	43
Joe MacHale	52	48	-	-	-	-	52	48	-	-	-	-	52	48
Andrew Given***	2	-	-	-	-	-	2	-	-	-	-	-	2	-
Former Director														
Warren Knowlton† (retired on 3 Aug 06)	-	360	-	312	-	112	-	784	-	144	190	-	190	928

* Other benefits include private medical insurance, the provision of a company car and fuel.

** Mark Lejman resigned from the Board on 2 January 2008. The figures shown under 'Other payments' comprise those payments detailed on page 55.

*** Andrew Given was appointed on 7 December 2007.

† £178,097 of the 'Other payments' made to Warren Knowlton in 2007 relate to the reimbursement by the Company to Warren Knowlton of US employer social security costs and other payments made by him in 2007 to the US Internal Revenue Service in respect of his time with the Company. Warren Knowlton's liability to make such payments resulted from a change in his tax domicile in December 2005. The social security liability discharged by him was properly an employer cost and there was therefore no benefit to him resulting from this payment. The balancing figure of £11,771 relates to the cost of providing professional tax advice to Warren Knowlton and healthcare costs both in accordance with the Company's agreement with him on his retirement.

Directors' share options

	At 5 January 2007	Granted during the year	Exercised during the year	Lapsed during the year	At 4 January 2008 or date of resignation	Exercise price	Earliest date of exercise	Expiry date
Mark Robertshaw	200,000	-	-	-	**200,000**	145.275p	01.11.07	01.11.14
	1,000,000†	-	-	-	**1,000,000**	256p	20.12.09	20.12.16
Kevin Dangerfield	10,520	-	-	-	**10,520**	180.08p	23.11.04	23.11.11
	10,520	-	-	-	**10,520**	49.42p	13.12.05	13.12.12
	50,000	-	-	-	**50,000**	129.05p	22.06.07	22.06.14
	150,000	-	-	-	**150,000**	256p	20.12.09	20.12.16
Mark Lejman*	200,000	-	-	-	**200,000**	129.05p	22.06.07	01.07.08

The share price at the year end was 199.5 pence and the high and low during the year were 323 pence and 173 pence respectively.

† This refers to an award made to Mark Robertshaw following his appointment as Chief Executive Officer in August 2006. The award is structured as a market value option over 1,000,000 shares subject to the performance conditions that apply to awards under the Executive Share Option Scheme.
* Mark Lejman resigned from the Board on 2 January 2008.

Awards to Directors under the Long Term Incentive Plan

	As at 5 January 2007	Allocations during the year	Shares released during the year	Shares lapsed during the year	As at 4 January 2008	Market price at date of allocation	Market price at date of release	Performance periods
Mark Robertshaw								
2004 LTIP	283,944	-	283,944	-	**-**	129.05p	201.5p	04.01.04 – 04.01.07
2005 LTIP	223,967	-	-	-	**223,967**	171.9p	n/a	04.01.05 – 04.01.08
2006 LTIP (May)	250,000	-	-	-	**250,000**	242.95p	n/a	04.01.06 – 04.01.09
2006 LTIP (December)	50,000	-	-	-	**50,000**	256p	n/a	04.01.06 – 04.01.09
Kevin Dangerfield								
2004 LTIP	98,941	-	98,941	-	**-**	129.05p	283.75p	04.01.04 – 04.01.07
2005 LTIP	101,803	-	-	-	**101,803**	171.9p	n/a	04.01.05 – 04.01.08
2006 LTIP (December)	107,500	-	-	-	**107,500**	256p	n/a	04.01.06 – 04.01.09
2007 LTIP	-	80,000	-	-	**80,000**	282p	n/a	04.01.07 – 04.01.10
Mark Lejman*								
2004 LTIP	265,414	-	265,414	-	**-**	129.05p	283.75p	04.01.04 – 04.01.07
2005 LTIP	211,751	-	-	-	**211,751**	171.9p	n/a	04.01.05 – 04.01.08
2007 LTIP	-	80,000	-	35,556**	**44,444****	282p	n/a	04.01.07 – 04.01.10

* Mark Lejman resigned from the Board on 2 January 2008.
** Pro rated for time with the Company.

Options under the Sharesave scheme

	As at 5 January 2007	Granted during the year	Exercised during the year	Lapsed during the year	As at 4 January 2008 or date of resignation	Exercise price	Exercise periods
Mark Robertshaw 2006 scheme	4,725	–	–	–	**4,725**	200p	01.03.10 – 31.08.10
Kevin Dangerfield 2006 scheme	4,725	–	–	–	**4,725**	200p	01.03.10 – 31.08.10
Mark Lejman* 2005 scheme	5,565	–	–	5,565	–	168p	01.12.08 – 31.05.09

* Mark Lejman resigned from the Board on 2 January 2008.

Pension benefits earned by the Directors

The two executive Directors, Mark Robertshaw and Kevin Dangerfield, participated in The Morgan Group Senior Staff Pension and Life Assurance Scheme at 4 January 2008. Mark Lejman participated in the scheme whilst he was a Director. This is a contributory, HMRC-registered, defined benefit, UK occupational pension scheme. As noted above, the scheme was amended on 6 April 2006.

Executive Directors	Accrued benefit at 4 January 2008 or date of resignation if earlier £000	Increase in accrued benefits excluding inflation (a) £000	Increase in accrued benefits including inflation £000	Transfer value of (a) less Directors' contributions £000	Transfer value of accrued benefits at 4 January 2007 £000	Transfer value of accrued benefit at 4 January 2008 or date of resignation if earlier £000	Increase/ (decrease) in transfer value less Directors' contributions £000
Mark Robertshaw	**10 pa**	3 pa	4 pa	14	35	**77**	26
Kevin Dangerfield	**21 pa**	2 pa	3 pa	36	110	**190**	70
Mark Lejman(i)	**14 pa**	4 pa	4 pa	43	93	**177**	67

Notes to pension benefits

a) The accrued benefit entitlement for Mark Robertshaw, Kevin Dangerfield and Mark Lejman is the pension which would be paid annually on retirement based on service at the end of the year.

b) The transfer values for the pension benefits have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11.

c) Members of the pension scheme had the option to pay Additional Voluntary Contributions. Neither the contributions nor the resulting benefits are included in the above table.

(i) Mark Lejman ceased to be a Director on 2 January 2008. The transfer value of accrued benefits at the end of the year is calculated at 2 January 2008.

Mark Robertshaw, Kevin Dangerfield and Mark Lejman also received a pension allowance, details of which are set out in the Schedule of Directors' pay and benefits in the Directors' emoluments table which is on page 57.

The Directors' remuneration report has been approved by the Board and is signed on its behalf by

Simon Heale
Chairman, Remuneration Committee

19 February 2008

Analysis of shareholdings as at 4 January 2008

		Number of shareholders	% of total	Number of shares	% of share capital
Size of holding	1-2,000	6,765	75.57	3,830,674	1.39
	2,001-5,000	1,283	14.33	4,073,337	1.47
	5,001-10,000	357	3.99	2,524,816	0.91
	10,001-50,000	268	2.99	5,806,084	2.10
	50,001-100,000	60	0.67	4,337,328	1.57
	100,001 and above	219	2.45	255,841,835	92.56
		8,952	100	276,414,074	100
Holding classification	Individuals	7,682	85.81	15,591,354	5.64
	Nominee companies	1,146	12.80	253,426,079	91.68
	Trust (pension funds etc)	12	0.14	122,875	0.05
	Others	112	1.25	7,273,766	2.63
		8,952	100	276,414,074	100

Key dates

Dividends

Subject to the relevant detailed terms and approvals of the Board of Directors where applicable

5.5% Cumulative First Preference shares of £1 each and	1 April 2008 and
5.0% Cumulative Second Preference shares of £1 each	1 October 2008

Annual General Meeting — 18 April 2008

Financial results

The interim results are issued in August with the Report and Accounts for the year normally posted in March

Other information

Capital gains tax

The market values of quoted shares and stocks at 31 March 1982 were:

Ordinary shares of 25 pence each	122.5 pence
5.5% Cumulative First Preference shares of £1 each	30.5 pence
5.0% Cumulative Second Preference shares of £1 each	28.5 pence

For capital gains tax purposes, the cost of ordinary shares is adjusted to take account of rights issues. Any capital gains arising on disposal will also be adjusted to take account of indexation allowances. Since the adjustments will depend on individual circumstances, shareholders are recommended to consult their professional advisers

Share price

The price can be obtained on the Company's website: www.morgancrucible.com

Company details

Registered office

Quadrant 55-57 High Street, Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Fax: 01753 850872
Website: www.morgancrucible.com

Registered in England No 286773

Company registrars

Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU
Telephone in (UK): 0871 664 0300 (calls cost 10 pence per minute plus network extras)
Telephone (from overseas): +44 208 639 3399
Email: ssd@capitaregistrars.com
Website: www.capitashareportal.com

Independent auditors' report to the members of The Morgan Crucible Company plc

We have audited the Group and parent Company financial statements (the "financial statements") of The Morgan Crucible Company plc for the year ended 4 January 2008 which comprise the Consolidated income statement, the Consolidated and Company balance sheets, the Consolidated statement of cash flows, the Consolidated statement of recognised income and expense and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the Annual report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU, and for preparing the parent Company financial statements and the Directors' Remuneration report in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice) are set out in the statement of Directors' responsibilities in respect of the Annual report and the financial statements on page 49.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion, the information given in the Directors' report is consistent with the financial statements. The information given in the Directors' report on pages 42 to 44 includes that information presented in the Business review on pages 16 to 29, Financial review on pages 30 and 31, and Risk management section on pages 32 and 33 that are cross referenced from the Principal activities and enhanced business review section of the Directors' report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the Corporate governance report reflects the Company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration report to be audited.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the Group's affairs as at 4 January 2008 and of its profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the parent Company financial statements give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the parent Company's affairs as at 4 January 2008;
- the parent Company financial statements and the part of the Directors' Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' report is consistent with the financial statements.

KPMG Audit Plc

Chartered Accountants, Registered Auditor
8 Salisbury Square, London EC4Y 8BB

19 February 2008

FOR THE YEAR ENDED 4 JANUARY 2008

	Note	Total* 2007 £m	Continuing operations 2006 £m	Discontinued operations 2006 £m	Total 2006 £m
Revenue	2	**693.2**	677.8	–	677.8
Operating costs before one-off items and amortisation of intangibles	5	**(605.1)**	(602.9)	–	(602.9)
Profit from operations before one-off items and amortisation of intangible assets		**88.1**	74.9	–	74.9
Amortisation of intangible assets	5	**(1.6)**	(1.2)	–	(1.2)
Profit from operations before one-off items	2	**86.5**	73.7	–	73.7
One-off items:					
Restructuring costs and costs associated with settlement of prior period anti-trust litigation	9	**(9.0)**	(27.7)	–	(27.7)
Gain on curtailment of United Kingdom employee benefit schemes		**-**	11.0	–	11.0
Terminated bid approach costs		**-**	(2.1)	–	(2.1)
Profit/(loss) on disposal of property		**(0.2)**	0.3	–	0.3
Operating profit	2	**77.3**	55.2	–	55.2
Finance income		**28.8**	26.8	–	26.8
Finance expenses		**(34.3)**	(30.2)	–	(30.2)
Net financing costs	7	**(5.5)**	(3.4)	–	(3.4)
Loss on disposal of business		**(0.3)**	–	(1.5)	(1.5)
Share of profit of associate (net of income tax)	13	**0.2**	–	–	–
Profit/(loss) before taxation		**71.7**	51.8	(1.5)	50.3
Income tax expense (all relates to overseas tax payable)	8	**(15.2)**	(10.6)	-	(10.6)
Profit/(loss) after taxation and for the period		**56.5**	41.2	(1.5)	39.7
Profit/(loss) for period attributable to:					
Equity holders of the parent		**52.6**	38.4	(1.5)	36.9
Minority interest		**3.9**	2.8	–	2.8
		56.5	41.2	(1.5)	39.7
Earnings/(loss) per share	10				
Basic		**19.1p**	13.4p	(0.5)p	12.9p
Diluted		**18.5p**	12.8p	(0.5)p	12.3p
Dividends					
Interim dividend – pence		**2.25p**			1.5p
Interim dividend – £m		**6.3**			4.4
Proposed final dividend – pence		**4.5p**			3.0p
Proposed final dividend – £m		**12.4**			8.8

The proposed final dividend is based upon the number of shares outstanding at the balance sheet date.

* All current year operations are continuing.

AS AT 4 JANUARY 2008

	Note	2007 £m	2006 £m
Assets			
Property, plant and equipment	11	**246.6**	230.2
Intangible assets	12	**69.8**	66.4
Investment in associate	13	**5.2**	–
Other investments	13	**7.5**	7.2
Other receivables	16	**36.8**	1.2
Deferred tax assets	14	**25.8**	28.8
Total non-current assets		**391.7**	333.8
Inventories	15	**97.7**	84.9
Trade and other receivables	16	**139.8**	136.0
Cash and cash equivalents	17	**108.0**	97.4
Total current assets		**345.5**	318.3
Total assets		**737.2**	652.1
Liabilities			
Interest-bearing loans and borrowings	19	**193.1**	93.2
Employee benefits	21	**47.7**	42.7
Grants for capital expenditure		**0.2**	0.1
Provisions	22	**5.7**	6.7
Non-trade payables	23	**3.7**	3.6
Derivative financial liabilities	20	**0.2**	-
Deferred tax liabilities	14	**19.2**	28.4
Total non-current liabilities		**269.8**	174.7
Bank overdraft	17	**20.8**	24.5
Interest-bearing loans and borrowings	19	**13.8**	13.8
Trade and other payables	23	**208.5**	210.3
Current tax payable		**15.2**	9.9
Provisions	22	**11.8**	15.8
Derivative financial liabilities	20	**1.0**	-
Total current liabilities		**271.1**	274.3
Total liabilities		**540.9**	449.0
Total net assets		**196.3**	203.1
Equity			
Issued capital	18	**69.5**	73.7
Share premium	18	**85.3**	85.2
Reserves	18	**32.5**	21.3
Retained earnings	18	**(11.1)**	6.5
Total equity attributable to equity holders of parent Company		**176.2**	186.7
Minority interest	18	**20.1**	16.4
Total equity	18	**196.3**	203.1

The accounts on pages 62 to 106 were approved by the Board of Directors on 19 February 2008 and were signed on its behalf by:

Mark Robertshaw, Chief Executive Officer

Kevin Dangerfield, Chief Financial Officer

FOR THE YEAR ENDED 4 JANUARY 2008

	Note	2007 £m	2006 £m
Operating activities			
Profit for the period		**56.5**	39.7
Adjustments for:			
Depreciation		**23.7**	24.7
Amortisation		**1.6**	1.2
Net financing costs		**5.5**	3.4
Loss on disposal of business		**0.3**	1.5
Share of profit of associate		**(0.2)**	-
Profit on sale of property, plant and equipment		**(0.1)**	(0.4)
Income tax expense		**15.2**	10.6
Equity settled share-based payment expenses		**2.7**	3.2
Cash generated from operations before changes in working capital and provisions		**105.2**	83.9
(Increase)/decrease in trade and other receivables		**5.7**	(18.7)
(Increase)/decrease in inventories		**(8.5)**	(11.3)
Increase/(decrease) in trade and other payables		**(15.7)**	7.1
Non-cash operating costs relating to restructuring		**0.2**	4.2
Increase/(decrease) in provisions and employee benefits		**(8.8)**	(72.6)
Cash (used in)/generated from operations		**78.1**	(7.4)
Interest paid		**(12.5)**	(8.2)
Taxation		**(12.5)**	(6.3)
Net cash from operating activities		**53.1**	(21.9)
Investing activities			
Purchase of property, plant and equipment		**(34.9)**	(34.0)
Proceeds from sale of property, plant and equipment		**1.8**	1.1
Purchase of investments		**(0.3)**	(1.8)
Interest received		**3.7**	3.5
Acquisition of subsidiaries and associate, net of cash acquired		**(9.4)**	(20.7)
Issue of debt to associate		**(36.0)**	-
Disposal of subsidiaries, net of cash disposed of		**-**	11.6
Net cash from investing activities		**(75.1)**	(40.3)
Financing activities			
Proceeds from the issue of share capital		**-**	0.2
Purchase of own shares		**(47.7)**	(19.4)
Increase in borrowings		**102.5**	32.3
Payment of finance lease liabilities		**(0.3)**	(0.4)
Dividends paid		**(18.8)**	(7.4)
Net cash from financing activities		**35.7**	5.3
Net increase/(decrease) in cash and cash equivalents		**13.7**	(56.9)
Cash and cash equivalents at start of period		**73.5**	133.6
Effect of exchange rate fluctuations on cash held		**2.9**	(3.2)
Cash and cash equivalents at period end	17	**90.1**	73.5

A reconciliation of cash and cash equivalents to net borrowings is shown in note 17.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

FOR THE YEAR ENDED 4 JANUARY 2008

	2007 £m	2006 £m
Foreign exchange translation differences	**7.9**	(17.8)
Actuarial (loss)/gain on defined benefit plans	**(9.9)**	15.2
Deferred tax associated with employee benefit schemes	**0.5**	(1.2)
Cash flow hedges:		
Effective portion of changes in fair value	**(1.2)**	(0.1)
Change in fair value of equity securities available-for-sale	**0.3**	0.3
Income and expense recognised directly in equity	**(2.4)**	(3.6)
Profit for the period	**56.5**	39.7
Total recognised income and expense for the period	**54.1**	36.1
Attributable to:		
Equity holders of the parent	**50.2**	33.3
Minority interest	**3.9**	2.8
Total recognised income and expenses for the period	**54.1**	36.1

1. Accounting policies

The Morgan Crucible Company plc (the "Company") is a company incorporated in the UK.

The Group financial statements consolidate those of the Company and its subsidiaries (together referred to as the "Group"). The parent Company financial statements present information about the Company as a separate entity and not about its Group.

The Group financial statements have been prepared and approved by the Directors in accordance with International Financial Reporting Standards as adopted by the EU ("adopted IFRSs"). The Company has elected to prepare its parent Company financial statements in accordance with UK GAAP; these are presented on pages 100 to 106.

The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these Group financial statements.

Judgements made by the Directors, in the application of these accounting policies that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 28.

(a) Measurement convention

The financial statements are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments and financial instruments available-for-sale.

(b) Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(ii) Associates

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20% and 50% of the voting power of another entity. Associates are accounted for using the equity method and are initial recognised at cost. The Group's investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include the Group's share of the income and expenses and equity movements of associates, after adjustments to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds its interest in an associate, the carrying amount of that interest is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the associate.

(iii) Transactions eliminated on consolidation

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates are eliminated against the investment to the extent of the Group's interest in the associate. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(c) Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to £ sterling at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to £ sterling at foreign exchange rates ruling at the dates the fair value was determined.

(ii) Financial statements of foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to £ sterling at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations, are translated to £ sterling at an average rate for the period where this approximates to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation since the adoption of IFRS are recognised directly in a separate component of equity.

(iii) Net investment in foreign operations

Exchange differences arising from the translation of the net investment in foreign operations, and of related hedges are taken to the translation reserve. They are released into the income statement upon disposal.

(d) Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged (see accounting policy e).

The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

1. Accounting policies (continued)

(e) Hedging

(i) Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in the hedging reserve. When the forecasted transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or a forecast transaction for a non-financial asset or non-financial liability the associated cumulative gain or loss is removed from the hedging reserve and included in the initial cost or other carrying amount of the non-financial asset or liability. If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in the hedging reserve are reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss (i.e. when interest income or expense is recognised). For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from the hedging reserve and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss. The ineffective part of any gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in the hedging reserve and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in the hedging reserve is recognised immediately in the income statement.

(ii) Hedge of monetary assets and liabilities

Where a derivative financial instrument is used to hedge economically the foreign exchange exposure of a recognised monetary asset or liability, no hedge accounting is applied and any gain or loss on the hedging instrument is recognised in the income statement.

(iii) Hedge of net investment in foreign operations

The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in the translation reserve. The ineffective portion is recognised immediately in profit or loss.

(f) Property, plant and equipment

(i) Owned assets

Items of property, plant and equipment are stated at cost, or at deemed cost, less accumulated depreciation (see below) and impairment losses (see accounting policy k). The cost of self-constructed assets includes the cost of materials, direct labour, and an appropriate proportion of production overheads.

Certain items of property, plant and equipment that had been revalued to fair value on or prior to 5 January 2004, the date of transition to Adopted IFRSs, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation. Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii) Leased assets

Leases under the terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Leased assets acquired by way of a finance lease are stated at an amount equal to the lower of their fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.

(iii) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Land is not depreciated. The estimated useful lives are as follows:

Buildings	50 years
Plant and equipment – presses, kilns and furnaces	10–20 years
Other plant and equipment	10 years
Fixtures and fittings	10 years
Motor vehicles and IT equipment	3 years

(g) Intangible assets

(i) Goodwill

All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries. In respect of business acquisitions that have occurred since 5 January 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

In respect of acquisitions prior to this date, goodwill is included on the basis of its deemed cost, which represents the amount recorded under UK GAAP. The classification and accounting treatment of business combinations that occurred prior to 5 January 2004 has not been reconsidered. Goodwill is stated at cost less any accumulated impairment losses.

Goodwill is allocated to cash-generating units and is tested annually for impairment (see accounting policy k).

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

1. Accounting policies (continued)

(g) Intangible assets (continued)

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development, use, and sale of products or processes. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Capitalised development expenditure is stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy k). Other development expenditure is recognised in the income statement as an expense as incurred.

(iii) Other intangible assets

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy k).

(iv) Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Goodwill and intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Other intangible assets are amortised from the date they are available for use. The estimated useful lives are as follows:

Capitalised development costs	3 years
Computer software	3–6 years
Operating intangible assets	8–20 years

(h) Trade and other receivables

Trade and other receivables are stated at their fair value less impairment losses (see accounting policy k).

(i) Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The cost of inventories is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

(j) Cash and cash equivalents

Cash and cash equivalents comprises cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(k) Impairment

The carrying amounts of the Group's assets, other than inventories (see accounting policy i) and deferred tax assets (see accounting policy r), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated (see (i) below).

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in profit or loss even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in profit or loss.

(i) Calculation of recoverable amount

The recoverable amount of the Group's investments in held-to-maturity securities and receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted. The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(ii) Reversals of impairment

An impairment loss in respect of a held-to-maturity security or receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

1. Accounting policies (continued)

(k) Impairment (continued)

An impairment loss in respect of an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss. If the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognised in profit or loss.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount and when there is an indication that the impairment loss may no longer exist.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(l) Share capital

(i) Preference share capital

Preference share capital is classified as equity if it is non-redeemable and any dividends are discretionary, or is redeemable but only at the Company's option. Dividends on preference share capital classified as equity are recognised as distributions within equity.

(ii) Ordinary share capital

Incremental costs directly attributable to the issue of ordinary shares and share options are recognised as a deduction from equity.

(m) Employee benefits

(i) Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

(ii) Defined benefit plans

The Group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

(iii) Long-term service benefits

The Group's net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method, or similar approximation, and is discounted to its present value and the fair value of any related assets is deducted. The discount rate is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating the terms of the Group's obligations.

(iv) Share-based payment transactions

The Group operates various share option programmes that allow Group employees to acquire shares in the Company. Under the Long-Term Incentive Plan (LTIP) awards of shares are made to various key executives and under the Directors' Share Option Plan 2006 (2006 ESOP), the Executive Share Option Scheme 2004 (2004 ESOS) and the Executive Share Option Scheme 1995 (1995 ESOS) share options are granted by the Company. The Company also maintains an all-employee sharesave scheme available to employees in the UK and Germany. The fair value of awards made and options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options.

The fair value of the options and awards under each scheme have been measured using the following models:

Directors' Share Option Plan 2006	Monte Carlo model
Long-Term Incentive Plan 2004	Monte Carlo model
Executive Share Option Scheme 2004	Monte Carlo model
Executive Share Option Scheme 1995	Binominal Lattice Option pricing model
Employee Sharesave Scheme 1995	Black-Scholes Merton model
Employee Sharesave Scheme 2004	Black-Scholes Merton model
Employee Sharesave Scheme 2004 (Germany)	Black-Scholes Merton model

The choice of model takes into account the terms and conditions upon which the awards were made and the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

1. Accounting policies (continued)

(n) Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(i) Restructuring

A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

(ii) Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(o) Trade and other payables

Trade and other payables are stated at their fair value.

(p) Revenue

(i) Goods sold

Revenue is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer.

(ii) Government grants

Government grants are recognised in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the Group will comply with the conditions attaching to it. Grants that compensate the Group for expenses incurred are recognised as revenue in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are recognised in the income statement as other operating income on a systematic basis over the useful life of the asset.

(q) Expenses

(i) Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense.

(ii) Finance lease payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(iii) Net financing costs

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, gains and losses on hedging instruments that are recognised in the income statement (see accounting policy e), expected return on IAS 19 pension assets and interest on IAS 19 obligations. Interest income is recognised in the income statement as it accrues, using the effective interest method.

(r) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(s) Segment reporting

A segment is a distinguishable component of the Group that is engaged in providing products in a particular line of business (business segment) or in providing products within a particular economic environment (geographic segment), which is subject to risks and rewards that are different from those of other segments. The Group's primary business segments are its divisions.

1. Accounting policies (continued)

(t) Discontinued operations

A discontinued operation is a component of the Group's business that represents a separate major line of business operations. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier.

Discontinued operations are presented in the income statement (including the comparative period) as a column analysing the post tax profit or loss of the discontinued operation and the post tax gain or loss recognised on the remeasurement to fair value less costs to sell or on disposal of the assets/disposal groups constituting discontinued operations.

(u) Classification of financial instruments issued by the Group

Financial instruments issued by the Group are treated as equity (i.e. forming part of shareholders' funds) only to the extent that they meet the following two conditions:

(i) they include no contractual obligations upon the Group to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party under conditions that are potentially unfavourable to the Group; and

(ii) where the instrument will or may be settled in the Company's own equity instruments, it is either a non-derivative that includes no obligation to deliver a variable number of the Company's own equity instruments or is a derivative that will be settled by the Company exchanging a fixed amount of cash or other financial assets for a fixed number of its own equity instruments.

To the extent that this definition is not met the proceeds of issue are classified as a financial liability. Where the instrument so classified takes the legal form of the Company's own shares, the amounts presented in these financial statements for called up share capital and share premium account exclude amounts in relation to those shares.

Finance payments associated with financial liabilities are dealt with as part of finance expenses. Finance payments associated with financial instruments that are classified in equity are dividends and are recorded directly in equity.

(v) Investments in debt and equity securities

Investments in debt and equity securities held by the Group are classified as being available-for-sale and are stated at fair value, with any resultant gain or loss being recognised directly in equity (in the fair value reserve), except for impairment losses and, in the case of monetary items such as debt securities, foreign exchange gains and losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in profit or loss.

(w) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

(x) Capitalisation of borrowing costs

Borrowing costs are capitalised when they are incurred on raising specific funds to finance a major capital project, which will be a significant productive asset.

(y) Dividends

Dividends payable are recognised as a liability in the period in which they are declared.

(z) Own shares held by ESOP trust

Transactions of the Group-sponsored ESOP trust are included in the Group financial statements. In particular, the trust's purchases of shares in the Company are debited directly to equity.

(aa) Adopted IFRSs not yet applied

The following adopted IFRSs were available for early application but have not been applied by the Group in these financial statements:

(i) IFRS 8, Operating Segments

(ii) IFRIC 11, IFRS 2 – Group and Treasury Share Transactions

The Group does not expect the above amendments to have any significant impact on the financial statements for the period commencing 5 January 2008.

2. Segment reporting

The Group's primary business segments are its divisions. A decription of the types of products and services sold by each divison is included in the business review. The Group's secondary business segments are the geographical regions in which the Group operates.

	Carbon		Technical Ceramics		Thermal Ceramics		Molten Metal Systems		Consolidated	
	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m
Revenue from external customers	**216.6**	213.6	**152.6**	162.5	**291.9**	271.2	**32.1**	30.5	**693.2**	677.8
Segment profit	**31.7**	28.5	**14.7**	19.3	**33.2**	12.9	**2.1**	4.1	**81.7**	64.8
Unallocated costs									**(4.4)**	(9.6)
Operating profit									**77.3**	55.2
Net financing costs									**(5.5)**	(3.4)
Loss on disposal of business									**(0.3)**	(1.5)
Share of profit of associate (net of income tax)	**0.2**	-	**-**	-	**-**	-	**-**	-	**0.2**	-
Income tax expense									**(15.2)**	(10.6)
Profit for the period									**56.5**	39.7
Segment operating profit before one-off items*	**34.6**	33.8	**19.9**	17.0	**32.7**	24.7	**3.9**	3.2	**91.1**	78.7
Unallocated costs									**(4.6)**	(5.0)
Operating profit before one-off items*									**86.5**	73.7

*Operating profit before one-off items. This measure of profit is shown because the Directors use it to measure the underlying performance of the business.

	Carbon		Technical Ceramics		Thermal Ceramics		Molten Metal Systems		Consolidated	
	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m
Segment assets	**194.9**	174.7	**123.4**	128.4	**270.1**	253.1	**34.4**	27.3	**622.8**	583.5
Unallocated assets									**114.4**	68.6
Total assets									**737.2**	652.1
Segment liabilities	**55.3**	61.2	**39.6**	46.3	**96.6**	89.4	**13.7**	9.8	**205.2**	206.7
Unallocated liabilities									**335.7**	242.3
Total liabilities									**540.9**	449.0
Segment cash flows from operating activites	**23.4**	13.2	**18.6**	11.4	**42.1**	(8.8)	**3.5**	0.7	**87.6**	16.5
Unallocated cash flows									**(34.5)**	(38.4)
Cash flows from operating activities									**53.1**	(21.9)
Cash flows from investing activities									**(75.1)**	(40.3)
Cash flows from financing activities									**35.7**	5.3
Segment capital expenditure	**14.2**	12.1	**5.5**	5.7	**12.7**	12.0	**2.2**	1.3	**34.6**	31.1
Unallocated capital expenditure									**0.3**	0.6
Total capital expenditure									**34.9**	31.7

	Carbon		Technical Ceramics		Thermal Ceramics		Molten Metal Systems		Consolidated	
	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m
Segment depreciation	**7.0**	6.9	**6.8**	7.9	**8.8**	9.0	**1.0**	0.9	**23.6**	24.7
Unallocated depreciation									**0.1**	-
Total depreciation									**23.7**	24.7
Segment amortisation	**0.4**	0.3	**0.1**	0.2	**0.7**	0.6	**0.1**	0.1	**1.3**	1.2
Unallocated amortisation									**0.3**	-
Total amortisation									**1.6**	1.2

2. Segment reporting (continued)

	Europe		Americas		Far East and Australia		Middle East and Africa		Consolidated	
	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m
Revenue from external customers	**280.7**	261.9	**291.7**	302.4	**108.6**	100.0	**12.2**	13.5	**693.2**	677.8
Segment assets	**286.0**	277.1	**221.4**	210.8	**109.3**	89.4	**6.1**	6.2	**622.8**	583.5
Unallocated assets									**114.4**	68.6
Total assets									**737.2**	652.1
Segment cash flows from operating activities	**14.5**	(40.4)	**50.9**	37.8	**20.7**	16.5	**1.5**	2.6	**87.6**	16.5
Unallocated cash flows									**(34.5)**	(38.4)
Cash flows from operating activities									**53.1**	(21.9)
Cash flows from investing activities									**(75.1)**	(40.3)
Cash flows from financing activities									**35.7**	5.3
Capital expenditure	**13.4**	11.0	**13.6**	14.8	**7.4**	4.7	**0.2**	0.6	**34.6**	31.1
Unallocated capital expenditure									**0.3**	0.6
Total capital expenditure									**34.9**	31.7

3. Discontinued

There were no discontinued operations in 2007. In 2006 the loss of £1.5 million related mainly to prior year disposal costs.

4. Acquisitions

Acquisitions in 2007

On 31 July 2007 the Group acquired a 49% stake in Clearpower Ltd, a company that via two other intermediary holding companies own 100% of NP Aerospace Ltd. The principal activity of NP Aerospace Ltd is the development, manufacture and marketing of ballistic and non ballistic products in the defence and civil sectors. Our 49% share of the revenue and profit of this acquisition, had this acquisition taken place at the beginning of the period, is £26.1 million and £1.1 million respectively.

Effect of acquisition

	Carrying value before acquisition 2007 £m	Provisional fair values 2007 £m
Intangible assets		**24.7**
Property, plant and equipment	**1.8**	**1.8**
Other working capital	**5.7**	**5.7**
Interest bearing borrowings	**(25.0)**	**(25.0)**
Loan from Morgan Crucible		**(36.0)**
Deferred taxation		**(6.9)**
		(35.7)
Morgan Crucible's 49% share		**(17.5)**
Goodwill		**22.5**
Morgan Crucible's equity investment in NP Aerospace Ltd		**5.0**

Goodwill represents future economic benefits arising from assets that are not capable of being identified individually or recognised as separate assets. This will include acquirer specific synergies such as cross selling opportunities and the enhancement of technologies and processes between existing and acquired sites.

Acquisitions in 2006

On 16 February 2006 the Group increased its stake in Morganite India Ltd from 50.5% to 76% and on 3 April 2006 acquired the distribution rights for domestic Indian sales. Total consideration paid was £2.0 million. The company's principal activity is the manufacture and sale of crucibles and furnace related accessories. In the year to 4 January 2007 the subsidiary contributed net profit of £0.2 million to the consolidated net profit for the year.

On 31 March 2006 the Group acquired the fibre business assets of Vesuvius USA Corporation and Vesuvius Skawina Materialy Ogniotrwale SP Zo.O for £10.8 million. The company's principal activity is the manufacture of fibre products. In the nine months to 4 January 2007 the subsidiary contributed net profit of £0.1 million to the consolidated net profit for the year. The revenue and profit of this acquisition, had this acquisition taken place at the beginning of the period, is £9.7 million and £0.1 million respectively.

4. Acquisitions (continued)

On 1 April 2006 the Group acquired 51% of the shares in Morgan Thermal Ceramics Sukhoy Log Limited for £1.7 million. The company's principal activity is the manufacture of ceramic fibre and fibre products for thermal insulation. In the nine months to 4 January 2007 the subsidiary contributed net profit of £nil to the consolidated net profit for the year.

On 1 April 2006 the Group acquired 100% of the shares in Diamond Crucible Company Pvt. Limited for £1.4 million. The company's principal activity is the manufacture of crucibles and furnace related accessories. In the nine months to 4 January 2007 the subsidiary contributed net profit of £nil to the consolidated net profit for the year.

On 8 April 2006 the Group acquired 51% of the shares in Morgan Luyang Thermal Ceramics Company Limited for £0.5 million. The company's principal activity is the manufacture of mullite sol-gel fibre for high temperature insulation. In the nine months to 4 January 2007 the subsidiary contributed net profit of £nil to the consolidated net profit for the year.

On 20 July 2006 the Group acquired the assets of Aceram Materials and Technology Inc for a contingent maximum consideration of £5.8 million with £1.9 million paid during 2006. The company's principal activity is the manufacture of carbon products. In the five months to 4 January 2007 the subsidiary contributed net profit of £0.1 million to the consolidated net profit for the year.

On 26 October 2006 the Group acquired 75% of the shares in Beijing Yingtelai Morgan Thermal Ceramics Textiles Co. Limited for £4.7 million of which £2.5 million was paid during the period. The company's principal activity is the manufacture of textile products for thermal insulation. In the two months to 4 January 2007 the subsidiary contributed net profit of £nil to the consolidated net profit for the year.

Effect of acquisitions

The acquisitions had the following effect on the assets and liabilities of the Group:

	Carrying value before acquisition 2006 £m	Provisional fair values 2006 £m
Acquisition of Vesuvius USA Corporation and Vesuvius Skawina Materialy Ogniotrwale SP Zo.O		
Intangible assets	–	4.0
Property, plant and equipment	1.4	1.4
Other working capital	1.2	1.1
Provisions	–	(0.2)
Net assets acquired		6.3
Goodwill		4.5
Total consideration paid		10.8
Other acquisitions		
Intangible assets	–	6.9
Property, plant and equipment	2.6	2.4
Other working capital	0.3	0.2
Provisions	–	(0.3)
Cash and cash equivalents	1.1	1.1
Minority interests	–	(2.6)
Net assets acquired		7.7
Goodwill		8.3
Total consideration		16.0
Deferred consideration		(6.3)
Net consideration paid		9.7

5. Operating costs before one-off items

	2007 £m	2006 £m
Change in stocks of finished goods and work in progress	**4.7**	0.5
Raw materials and consumables	**167.1**	166.3
Other external charges	**124.7**	114.4
Employee costs:		
- wages and salaries	**169.0**	170.5
- share-based payments	**2.7**	3.2
- social security costs	**34.8**	34.9
- other pension costs	**8.6**	10.3
Total	**215.1**	218.9
Depreciation:		
- owned assets	**23.5**	24.4
- assets held under finance leases	**0.2**	0.3
Total	**23.7**	24.7
Rentals under operating leases:		
- hire of plant and machinery	**1.5**	1.6
- other operating leases	**5.5**	6.5
Total	**7.0**	8.1
Other operating charges and income:		
- foreign exchange losses	**2.1**	2.5
- other operating charges	**67.1**	73.0
- foreign exchange gains	**(2.8)**	(2.4)
- other operating income	**(3.6)**	(3.1)
Total	**62.8**	70.0
Total operating costs before one-off items and amortisation of intangible assets	**605.1**	602.9
Amortisation of intangible assets	**1.6**	1.2
Total operating costs before one-off items	**606.7**	604.1

The Group recognised £8.7 million in expense in respect of research and development (2006: £8.2 million).

A summary of the audit and non audit fees in respect of services provided by KPMG charged to operating profit in the year ended 4 January 2008 is set out below:

	2007 £m	2006 £m
Fees payable to the Company's auditor for the audit of the Company's annual accounts	**0.4**	0.4
Fees payable to the Company's auditor and its associates for other services:		
- the audit of the Company's subsidiaries pursuant to legislation and other services	**1.0**	0.9
- tax services	**0.1**	0.2
- other services	**0.1**	0.1
	1.6	1.6

In addition, KPMG was paid £0.3 million in respect of the proposed acquisition of Certech and Carpenter Advanced Ceramics. As part of the prior year costs incurred in respect of the terminated bid approach, £0.8 million was paid to KPMG.

6. Staff numbers

The average number of persons employed by the Group (including Directors) during the year, analysed by category, was as follows:

	Number of employees	
	2007	2006
United Kingdom	**1,293**	1,391
Rest of Europe	**1,841**	1,840
The Americas	**3,301**	3,260
Far East and Australia	**2,896**	2,614
Middle East and Africa	**276**	279
	9,607	9,384
Carbon	**3,811**	3,734
Technical Ceramics	**2,035**	2,103
Thermal Ceramics	**3,215**	2,999
Molten Metal Systems	**539**	540
Corporate	**7**	8
	9,607	9,384

7. Net finance income and expense

	2007 £m	2006 £m
Recognised in profit or loss		
Interest income on bank deposits	**3.9**	3.5
Expected return on IAS 19 scheme assets	**24.9**	23.3
Finance income	**28.8**	26.8
Interest expense on financial liabilities measured at amortised cost	**(11.1)**	(8.1)
Interest on IAS 19 obligations	**(23.2)**	(22.1)
Finance expense	**(34.3)**	(30.2)
Net financing costs	**(5.5)**	(3.4)
The above finance income and expense include the following in respect of assets/(liabilities) not at fair value through profit or loss:		
Total interest income on financial assets	**3.9**	3.5
Total interest expense on financial liabilities	**(11.1)**	(8.1)
Recognised directly in equity		
Net change in fair value of available for sale financial assets	**0.3**	0.3
Effective portion of changes in fair value of cash flow hedge	**(1.2)**	(0.1)
Effective portion of change in fair value of net investment hedge	**(6.9)**	–
Foreign currency translation differences for foreign operations	**14.8**	(17.8)
	7.0	(17.6)
Recognised in:		
Fair value reserve	**0.3**	0.3
Translation reserve	**7.9**	(17.8)
Hedging reserve	**(1.2)**	(0.1)
	7.0	(17.6)

8. Taxation – income tax expense

Recognised in the income statement

	2007 £m	2006 £m
Current tax expense		
Current year	**19.0**	12.5
Adjustments for prior years	**1.6**	0.6
	20.6	13.1
Deferred tax expense		
Origination and reversal of temporary differences	**(12.1)**	2.9
Benefit of losses recognised	**6.7**	(5.4)
	(5.4)	(2.5)
Total income tax expense in income statement	**15.2**	10.6

Reconciliation of effective tax rate

	2007 £m	2007 %	2006 £m	2006 %
Profit before tax	**71.7**		50.3	
Income tax using the domestic corporation tax rate	**21.4**	**30.0**	15.1	30.0
Non-deductible expenses	**1.1**	**1.5**	2.3	4.6
Prior year tax losses and other assets not previously recognised for deferred tax	**(12.0)**	**(16.7)**	(7.3)	(14.5)
Under provided in prior years	**1.6**	**2.2**	0.6	1.2
Other (including the impact of overseas tax rates)	**3.1**	**4.3**	(0.1)	(0.2)
	15.2	**21.2**	10.6	21.1
Income tax recognised directly in equity				
Actuarial gains and losses	**0.5**		(1.2)	
Total income tax recognised directly in equity	**0.5**		(1.2)	

9. Restructuring costs and costs associated with settlement of anti-trust litigation

Costs of restructuring were £9.8 million (2006: £23.9 million) and net legal costs recoverable associated with settlement of anti-trust litigation were £0.8 million (2006: a cost of £3.8 million).

10. Earnings per share

Basic earnings per share

The calculation of basic earnings per share at 4 January 2008 was based on the profit attributable to equity holders of The Morgan Crucible Company plc of £52.6 million (4 January 2007: £36.9 million) and a weighted average number of ordinary shares outstanding during the period ended 4 January 2008 of 275,659,262 (4 January 2007: 287,110,574) calculated as follows:

	2007 £m	2006 £m
Profit attributable to equity holders of The Morgan Crucible Company plc	**52.6**	36.9
Weighted average number of ordinary shares:		
Issued ordinary shares at 5 January	**293,225,142**	293,188,372
Effect of shares issued in period and treasury shares held by the Company	**(17,565,880)**	(6,077,798)
Weighted average number of ordinary shares during the period	**275,659,262**	287,110,574
Basic earnings per share (pence)	**19.1p**	12.9p

10. Earnings per share (continued)

Diluted earnings per share

The calculation of diluted earnings per share at 4 January 2008 was based on the profit attributable to equity holders of The Morgan Crucible Company plc of £52.6 million (4 January 2007: £36.9 million) and a weighted average number of ordinary shares outstanding during the period ended 4 January 2008 of 283,598,328 (4 January 2007: 298,938,120), calculated as follows:

	2007 £m	2006 £m
Profit attributable to equity holders of The Morgan Crucible Company plc	**52.6**	36.9
Weighted average number of ordinary shares:		
Weighted average number of ordinary shares	**275,659,262**	287,110,574
Effect of share options/incentive schemes	**7,939,066**	11,827,546
Diluted weighted average number of ordinary shares	**283,598,328**	298,938,120
Diluted earnings per share (pence)	**18.5p**	12.3p

Earnings per share before one-off items

The calculation of earnings per share before one-off items at 4 January 2008 was based on profit from operations and share of profit of associate, before one-off items less net finance costs, income tax expense (excluding tax credit arising from one-off items of £0.6 million (4 January 2007: £5.6 million)) and minority interest of £61.5 million (4 January 2007: £51.3 million) and a weighted average number of ordinary shares outstanding during the period ended 4 January 2008 of 275,659,262 (4 January 2007: 287,110,574) calculated as follows:

	2007 £m	2006 £m
Profit from operations and share of profit of associate, before one-off items less net finance costs, income tax expense and minority interest	**61.5**	51.3
Weighted average number of ordinary shares:		
Issued ordinary shares at 5 January	**293,225,142**	293,188,372
Effect of shares issued in period and treasury shares held by the Company	**(17,565,880)**	(6,077,798)
Weighted average number of ordinary shares during the period	**275,659,262**	287,110,574
Earnings per share before one-off items (pence)	**22.3p**	17.9p

Diluted earnings per share before one-off items

The calculation of diluted earnings per share before one-off items at 4 January 2008 was based on profit from operations and share of profit of associate, before one-off items less net finance costs, income tax expense (excluding tax credit arising from one-off items £0.6 million (4 January 2007: £5.6 million)) and minority interest of £61.5 million (4 January 2007: £51.3 million) and a weighted average number of ordinary shares outstanding during the period ended 4 January 2008 of 283,598,328 (4 January 2007: 298,938,120) calculated as follows:

	2007 £m	2006 £m
Profit from operations and share of profit of associate, before one-off items less net finance costs, income tax expense and minority interest	**61.5**	51.3
Weighted average number of ordinary shares:		
Weighted average number of ordinary shares	**275,659,262**	287,110,574
Effect of share options/incentive schemes	**7,939,066**	11,827,546
Diluted weighted average number of ordinary shares	**283,598,328**	298,938,120
Diluted earnings per share before one-off items (pence)	**21.7p**	17.2p

11. Property, plant and equipment

	Land and buildings £m	Plant and equipment and fixtures £m	Total £m
Cost			
Balance at 5 January 2006	131.1	382.6	513.7
Acquisitions through business combinations	1.1	2.5	3.6
Additions	5.8	24.9	30.7
Disposals	(1.4)	(14.2)	(15.6)
Effect of movement in foreign exchange	(7.5)	(20.6)	(28.1)
Balance at 4 January 2007	129.1	375.2	504.3
Balance at 5 January 2007	**129.1**	**375.2**	**504.3**
Acquisitions through business combinations	**-**	**0.7**	**0.7**
Additions	**3.8**	**32.1**	**35.9**
Disposals	**(3.5)**	**(12.9)**	**(16.4)**
Effect of movement in foreign exchange	**6.5**	**12.4**	**18.9**
Balance at 4 January 2008	**135.9**	**407.5**	**543.4**
Depreciation and impairment losses			
Balance at 5 January 2006	33.8	244.6	278.4
Depreciation charge for the year	3.4	21.3	24.7
Disposals	(0.8)	(12.3)	(13.1)
Effect of movement in foreign exchange	(2.2)	(13.7)	(15.9)
Balance at 4 January 2007	34.2	239.9	274.1
Balance at 5 January 2007	**34.2**	**239.9**	**274.1**
Depreciation charge for the year	**3.2**	**20.5**	**23.7**
Disposals	**(1.2)**	**(10.2)**	**(11.4)**
Effect of movement in foreign exchange	**2.2**	**8.2**	**10.4**
Balance at 4 January 2008	**38.4**	**258.4**	**296.8**
Carrying amounts			
At 5 January 2006	97.3	138.0	235.3
At 4 January 2007	94.9	135.3	230.2
At 4 January 2008	**97.5**	**149.1**	**246.6**

12. Intangible assets

	Goodwill £m	Operating intangibles £m	Computer software £m	Total £m
Cost				
Balance at 5 January 2006	43.9	–	7.9	51.8
Acquisitions through business combinations	12.8	10.1	-	22.9
Additions - externally purchased	-	-	1.0	1.0
Disposals	-	-	(0.5)	(0.5)
Effect of movement in foreign exchange	(2.7)	-	(0.3)	(3.0)
Balance at 4 January 2007	54.0	10.1	8.1	72.2
Balance at 5 January 2007	**54.0**	**10.1**	**8.1**	**72.2**
Acquisitions through business combinations	**1.1**	**-**	**-**	**1.1**
Additions - externally purchased	**-**	**-**	**1.2**	**1.2**
Disposals	**-**	**-**	**(0.2)**	**(0.2)**
Effect of movement in foreign exchange	**2.0**	**0.7**	**0.4**	**3.1**
Balance at 4 January 2008	**57.1**	**10.8**	**9.5**	**77.4**
Amortisation and impairment losses				
Balance at 5 January 2006	–	–	5.2	5.2
Amortisation charge for the year	–	0.4	0.8	1.2
Disposals	–	–	(0.4)	(0.4)
Effects of movement in foreign exchange	–	–	(0.2)	(0.2)
Balance at 4 January 2007	–	0.4	5.4	5.8
Balance at 5 January 2007	**-**	**0.4**	**5.4**	**5.8**
Amortisation charge for the year	**-**	**0.8**	**0.8**	**1.6**
Disposals	**-**	**-**	**(0.2)**	**(0.2)**
Effects of movement in foreign exchange	**-**	**0.1**	**0.3**	**0.4**
Balance at 4 January 2008	**-**	**1.3**	**6.3**	**7.6**
Carrying amounts				
At 5 January 2006	43.9	–	2.7	46.6
At 4 January 2007	54.0	9.7	2.7	66.4
At 4 January 2008	**57.1**	**9.5**	**3.2**	**69.8**

Operating intangibles include customer relationships and patents and trademarks.

Impairment test for cash-generating units containing goodwill

Goodwill attributed to each division is as follows:

	2007 £m	2006 £m
Carbon	**17.4**	16.3
Technical Ceramics	**20.1**	20.0
Thermal Ceramics	**17.5**	15.8
Molten Metal Systems	**2.1**	1.9
	57.1	54.0

The recoverable amount of each division is based on value in use calculations. Those calculations use cash flow projections based on forecast operating results for the current period and budgeted operating results for the subsequent period. Cash flows for a further five year period are extrapolated using a 2.25% growth rate. This growth rate is consistent with the long-term average growth rate for the industry and reflects management's estimate of the growth through the economic cycle. A pre-tax discount rate of 13.0% has been used in discounting the projected cash flows and calculating the terminal value at the end of year five.

13. Other investments

	2007 £m	2006 £m
Non-current investments		
Investment in associates	**5.2**	-
Equity securities available-for-sale	**7.5**	7.2
	12.7	7.2

Investment in associate

During the year the Group acquired a 49% stake in Clearpower Limited, a company that via two other intermediary holding companies owns 100% of NP Aerospace Limited, a composite technical moulding business that develops, manufactures and markets ballistic and non ballistic products in the defence and civil sectors. Total consideration paid including fees was £41.0 million comprising a £36.0 million shareholder loan, £4.5 million in preference shares and £0.5 million for ordinary equity.

The Group's share of profit after tax in its associate for the year was £0.2 million.

Summary financial information for the associate, not adjusted for the 49% ownership held by the Group:

	2007 £m
Current assets	**22.1**
Non-current assets	**65.3**
Total assets	**87.4**
Current liabilities	**16.4**
Non-current liabilities	**61.0**
Total liabilities	**77.4**
Revenues	**24.7**
Profit	**0.4**

Equity securities available-for-sale

The equity securities available-for-sale represent an investment in a Mutual Fund. A 10% increase (decrease) in the unit price would increase (decrease) the fair value of the investments by £0.6 million.

14. Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net	
	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m
Property, plant and equipment	**-**	-	**18.4**	24.7	**18.4**	24.7
Intangible assets	**-**	-	**0.5**	0.4	**0.5**	0.4
Employee benefits	**(12.9)**	(12.0)	**0.3**	2.1	**(12.6)**	(9.9)
Provisions	**(6.0)**	(2.4)	**-**	-	**(6.0)**	(2.4)
Tax value of loss carried forward recognised	**(6.3)**	(13.0)	**-**	-	**(6.3)**	(13.0)
Other items	**(0.6)**	(1.4)	**-**	1.2	**(0.6)**	(0.2)
	(25.8)	(28.8)	**19.2**	28.4	**(6.6)**	(0.4)

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	2007 £m	2006 £m
Deductible temporary differences	**(6.2)**	(5.1)
Tax losses	**(10.2)**	(21.6)
	(16.4)	(26.7)

£6.3 million of the deferred tax asset relating to losses will expire between 2019 and 2026. The balance of the losses are available to carry forward without time restriction.

14. Recognised deferred tax assets and liabilities (continued)

Movements in temporary differences during the year

	Balance 4 January 2006 £m	Recognised in income £m	Recognised directly in equity £m	Balance 4 January 2007 £m	Recognised in income £m	Recognised directly in equity £m	Balance 4 January 2008 £m
Property, plant and equipment	26.0	(1.3)	–	24.7	**(6.3)**	**-**	**18.4**
Intangible assets	1.7	(1.3)	–	0.4	**0.1**	**-**	**0.5**
Employee benefits	(17.9)	6.8	1.2	(9.9)	**(2.2)**	**(0.5)**	**(12.6)**
Provisions	(1.5)	(0.9)	-	(2.4)	**(3.6)**	**-**	**(6.0)**
Tax value of loss carried forward utilised	(7.6)	(5.4)	–	(13.0)	**6.7**	**-**	**(6.3)**
Others	-	(0.4)	0.2	(0.2)	**(0.1)**	**(0.3)**	**(0.6)**
	0.7	(2.5)	1.4	(0.4)	**(5.4)**	**(0.8)**	**(6.6)**

15. Inventories

	2007 £m	2006 £m
Raw materials and consumables	**30.3**	27.3
Work in progress	**24.1**	22.3
Finished goods	**43.3**	35.3
	97.7	84.9
Inventories stated at fair value less costs to sell	**5.7**	4.1
Carrying amount of inventories subject to retention of title clauses	**8.6**	7.9

The Group holds consignment inventory amounting to £9.6 million (2006: £9.5 million) which is not reflected in the balance sheet. The majority of this balance is for precious metals which are held on consignment by a subsidiary and for which it is invoiced only when the material is required.

16. Trade and other receivables

	2007 £m	2006 £m
Non-current		
Loan to associate	**36.0**	-
Non-trade receivables and prepayments	**0.8**	1.2
	36.8	1.2
Current		
Trade receivables due from associate	**0.1**	-
Other trade receivables	**114.7**	114.4
Loans and receivables	**114.8**	114.4
Non-trade receivables due from associate	**1.5**	–
Other non-trade receivables and prepayments	**23.5**	21.6
	139.8	136.0

17. Cash and cash equivalents/bank overdrafts

	2007 £m	2006 £m
Bank balances	**81.0**	70.2
Cash deposits	**27.0**	27.2
Cash and cash equivalents per balance sheet	**108.0**	97.4
Bank overdrafts subject to cash pooling arrangements	**(17.9)**	(23.9)
Cash and cash equivalents per cash flow statement	**90.1**	73.5
Bank overdrafts subject to cash pooling arrangements	**(17.9)**	(23.9)
Other bank overdrafts	**(2.9)**	(0.6)
Total bank overdrafts	**(20.8)**	(24.5)

In accordance with IAS 32, bank overdrafts subject to cash pooling arrangements are not offset against cash and cash equivalents.

17. Cash and cash equivalents/bank overdrafts (continued)

Reconciliation of cash and cash equivalents to net borrowings

	2007 £m	2006 £m
Opening borrowings	**(107.6)**	(83.1)
New borrowings	**(102.5)**	(32.3)
Payment of finance lease liabilities	**0.3**	0.4
Effect of movements in foreign exchange on borrowings	**-**	7.4
Closing borrowings	**(209.8)**	(107.6)
Cash and cash equivalents per cash flow statement	**90.1**	73.5
Closing borrowings	**(119.7)**	(34.1)

18. Capital and reserves

Reconciliation of movement in capital and reserves

	Share capital £m	Share premium £m	Translation reserve £m	Hedging reserve £m	Fair value reserve £m	Special reserve £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total parent equity £m	Minority interest £m	Total equity £m
Balance at 5 January 2006	75.5	85.0	1.0	0.1	0.5	6.0	28.0	1.4	(15.2)	182.3	13.4	195.7
Total recognised income and expense	-	-	(17.8)	(0.1)	0.3	-	-	-	50.9	33.3	2.8	36.1
Own shares acquired for share buy-back programme	-	-	-	-	-	-	-	-	(1.7)	(1.7)	-	(1.7)
Other movements	-	-	-	-	-	-	-	-	-	-	0.2	0.2
Cancellation of non-voting deferred shares	(1.9)	-	-	-	-	-	1.9	-	-	-	-	-
Share options exercised by employees	0.1	0.2	-	-	-	-	-	-	-	0.3	-	0.3
Equity- settled share-based payment transactions, net of tax	-	-	-	-	-	-	-	-	3.2	3.2	-	3.2
Own shares acquired for share incentive schemes	-	-	-	-	-	-	-	-	(18.9)	(18.9)	-	(18.9)
Dividends	-	-	-	-	-	-	-	-	(11.8)	(11.8)	-	(11.8)
Balance at 4 January 2007	73.7	85.2	(16.8)	-	0.8	6.0	29.9	1.4	6.5	186.7	16.4	203.1
Balance at 5 January 2007	**73.7**	**85.2**	**(16.8)**	**-**	**0.8**	**6.0**	**29.9**	**1.4**	**6.5**	**186.7**	**16.4**	**203.1**
Total recognised income and expense	**-**	**-**	**7.9**	**(1.2)**	**0.3**	**-**	**-**	**-**	**43.2**	**50.2**	**3.9**	**54.1**
Own shares acquired for share buy-back programme	**(4.2)**	**-**	**-**	**-**	**-**	**-**	**4.2**	**-**	**(47.5)**	**(47.5)**	**-**	**(47.5)**
Other movements	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(0.2)**	**(0.2)**
Share options exercised by employees	**-**	**0.1**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**0.1**	**-**	**0.1**
Equity-settled share-based payment transactions, net of tax	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**2.7**	**2.7**	**-**	**2.7**
Own shares acquired for share incentive schemes	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(1.5)**	**(1.5)**	**-**	**(1.5)**
Dividends	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(14.5)**	**(14.5)**	**-**	**(14.5)**
Balance at 4 January 2008	**69.5**	**85.3**	**(8.9)**	**(1.2)**	**1.1**	**6.0**	**34.1**	**1.4**	**(11.1)**	**176.2**	**20.1**	**196.3**

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations that are not integral to the operations of the Company, as well as from the translation of liabilities that hedge the Company's net investment in a foreign subsidiary.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Fair value reserve

The fair value reserve includes the cumulative net change in the fair value of available-for-sale investments until the investment is derecognised.

18. Capital and reserves (continued)

Special reserve

A Special Resolution to cancel the Share Premium Account was passed at the Annual General Meeting of the Company held on 11 June 1993. This cancellation was confirmed by an Order of the High Court of Justice, Chancery Division, on 14 July 1993. The amount of £88.9 million standing to the credit of the Share Premium Account on 14 July 1993 was transferred to the Special reserve against which goodwill on consolidation can be written off. This reserve, together with the amounts standing to the credit of the Share Premium Account on 12 October 1990 of £71.5 million, on 19 June 1987 of £38.9 million and on 27 July 1989 of £12.3 million which were transferred following previous Orders of the High Court, becomes distributable to the extent of subsequent increases in issued share capital and Share Premium Account.

Capital redemption reserve

The capital redemption reserve arose when the Company redeemed preference shares wholly out of distributable profits. The 2007 movement relates to the cancellation of ordinary shares as a result of the share buy-back programme.

Retained earnings

The Company has acquired own shares under a share buy-back programme. The Company has also acquired own shares to satisfy the requirements of the various share option incentive schemes. The number of treasury shares held by the Company at the year end was 6,196,880 (2006: 10,632,157); 5,876,880 shares were held by The Morgan General Employee Benefit Trust (2006: 10,182,157) and 320,000 shares were held by the Company (2006: 450,000). All rights conferred by those shares are suspended until they are reissued.

In prior years the increase in equity that corresponds to the expense recognised in the income statement for the Group's various share option incentive schemes was recognised as a separate component of equity in the share-based payment reserve. In 2007 the share-based payment reserve was combined with retained earnings. The prior year reserves were restated accordingly.

Called up share capital

	Authorised		Issued	
	2007 £m	2006 £m	2007 £m	2006 £m
Equity share capital				
427,523,111 (2006: 427,523,111) Ordinary shares of 25 pence each	**106.9**	106.9		
Fully paid: 276,414,074 (2006: 293,225,142) Ordinary shares of 25 pence each			**69.1**	73.3
	106.9	106.9	**69.1**	73.3
Preference share capital				
125,327 authorised and issued 5.5% Cumulative First Preference shares of £1 each, fully paid	**0.1**	0.1	**0.1**	0.1
311,954 authorised and issued 5.0% Cumulative Second Preference shares of £1 each, fully paid	**0.3**	0.3	**0.3**	0.3
Total preference share capital	**0.4**	0.4	**0.4**	0.4
Total share capital	**107.3**	107.3	**69.5**	73.7

Number of shares in issue

	Ordinary shares		Preference shares	
	2007	2006	2007	2006
In issue at 5 January	**293,225,142**	293,188,372	**437,281**	7,565,046
Redeemed	**-**	-	**-**	(7,127,765)
Exercise of options under the various Morgan share option schemes	**128,217**	236,770	**-**	-
Cancelled as a result of share buy-back programme	**(16,939,285)**	(200,000)	**-**	-
In issue at 4 January	**276,414,074**	293,225,142	**437,281**	437,281

As at the date of this report 270,164,074 ordinary shares have been issued (2006: 289,610,142).

The holders of ordinary shares are entitled to receive dividends as declared from time to time and entitled to one vote per share at meetings of the Company.

18. Capital and reserves (continued)

The following options were outstanding in respect of ordinary shares:

Number of shares		Exercise price(s)	Normal exercise dates ranging from	to
394,484	The Morgan Executive Share Option Scheme 1995	49.42p – 208.12p	17 October 1999	18 March 2014
1,763,223	The Morgan Sharesave Scheme 2004	110.20p – 249.00p	1 December 2007	31 May 2011
42,336	The Morgan Sharesave Scheme 2004 – Germany	€1.6213	1 December 2007	31 May 2008
3,057,864	The Morgan Executive Share Option Scheme 2004	129.05p – 256.00p	22 June 2007	23 May 2016
1,000,000	The Morgan Directors' Share Option Plan 2006	256.00p	20 December 2009	20 December 2016

The 5.5% Cumulative First Preference shares of £1 each and the 5.0% Cumulative Second Preference shares of £1 each confer on the holders thereof the right to receive a cumulative preferential dividend at the rate of 5.5% and 5.0% respectively, calculated up to 30 June and 31 December respectively in every year. The First and Second Cumulative Preference shares shall not entitle the holders thereof to attend or vote at any general meeting unless either:

(i) the meeting is convened to consider any resolutions for reducing the capital, or authorising any issue of debentures or debenture stock, or increasing the borrowing powers of the Board under the Articles of Association of the Company, or winding-up, or sanctioning a sale of the undertaking, or altering the Articles in any manner affecting their respective interests, or any other resolutions directly altering their respective rights and privileges; or

(ii) at the date of the notice convening the general meeting the Preference dividend is upwards of one month in arrears from the payment date of any half-yearly instalment.

On a return of capital on a winding-up the assets of the Company available for distribution shall be applied:

First, in payment to the holders of the First Preference shares of the amounts paid up on such shares, together with interest at the rate of 5.5% per annum.

Second, in payment to the holders of the Second Preference shares of the amounts paid up on such shares, together with interest at the rate of 5.0% per annum.

Third, in repaying the capital paid up or credited as paid up on the ordinary shares.

Fourth, any surplus shall be distributed rateably amongst the holders of the ordinary shares in proportion to the nominal amount paid up on their respective holdings of shares in the Company.

19. Interest bearing loans and borrowings

This note provides information about the contractual terms of the Group's interest-bearing loans and borrowings which are measured at amortised cost. For more information about the Group's exposure to interest rate and foreign currency risk, see note 20.

	2007 £m	2006 £m
Non-current liabilities		
US Dollar Senior Notes	**116.1**	40.8
Bank Syndication	**74.8**	50.0
Bank and other loans	**0.7**	0.7
Obligations under finance leases	**1.5**	1.7
	193.1	93.2
Current liabilities		
US Dollar Senior Notes	**8.8**	8.9
Bank and other loans	**4.4**	4.3
Obligations under finance leases	**0.6**	0.6
	13.8	13.8

Terms and debt repayment schedule

The terms and conditions of outstanding loans were as follows:

	Currency	Nominal interest rate	Year of maturity	Carrying amount 2007 £m	2006 £m
6.84% US Dollar Senior Notes 2013	USD	6.84%	2013	**27.8**	32.9
6.23% US Dollar Senior Notes 2010	USD	6.23%	2010	**12.5**	16.8
5.70% US Dollar Senior Notes 2014	USD	5.70%	2014	**38.0**	–
6.12% US Dollar Senior Notes 2017	USD	6.12%	2017	**46.6**	–
Bank Syndication	EUR	4.94%	2010	**74.8**	-
Bank Syndication	GBP		2010	**-**	50.0
Bank and other loans	Various	4.00%–8.00%	up to 2010	**5.1**	5.0
Obligations under finance leases	Various	6.00%	up to 2013	**2.1**	2.3
Total interest bearing loans and borrowings				**206.9**	107.0

19. Interest bearing loans and borrowings (continued)

Finance lease liabilities

Finance lease liabilities are payable as follows:

	Minimum lease payments	Interest	Principal	Minimum lease payments	Interest	Principal
	2007 £m	2007 £m	2007 £m	2006 £m	2006 £m	2006 £m
Less than one year	**0.7**	**0.1**	**0.6**	0.7	0.1	0.6
Between one and five years	**1.3**	**0.1**	**1.2**	1.8	0.2	1.6
More than five years	**0.3**	**-**	**0.3**	0.1	–	0.1
	2.3	**0.2**	**2.1**	2.6	0.3	2.3

Bank and other loans include £1.8 million of loans secured on the assets of the Group.

Included within banks and other loans are short-term drawings of £74.8 million (2006: £50.0 million). These were repayable on 31 January 2008, but have been classified as long-term loans as they are drawn under the Bank Syndication which extends to March 2010.

As at 4 January 2008 the Group had available headroom under the Bank Syndication of £137.9 million (2006: £94.0 million).

In December 2007 the Group issued US$350 million of private placement notes. US$167 million were drawn on 19 December 2007 and US$183 million were drawn on 8 January 2008.

The 6.84% US Dollar Senior Notes 2013 are repayable in six yearly instalments from 6 March 2008 to 6 March 2013. The 6.23% US Dollar Senior Notes 2010 are repayable in three yearly instalments from 6 March 2008 to 6 March 2010. The 5.70% US Dollar Senior Notes 2014 are repayable in one instalment on 19 December 2014. The 6.12% US Dollar Senior Notes 2017 are repayable in one instalment on 19 December 2017.

20. Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

- credit risk
- liquidity risk
- market risk.

This note presents information about the Group's exposure to each of the above risks, and the Group's management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

The Board delegates the establishment and implementation of the systems for internal control and risk management to the operating divisions which are responsible for the identification and evaluation of significant risks applicable to their area of business together with the design and operation of suitable internal controls. The Board delegates the monitoring and review of the internal control and risk mangement systems to the Audit Committee assisted by the Risk Management Committee. The Risk Managment Committee, which is chaired by the Chief Financial Officer, reviews the full range of risks faced by Morgan Crucible as a Group, ensures there are adequate systems in place and evaluates their effectiveness. Where necessary, the Risk Management Committee will initiate action to improve the systems and ensure compliance.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's receivables from customers and investment securities.

The Group has sterling notional cash pooling agreements in place with Barclays and National Westminster banks. Under the notional cash pooling agreement the Group has the legal right to offset liabilities on undrawn bank accounts against surplus balances. As at 5 January 2008 the Group had no intention to settle these balances either simultaneously or on a net basis and hence the financial assets and liabilities within the notional cash pool are not presented on a net basis in the financial statements.

Trade and other receivables

The Group's exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the Group's customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk. Approximately 3% of the Group's revenue is attributable to sales transactions with a single customer.

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. The Group does not require collateral in respect of financial assets.

The Group serves thousands of customers. Many of these have purchased the same product for several years and in some cases decades. Others have modified and enhanced designs or adopted the same components into new products, extending the lifecycle of the components that the Group supply. The Group's level of customer retention is very high, particularly with its major accounts and although the top twenty ranking will alter year to year, many of the same names remain consistent over time.

The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables and investments. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets.

20. Financial risk management (continued)

Investments

The Group limits its exposure to credit risk by only investing in liquid securities and only with counterparties that have a sound credit rating. Given these high credit ratings, management does not expect any counterparty to fail to meet its obligations.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Carrying amount	
	2007 £m	2006 £m
Available-for-sale financial assets	**7.5**	7.2
Loan to associate	**36.0**	-
Loans and receivables	**114.8**	114.4
Cash and cash equivalents	**108.0**	97.4
	266.3	219.0

The maximum exposure to credit risk for trade receivables at the reporting date by division was:

	Carrying amount	
	2007 £m	2006 £m
Carbon	**33.7**	30.3
Technical Ceramics	**19.3**	20.9
Thermal Ceramics	**55.7**	58.3
Molten Metal Systems	**6.1**	4.9
	114.8	114.4

The maximum exposure to credit risk for trade receivables at the reporting date by geographic region was:

	Carrying amount	
	2007 £m	2006 £m
Europe	**51.8**	57.5
Americas	**39.0**	36.7
Far East and Australasia	**22.5**	18.6
Middle East and Africa	**1.5**	1.6
	114.8	114.4

Impairment losses

The ageing of trade receivables at the reporting date was:

	2007 £m	2006 £m
Not past due	**92.5**	89.2
Past due 0-30 days	**15.3**	17.3
Past due 31-60 days	**3.4**	5.0
Past due 61-90 days	**2.2**	2.2
Past due more than 90 days	**5.8**	5.5
	119.2	119.2
Impairment allowance	**(4.4)**	(4.8)
	114.8	114.4

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2007 £m	2006 £m
Balance at 5 January	**4.8**	5.9
Decrease in allowance for impairment	**(0.4)**	(1.1)
Balance at 4 January	**4.4**	4.8

20. Financial risk management (continued)

Based on past experience, the Group believes that no impairment allowance is necessary in respect of trade receivables not past due. A specific impairment allowance may be created in respect of an individual trade receivable for which full recovery is doubtful. As at 4 January 2008 and 4 January 2007 there were no specific impairment allowances that were significant to the Group. In addition, local management may create a general impairment allowance to reflect their experience of the historical recoverability of trade receivables past due in the respective markets in which their businesses operate.

The allowances in the accounts in respect of trade receivables are used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at the point the amount is considered irrecoverable it is written off against the financial asset directly.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

The Group seeks a balance between certainty of funding and a flexible, cost-effective borrowing structure. The policy is to ensure that the Group has sufficient liquidity available to meet all foreseeable needs.

Effective interest rates and repricing analysis

The following are the contracted maturities of financial liabilities, including interest payments and excluding the impact of netting agreements:

							2007
	Effective interest rate £m	Carrying amount £m	Contractual cash flows £m	Less than 1 year £m	1-2 years £m	2-5 years £m	More than 5 years £m
Non-derivative financial liabilities							
6.84% US Dollar Senior Notes 2013	**6.84%**	**27.8**	**33.6**	**6.4**	**6.1**	**16.3**	**4.8**
6.23% US Dollar Senior Notes 2010	**6.23%**	**12.5**	**13.6**	**4.8**	**4.5**	**4.3**	**-**
5.70% US Dollar Senior Notes 2014	**5.7%**	**38.0**	**53.2**	**2.2**	**2.2**	**6.5**	**42.3**
6.12% US Dollar Senior Notes 2017	**6.12%**	**46.6**	**75.3**	**2.9**	**2.9**	**8.6**	**60.9**
Bank Syndication	**4.94%**	**74.8**	**75.2**	**75.2**	**-**	**-**	**-**
Bank and other loans	**4.0-8.0%**	**5.1**	**5.4**	**4.7**	**0.4**	**0.3**	**-**
Bank overdrafts	**6.75%**	**20.8**	**22.2**	**22.2**	**-**	**-**	**-**
Obligations under finance leases	**6.0%**	**2.1**	**2.3**	**0.7**	**0.6**	**0.7**	**0.3**
Derivative financial liabilities							
Forward exchange contracts used for cash flow hedging:							
- Out flow		**1.2**	**(19.0)**	**(15.3)**	**(3.7)**	**-**	**-**
- In flow		**-**	**18.0**	**14.4**	**3.6**	**-**	**-**
		228.9	**279.8**	**118.2**	**16.6**	**36.7**	**108.3**

							2006
	Effective interest rate £m	Carrying amount £m	Contractual cash flows £m	Less than 1 year £m	1-2 years £m	2-5 years £m	More than 5 years £m
Non-derivative financial liabilities							
6.84% US Dollar Senior Notes 2013	6.84%	32.9	40.9	6.8	6.5	17.5	10.1
6.23% US Dollar Senior Notes 2010	6.23%	16.8	19.0	5.1	4.9	9.0	-
Bank Syndication	5.0-6.0%	50.0	50.2	50.2	-	-	-
Bank and other loans	4.0-7.0%	5.0	5.3	4.6	0.5	0.2	-
Bank overdrafts	5.0-7.0%	24.5	26.0	26.0	-	-	-
Obligations under finance leases	6.0%	2.3	2.6	0.7	0.4	1.4	0.1
		131.5	144.0	93.4	12.3	28.1	10.2

As at 4 January 2008 the Group had drawn €100 million under the US$420 million Bank Syndication. This drawing has been shown as due within one year as the loan matures on 31 January 2008. The Bank Syndication extends to March 2010.

20. Financial risk management (continued)

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

The Group buys and sells derivatives in the ordinary course of business, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out within the guidelines set by the Risk Management Committee. Generally the Group seeks to apply hedge accounting in order to manage volatility in profit or loss.

Interest rate risk

Profile

At the reporting date the interest rate profile of the Group's interest-bearing financial instruments was:

	Carrying amount 2007 £m	2006 £m
Fixed rate instruments		
Financial assets	**108.0**	97.4
Financial liabilities	**(127.0)**	(52.0)
	(19.0)	45.4
Variable rate instruments		
Financial liabilities	**(100.7)**	(79.5)

The Group adopts a policy of ensuring that between 30% and 70% of its exposure to changes in interest rates on borrowings is on a fixed rate basis.

Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss.

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates on the outstanding Bank Syndication debt at the reporting date would have increased (decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2006.

	Profit or loss 100 bp increase £m	100 bp decrease £m
4 January 2008		
Cash flow sensitivity (net) – variable rate instruments	**0.7**	**(0.7)**
4 January 2007		
Cash flow sensitivity (net) – variable rate instruments	0.5	(0.5)

20. Financial risk management (continued)

Foreign currency risk

The Group is exposed to foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than the currency of the reporting unit. The currencies giving rise to this risk are primarily GBP, USD and Euro.

The Group's exposure to foreign currency risk was as follows based on notional amounts:

			2007			2006
Functional currency of Group operations	GBP £m	USD £m	Euro £m	GBP £m	USD £m	Euro £m
Trade receivables	**1.1**	**7.5**	**7.6**	0.6	7.1	8.9
Cash and cash equivalents	**0.3**	**15.5**	**14.5**	0.3	4.4	10.2
Borrowings	**-**	**-**	**(74.8)**	-	-	-
Trade payables	**(4.5)**	**(6.2)**	**(3.5)**	(2.6)	(5.8)	(6.3)
Net balance sheet exposure	**(3.1)**	**16.8**	**(56.2)**	(1.7)	5.7	12.8

The following significant exchange rates applied during the year:

		Average rate		Year-end rate
	2007	2006	2007	2006
USD	**2.0003**	1.8440	**1.9742**	1.9447
Euro	**1.4615**	1.4673	**1.3363**	1.4857

The Group aims to hedge all material trade receivables and trade payables denominated in a foreign currency. At any point in time the Group also hedges up to 75% of its estimated foreign currency exposure in respect of forecasted sales and purchases over the following 12 months. The Group uses forward exchange contracts to hedge its foreign currency risk. Most of the forward exchange contracts have maturities of less than one year after the balance sheet date.

In respect of other monetary assets and liabilities held in currencies other than the currency of the reporting unit, the Group ensures that the net exposure is kept to an acceptable level, by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.

Forecasted transactions

The Group classifies its forward exchange contracts hedging forecasted transactions as cash flow hedges and states them at fair value. The net fair value of forward exchange contracts used as hedges of forecasted transactions at 4 January 2008 was £1.2 million (2006: £nil), comprising assets of £nil (2006: £nil) and liabilities of £1.2 million (2006: £nil) that were recognised in fair value derivatives.

Cash flow hedges

The contractual cash flows associated with the forward exchange contracts that are designated as cash flow hedges are shown in the section on liquidity risk. The impact on profit or loss is expected to occur at the same time as the associated cash flows.

Recognised assets and liabilities

Changes in the fair value of forward exchange contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied are recognised in the income statement. Both the changes in fair value of the forward contracts and the foreign exchange gains and losses relating to the monetary items are recognised in the income statement. The fair value of forward exchange contracts used as economic hedges of monetary assets and liabilities in foreign currencies at 4 January 2008 was £nil (2006: £nil).

Hedge of net investment in foreign subsidiary

The Group manages the translation exposure of overseas net assets by seeking to match the currency of borrowings with the currency in which the net assets are denominated. The objectives are to maintain a low cost of borrowing, whilst maintaining a balanced portfolio of net assets by currency.

The Group designates the Euro drawdowns under the US$420 million Bank Syndication as a hedge of the Group's investment in subsidiaries in Europe. Euro drawdowns during 2007 amounted to €100 million. There were no Euro drawdowns in 2006.

Sensitivity analysis

A 10% strengthening of £ sterling against the following currency net assets at the reporting date would have increased (decreased) equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2006.

		Equity
	2007 £m	2006 £m
USD	**(0.5)**	(6.2)
Euro	**1.4**	(3.8)

The impact of a one cent movement in the USD exchange rate on results that are reported in USD (including those currencies that track the USD) would be c. £1.4 million of revenue and £0.3 million of underlying operating profit.

20. Financial risk management (continued)

Other market price risk

Equity price risk arises from available-for-sale equity securities held for meeting partially the unfunded portion of the Group's defined benefit pension obligations. The primary goal of the Group's investment strategy is to maximise returns in order to meet partially the Group's unfunded defined benefit obligations.

Capital management

The Board's policy is to maintain a strong capital base (total equity) so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Board uses a number of measures, identified as key performance indicators (KPI), to ensure the continued success of the Group. The main KPI for the Group is the underlying profit margin. The aim is to achieve mid-teen margins in good times and double digit margins when the environment is more challenging. Another KPI, the economic value added ratio (EVA), compares the returns made by our divisions with the notional cost of investing in them. The Group uses this ratio to ascertain where to make capital investments within the Group. The basic calculation deducts the cost of capital from the net operating profit after allowing for a notional medium-term tax charge.

The Board encourages employees of the Group to hold the Company's ordinary shares. The Group operates a number of employee share and share option schemes. From time to time the Company purchases its own shares on the market; the timing of these purchases depends on market prices. Primarily the shares are intended to be used for issuing shares under the Group's various share option incentive schemes. The Company has also acquired its own shares under a share buy-back programme.

There were no changes in the Group's approach to capital management during the year.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

Fair values

The fair values of financial assets and liabilities, together with the carrying amounts shown in the balance sheet are as follows:

	Carrying amount 2007 £m	Fair value 2007 £m	Carrying amount 2006 £m	Fair value 2006 £m
6.84% US Dollar Senior Notes 2013	**(27.8)**	**(29.7)**	(32.9)	(34.5)
6.23% US Dollar Senior Notes 2010	**(12.5)**	**(12.9)**	(16.8)	(17.2)
5.70% US Dollar Senior Notes 2014	**(38.0)**	**(38.0)**	–	–
6.12% US Dollar Senior Notes 2017	**(46.6)**	**(46.6)**	–	–
Bank Syndication	**(74.8)**	**(74.8)**	(50.0)	(50.0)
Bank and other loans	**(5.1)**	**(5.1)**	(5.0)	(5.0)
Bank overdrafts	**(20.8)**	**(20.8)**	(24.5)	(24.5)
Obligations under finance leases	**(2.1)**	**(2.1)**	(2.3)	(2.3)
Trade and other payables	**(71.2)**	**(71.2)**	(72.1)	(72.1)
Forward exchange contracts used for hedging:				
– liabilities	**(1.2)**	**(1.2)**	–	–
Available-for-sale financial assets	**7.5**	**7.5**	7.2	7.2
Loan to associate	**36.0**	**36.0**	–	–
Loans and receivables	**114.8**	**114.8**	114.4	114.4
Cash and cash equivalents	**108.0**	**108.0**	97.4	97.4
	(33.8)	**(36.1)**	15.4	13.4
Unrecognised loss		**(2.3)**		(2.0)

Estimation of fair values

The following summarises the major methods and assumptions used in estimating the fair values of financial instruments reflected in the table.

Equity securities

Fair value is based on quoted market prices at the balance sheet date.

Derivatives

Forward exchange contracts are either marked to market using listed market prices or by discounting the contractual forward price and deducting the current spot rate.

Interest-bearing loans and borrowings

Fair value is calculated based on discounted expected future principal and interest cash flows.

20. Financial risk management (continued)

Finance lease liabilities

The fair value is estimated as the present value of future cash flows, discounted at market interest rates for homogeneous lease agreements. The estimated fair values reflect changes in interest rates.

Trade and other receivables/payables

For receivables/payables with a remaining life of less than one year, the notional amount is deemed to reflect the fair value. All other receivables/payables are discounted to determine the fair value.

Interest rates used for determining fair value

The interest rates used to determine the fair value of loans and borrowings and finance leases are as follows:

	2007	2006
Loans and borrowings	**3.0–5.0%**	5.0–6.0%
Finance leases	**6.0%**	6.0%

21. Employee benefits

Morgan Crucible operates a number of defined benefit arrangements as well as defined contribution plans. The defined benefit plans are primarily in the UK, US and Europe and predominately provide pensions based on service and career average pay. In addition post-retirement medical plans are operated in the US.

All figures are quoted at year end exchange rates.

	2007 UK £m	2007 USA £m	2007 Europe £m	2007 Rest of World £m	2007 Total £m
Pension plans and employee benefits					
Present value of unfunded defined benefit obligations	**-**	**(7.5)**	**(19.2)**	**(0.3)**	**(27.0)**
Present value of funded defined benefit obligations	**(325.1)**	**(87.5)**	**(0.9)**	**(10.2)**	**(423.7)**
Fair value of plan assets	**322.6**	**71.2**	**0.5**	**8.7**	**403.0**
Net obligations	**(2.5)**	**(23.8)**	**(19.6)**	**(1.8)**	**(47.7)**
Movements in present value of defined benefit obligation					
At 5 January 2007	**(323.4)**	**(92.8)**	**(20.7)**	**(9.2)**	**(446.1)**
Current service cost	**(3.0)**	**(1.7)**	**(0.7)**	**(1.1)**	**(6.5)**
Interest cost	**(16.8)**	**(5.4)**	**(0.9)**	**(0.3)**	**(23.4)**
Actuarial gains/(losses)	**7.3**	**(1.6)**	**2.5**	**(0.6)**	**7.6**
Benefits paid	**12.7**	**5.1**	**1.4**	**0.9**	**20.1**
Contributions by members	**(1.7)**	**-**	**-**	**-**	**(1.7)**
Curtailments and settlements	**(0.2)**	**-**	**0.7**	**-**	**0.5**
Exchange adjustments	**-**	**1.4**	**(2.4)**	**(0.2)**	**(1.2)**
At 4 January 2008	**(325.1)**	**(95.0)**	**(20.1)**	**(10.5)**	**(450.7)**
Movements in fair value of plan assets					
At 5 January 2007	**326.5**	**69.1**	**0.5**	**7.3**	**403.4**
Expected return on plan assets	**19.6**	**5.0**	**-**	**0.3**	**24.9**
Actuarial gains/(losses)	**(16.3)**	**(2.3)**	**-**	**1.1**	**(17.5)**
Contributions by employer	**3.8**	**5.4**	**1.3**	**0.9**	**11.4**
Contributions by members	**1.7**	**-**	**-**	**-**	**1.7**
Benefits paid	**(12.7)**	**(5.1)**	**(1.4)**	**(0.9)**	**(20.1)**
Exchange adjustments	**-**	**(0.9)**	**0.1**	**-**	**(0.8)**
At 4 January 2008	**322.6**	**71.2**	**0.5**	**8.7**	**403.0**
Actual return on assets	**3.3**	**2.7**	**-**	**1.4**	**7.4**

21. Employee benefits (continued)

	2007 UK £m	2007 USA £m	2007 Europe £m	2007 Rest of World £m	2007 Total £m
Pension plans and employee benefits					
Expense recognised in the consolidated income statement					
Current service cost	**(3.0)**	**(1.7)**	**(0.7)**	**(1.1)**	**(6.5)**
Interest on defined benefit pension plan obligation	**(16.8)**	**(5.4)**	**(0.9)**	**(0.3)**	**(23.4)**
Expected return on defined benefit pension plan assets	**19.6**	**5.0**	**-**	**0.3**	**24.9**
Gain/(loss) on curtailment of United Kingdom and Italy employee benefit schemes	**(0.2)**	**-**	**0.7**	**-**	**0.5**
Total expense	**(0.4)**	**(2.1)**	**(0.9)**	**(1.1)**	**(4.5)**

The expense is recognised in the following line items in the consolidated income statement:

	2007 £m	2006 £m
Operating costs	**(5.8)**	(8.4)
Finance income	**24.9**	23.3
Finance expense	**(23.4)**	(22.1)
One-off items	**(0.2)**	11.0
	(4.5)	3.8

The curtailment loss of £0.2 million in the United Kingdom in 2007 has arisen due to a redundancy exercise in the UK announced this year. The curtailment gain in Italy of £0.7 million has occurred due to a change in legislation covering Italian pension plans.

The curtailment gain in 2006 arose from changes made to the UK pension schemes from 6 April 2006. These included the conversion of both UK Schemes from final salary to career average schemes, future increases for pensions from past service being linked to general inflation rather than salary inflation and, in addition, normal retirement being increased from 60/62 to 65 in the senior scheme. This curtailment gain is disclosed as a one-off item on the face of the income statement.

The Group has adopted the policy of recognising actuarial gains and losses immediately in the balance sheet through the statement of recognised income and expense. Cumulative actuarial losses recorded in the statement of recognised income and expense since 5 January 2004, the date of transition to Adopted IFRSs, are £30.1 million.

The fair value of the plan assets were as follows:

	2007 UK £m	2007 USA £m	2007 Europe £m	2007 Rest of World £m	2007 Total £m
Equities	**131.5**	**45.6**	**-**	**-**	**177.1**
Bonds	**170.3**	**25.4**	**-**	**-**	**195.7**
Other	**20.8**	**0.2**	**0.5**	**8.7**	**30.2**
Total	**322.6**	**71.2**	**0.5**	**8.7**	**403.0**

Principal actuarial assumptions were:

	%	%	%
Discount rate	**5.75**	**6.00**	**5.50**
Expected rate of return on plan assets - Equities	**7.75**	**8.00**	**n/a**
- Bonds	**5.00**	**5.25**	**n/a**
Salary increase	**n/a**	**3.00**	**2.75**
Inflation	**3.25**	**2.50**	**2.25**
Pensions increase	**3.25/3.40**	**n/a**	**2.25**
Mortality - post-retirement	**PA92 YOB 1958/1938 (The Morgan Pension Scheme)**	**83 GAM**	**Heubeck 2005G**
	PA92 YOB 1956/1936 (The Morgan Senior Staff Pension and Life Assurance Scheme)		

21. Employee benefits (continued)

Expected rates of return on plan assets are determined by reference to relevant indices. The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the plan's investment portfolio.

	2007 £m	2006 £m	2005 £m
Balance sheet			
Present value of defined benefit obligation	**(450.7)**	(446.1)	(466.3)
Fair value of plan assets	**403.0**	403.4	342.1
Deficit	**(47.7)**	(42.7)	(124.2)

	2007 £m	2006 £m	2005 £m
Experience gains/(losses)			
Experience losses on defined benefit obligation	**(0.2)**	(2.0)	(8.6)
Experience gains/(losses) on plan assets	**(17.5)**	7.2	26.0

	2006 UK £m	2006 USA £m	2006 Europe £m	2006 Rest of World £m	2006 Total £m
Pension plans and employee benefits					
Present value of unfunded defined benefit obligations	-	(7.9)	(19.8)	(0.3)	(28.0)
Present value of funded defined benefit obligations	(323.4)	(84.9)	(0.9)	(8.9)	(418.1)
Fair value of plan assets	326.5	69.1	0.5	7.3	403.4
Net obligations	3.1	(23.7)	(20.2)	(1.9)	(42.7)
Movements in present value of defined benefit obligation					
At 5 January 2006	(334.6)	(103.4)	(20.8)	(7.5)	(466.3)
Current service cost	(3.8)	(1.9)	(1.3)	(0.9)	(7.9)
Interest cost	(16.0)	(5.2)	(0.7)	(0.2)	(22.1)
Actuarial gains/(losses)	7.0	2.9	(0.3)	(1.6)	8.0
Benefits paid	15.1	5.0	1.1	0.8	22.0
Contributions by members	(1.7)	-	-	-	(1.7)
Past service costs	(0.4)	-	(0.1)	-	(0.5)
Curtailments and settlements	11.0	-	0.9	-	11.9
Exchange adjustments	-	9.8	0.5	0.2	10.5
At 4 January 2007	(323.4)	(92.8)	(20.7)	(9.2)	(446.1)
Movements in fair value of plan assets					
At 5 January 2006	268.4	67.8	0.5	5.4	342.1
Expected return on plan assets	18.7	4.4	-	0.2	23.3
Actuarial gains	5.1	0.5	-	1.6	7.2
Contributions by employer	47.7	7.8	2.0	0.9	58.4
Contributions by members	1.7	-	-	-	1.7
Benefits paid	(15.1)	(5.0)	(1.1)	(0.8)	(22.0)
Curtlailments and settlements	-	-	(0.9)	-	(0.9)
Exchange adjustments	-	(6.4)	-	-	(6.4)
At 4 January 2007	326.5	69.1	0.5	7.3	403.4
Actual return on assets	23.8	4.9	-	1.8	30.5

21. Employee benefits (continued)

	2006 UK £m	2006 USA £m	2006 Europe £m	2006 Rest of World £m	2006 Total £m
Expense recognised in the consolidated income statement					
Current service costs	(4.2)	(1.9)	(1.4)	(0.9)	(8.4)
Interest on defined benefit pension plan obligation	(16.0)	(5.2)	(0.7)	(0.2)	(22.1)
Expected return on defined benefit pension plan assets	18.7	4.4	-	0.2	23.3
Gain on curtailments of United Kingdom employee benefit schemes	11.0	-	-	-	11.0
Total expense/(income)	9.5	(2.7)	(2.1)	(0.9)	3.8

The fair value of the plan assets were as follows:

	2006 UK £m	2006 USA £m	2006 Europe £m	2006 Rest of World £m	2006 Total £m
Equities	107.2	48.3	-	-	155.5
Bonds	157.3	20.6	-	-	177.9
Other	62.0	0.2	0.5	7.3	70.0
Total	326.5	69.1	0.5	7.3	403.4

Principal actuarial assumptions were:

	%	%	%
Discount rate	5.25	6.00	4.50
Expected rate of return on plan assets - Equities	7.75	8.25	n/a
- Bonds	4.75	5.50	n/a
Salary increase	n/a	3.00	2.75
Inflation	3.00	2.50	2.25
Pensions increase	3.15/3.00	n/a	2.25
Mortality - post-retirement	PA 92 YOB 1958/1938 (The Morgan Pension Scheme) PA92 YOB 1956/1936 (The Morgan Senior Staff Pension and Life Assurance Scheme)	83 GAM	Heubeck 2005G

The actual liability in respect of global employee benefits will not be known until the last payments have been made. In placing a current estimate on the Company's past service benefit obligations, a number of assumptions about the future are required. For defined benefit schemes, the Directors make annual estimates and assumptions in respect of discount rates, future changes in salaries, employee turnover, inflation rates and life expectancy. In making these estimates and assumptions, the Directors consider advice provided by external advisers, such as actuaries.

Defined contribution plans

The Group operates a number of defined contribution pension plans. The total expense relating to these plans in the current year was £2.1 million (2006: £2.2 million).

Share-based payments

During 2004, the Group established a new Long Term Incentive Plan and a new Executive Share Option Scheme. Grants were also made out of the existing Morgan Executive Share Option Scheme 1995. During 2004, the Company also renewed its all-Employee Sharesave Scheme and took the opportunity to extend a similar scheme to employees in Germany. In 2006, the Group established a new Directors' Share Option Plan.

During 2005, 2006 and 2007 the Group made additional awards out of the 2004 Long-Term Incentive Plan. During 2005 and 2006 the Group made additional awards out of the 2004 Executive Share Option Scheme and during 2006 an award was made out of the Directors' Share Option Plan 2006. Also in 2005 and again in 2007, the Company granted options under the UK all-Employee Sharesave Scheme.

Additionally, equity settled share option grants and awards made under a previous Long Term Incentive Plan made prior to 7 November 2002 are outstanding. In accordance with the transitional provisions under IFRS 1, the recognition and measurement principles in IFRS 2 have not been applied to these grants.

21. Employee benefits (continued)

The terms and conditions of all awards and grants made since 7 November 2002 are as follows; all awards and option exercises are settled by physical delivery of shares:

Grant date/employees entitled	Number of instruments	Vesting conditions	Contractural life of option
Options granted to UK employees in 2007 under the Employee Sharesave Scheme 2004	856,885	Three years of service	3 years
Awards granted to senior employees in 2007 under the Long-Term Incentive Plan 2004	1,540,000	Three years of service plus satisfaction of performance criteria	3 years
Options granted to senior employees in 2006 under the Directors' Share Option Plan 2006	1,000,000	Three years of service plus satisfaction of performance criteria	10 years
Options granted to senior employees in 2006 under the Executive Share Option Scheme 2004	398,500	Three years of service plus satisfaction of performance criteria	10 years
Awards granted to senior employees in 2006 under the Long-Term Incentive Plan 2004	477,500	Three years of service plus satisfaction of performance criteria	3 years
Options granted to UK employees in 2005 under the Employee Sharesave Scheme 2004	976,614	Three years of service	3 years
Awards granted to senior employees in 2005 under the Long-Term Incentive Plan 2004	3,804,820	Three years of service plus satisfaction of performance criteria	3 years
Awards granted to senior employees in 2004 under the Long-Term Incentive Plan 2004	5,084,031	Three years of service plus satisfaction of performance criteria	3 years
Options granted to senior employees in 2005 under the Executive Share Option Scheme 2004	2,097,000	Three years of service plus satisfaction of performance criteria	10 years
Options granted to senior employees in 2004 under the Executive Share Option Scheme 2004	3,157,500	Three years of service plus satisfaction of performance criteria	10 years
Options granted to UK employees in 2004 under the Employee Sharesave Scheme 2004	521,884	Three years of service	3 years
Options granted to German employees in 2004 under German Employee Share Save Scheme 2004	516,844	Three years of service	3 years
Options granted to UK employees in 2003 under the Employee Sharesave Scheme 1995	779,421	Three years of service	3 years
Options granted to senior employees in 2004 under Executive Share Option Scheme 1995	263,000	Three years of service plus satisfaction of performance criteria	10 years
Options granted to senior employees in 2002 under Executive Share Option Scheme 1995	1,780,000	Three years of service plus satisfaction of performance criteria	10 years

Performance criteria for Long Term Incentive Plan 2004, Directors' Share Option Plan 2006 and Executive Share Option Scheme 2004

The extent to which awards will vest will depend on the Company's Total Shareholder Return ("TSR") ranking against the TSR of the other companies in the FTSE 350 measured over the performance period.

If the Company's TSR places it at the median, then 30% of the awards will vest on the third anniversary of the date of the grant.

If the Company's TSR places it at the upper quartile, then 100% of the option will vest on the third anniversary of the date of grant. Between the median and upper quartile, the option will vest on a straight-line basis. Below the median, none of the shares will vest.

From 2007 onwards, additional performance criteria have been attached to the Long Term Incentive Plan 2004 for all awards made from 2007 onwards. The TSR performance criteria referred to above now only relate to 50% of awards made. The extent to which the other 50% of these awards vest will depend on the Company's Earnings per share ("EPS") compared with the Retail Price Index ("RPI"). The full 50% will vest if over the three year performance period, the Company's EPS increases by more than the sum of the annual RPI increase and 10% per annum. If the Company's EPS increases by more than the sum of the annual RPI increase and between 4% and 10% per annum then the proportion of awards vesting will be interpolated between 15% and 50%. If the Company's EPS increases by more than the sum of the annual RPI increase and 4% per annum then 15% of the awards will vest. If the Company's EPS increases by less than the sum of the RPI increase and 4% per annum then 0% of the awards will vest.

In addition, an improvement must be shown in the Company's underlying financial performance.

Performance criteria for Executive Share Option Scheme 1995

The diluted earnings per share for the Company must grow by at least 2% per annum in excess of retail price inflation over the period of date of grant to date of vesting.

The fair values of services received are in return for awards made and share options granted. The estimate of the fair value of the services received is measured based on an appropriate model as shown in the accounting policy note (m). In the case of the Binomial Lattice model and Monte Carlo model the contractual life of the options and awards are used as an input. Expectations of early exercise are incorporated into both of these models.

21. Employee benefits (continued)

Directors' Share Option Plan 2006

There were no awards during 2007.

Long Term Incentive Plan 2004

	2007 awards
Fair value at measurement date	142.55p–254.53p
Share price	274.5p
Exercise price	n/a
Expected volatility (expressed as weighted average volatility used in the model)	40%
Option life (expressed as weighted average life used in the modelling)	3 years
Expected dividends	2.5%
Risk-free interest rate	5.8%

Executive Share Option Scheme 2004

There were no awards during 2007.

Employee Share-Save Schemes UK

	2007 awards
Fair value at measurement date	91.11p–104.72p
Share price	263.75p–300.06p
Exercise price	200.00p–249.00p
Expected volatility (expressed as weighted average volatility used in the model)	40%
Option life (expressed as weighted average life used in the modelling)	3 years
Expected dividends	2%–2.5%
Risk-free interest rate	5.8%

Employee Share-Save Schemes Germany

There were no awards during 2007.

Employee Share Option Scheme 1995

There were no awards during 2007.

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options) adjusted for any expected changes to future volatility due to publicly available information.

The number and weighted average exercise prices of share options are as follows:

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	4 January 2008	4 January 2008	4 January 2007	4 January 2007
Outstanding at the beginning of the period	94.80p	15,207,260	72.24p	17,178,934
Granted during the period	78.28p	2,396,885	189.41p	1,876,000
Forfeited during the period	104.13p	(218,492)	153.86p	(1,056,011)
Exercised during the period	57.18p	(5,558,123)	69.45p	(2,772,123)
Lasped during the period	42.12p	(23,730)	58.77p	(19,540)
Outstanding at the end of the period	99.86p	11,803,800	81.55p	15,207,260
Exercisable at the end of the period	101.54p	1,610,919	94.80p	26,597

The weighted average share price at the date of share options exercised during the period was 252.69 pence (2006: 257.76 pence).

The options outstanding at the year end have an exercise price in the range 49.42 pence to 256.00 pence and a weighted average contractual life of 2.7 years.

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted.

The estimates of the fair value of the services received is measured based on either a Monte Carlo model, a Binomial Lattice option pricing model or a Black-Scholes Merton model. The choice of model takes into account the terms and conditions upon which the options were granted.

The IFRS 2 fair value charge expensed to the income statement was £2.7 million (2006: £3.2 million).

22. Provisions

	Closure and restructuring provisions £m	Other provisions £m	Environmental provisions £m	Total £m
Balance at 5 January 2007	**11.1**	**8.5**	**2.9**	**22.5**
Provisions made during the year	**3.2**	**2.5**	**1.0**	**6.7**
Provisions used during the year	**(6.0)**	**(4.7)**	**(0.7)**	**(11.4)**
Provisions reversed during the year	**(0.6)**	**(0.7)**	**-**	**(1.3)**
Effect of movements in foreign exchange	**0.6**	**0.2**	**0.2**	**1.0**
Balance at 4 January 2008	**8.3**	**5.8**	**3.4**	**17.5**
Current	**4.8**	**5.3**	**1.7**	**11.8**
Non-current	**3.5**	**0.5**	**1.7**	**5.7**
	8.3	**5.8**	**3.4**	**17.5**

Closure and restructuring provisions are based on the Group's restructuring programmes and represent committed expenditure at the balance sheet date.

Other provisions include the settlement of the US and European class actions, together with the associated legal costs, and the possible future legal defence costs of the Group's former Chief Executive, Ian Norris, against extradition to stand trial in the United States.

Environmental provisions are for known environmental issues which the Group will rectify over the next few years. In a number of jurisdictions companies have a constructive obligation to remedy any known environmental problems.

23. Trade and other payables

	2007 £m	2006 £m
Non-current		
Non-trade payables	**3.7**	3.6
Current		
Other trade payables	**71.2**	72.1
Non-trade payables and accrued expenses	**137.3**	138.2
	208.5	210.3

24. Operating leases

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

	2007 £m	2006 £m
Less than one year	**4.9**	5.4
Between one and five years	**16.7**	18.3
More than five years	**37.6**	24.8
	59.2	48.5

Leases as lessor

The total of future minimum sub-lease income under non-cancellable sub-leases is £6.4 million (2006: £6.5 million).

25. Capital commitments

Commitments for property, plant and equipment and computer software expenditure for which no provision has been made in these accounts amounts to £3.8 million (2006: £0.5 million) for the Group.

26. Contingencies

There are contingent liabilities on bills discounted by the Group amounting to £0.4 million (2006: £0.3 million).

The Group has been subject to legal claims in the US and Canada. Settlements for the majority of these have been agreed and provided for at the amount of £1.2 million (2006: £1.6 million). The Board, having taken legal advice, are of the opinion that the remainder of these actions will not have a material impact on the Group's financial position.

In an international Group a variety of claims arise from time to time. Provision has been made in these accounts against those claims which the Directors consider meet the requirements of IAS 37 *Provisions, Contingent Liabilities and Contingent Assets* and are likely to result in significant liabilities.

27. Related parties

Identification of related parties

The Group has related party relationships with its subsidiaries (a list of Principal subsidiary undertakings is shown in note 45), its associates (see note 13) and with its Directors and executive officers.

Transactions with key management personnel

The Company has written service contracts or letters of appointment with each of its Directors, under which the Directors receive a salary or a fee and other emoluments.

The key management of the Group and parent Company consist of the Board of Directors and members of the Chief Executive Officer's Committee.

Their compensation charged in the year was:

	2007 £m	2006 £m
Short-term employee benefits	**3.8**	6.2
Pension and other post-employment costs	**0.4**	0.8
Share-based payments	**1.1**	1.4
Termination payments	**0.4**	0.8
Non-executive directors' fees and benefits	**0.3**	0.2
Total compensation of key management personnel	**6.0**	9.4

Information on executive directors' remuneration is given in the Remuneration Report on pages 50 to 59.

Transactions in connection with former Directors

During the year the Group made payments of behalf of its former Chief Executive Ian Norris of £0.8 million (2006: £1.1 million) to cover the costs of his legal defence against extradition to stand trial in the United States.

Other related party transactions

	2007 £m	2006 £m
Sales to associate	0.3	-
Interest income from associate	1.5	-

The balances with our associate are shown in note 16.

28. Accounting estimates and judgements

Management discussed with the Audit Committee the development, selection and disclosure of the Group's critical accounting policies and estimates and the application of these policies and estimates. The following accounting estimates are subject to significant uncertainty:

Provisions

Note 22 contains information about provisions. Provisions for environmental issues and settlement of litigation are judgemental by their nature. Amounts provided are the Group's best estimate of exposure based on currently available information.

Impairment of goodwill

Note 12 contains information about the assumptions relating to goodwill impairment tests.

Foreign currency exposure

Note 20 contains information about the foreign currency exposure of the Group and risks in relation to foreign exchange movements.

Pension assumptions

The principal actuarial assumptions applied to pensions are shown in note 21. The actuarial evaluation of pension assets and liabilities is based on assumptions in respect of inflation, future salary increases, discount rates, returns on investments and mortality rates. Relatively small changes in the assumptions underlying the actuarial valuations of pension schemes can have a significant impact on the net pension liability included in the balance sheet.

29. Subsequent events

Dividends

After the balance sheet date the Directors proposed a final dividend of 4.5 pence per ordinary share. The final dividend of £12.4 million has not been provided for and there are no income tax consequences.

	Note	2007 £m	2006 £m
Fixed assets			
Tangible assets	33	**2.0**	1.5
Investment in subsidiary undertakings	34	**689.6**	716.7
Other investments	35	**5.1**	0.4
		696.7	718.6
Current assets			
Debtors – due within one year	36	**56.1**	53.4
– due after one year	36	**36.2**	–
Total debtors		**92.3**	53.4
Cash at bank and in hand		**36.0**	32.5
		128.3	85.9
Creditors – amounts falling due within one year	37	**28.4**	33.8
Net current assets		**99.9**	52.1
Total assets less current liabilities		**796.6**	770.7
Creditors – amounts falling due after more than one year			
Amounts payable to subsidiary undertakings		**215.0**	336.8
Derivative financial liabilities		**0.2**	–
Borrowings	38	**74.8**	50.0
		290.0	386.8
Provisions for liabilities and charges	39	**6.8**	10.4
		296.8	397.2
Net assets		**499.8**	373.5
Capital and reserves			
Equity shareholders' funds			
Called up share capital	18	**69.1**	73.3
Share premium account	40	**85.3**	85.2
Merger reserve	40	**17.0**	91.6
Capital redemption reserve	40	**34.1**	29.9
Profit and loss account	40	**293.9**	93.1
		499.4	373.1
Non-equity shareholders' funds			
Called up share capital		**0.4**	0.4
Shareholders' funds		**499.8**	373.5

The accounts on pages 62 to 106 were approved by the Board of Directors on 19 February 2008 and were signed on its behalf by:

Mark Robertshaw
Chief Executive Officer

Kevin Dangerfield
Chief Financial Officer

30. Accounting policies

The accounting policies are set out below.

Basis of preparation

The financial statements have been prepared in accordance with applicable accounting standards, and under the historical costs accounting rules.

Under Section 230(4) of the Companies Act 1985 the Company is exempt from the requirement to present its own profit and loss account.

Under FRS 1 *Cash flow statements* the Company is exempt from the requirement to prepare a cash flow statement on the grounds that the cash flows of the Company are included within the published consolidated financial statement.

Fixed assets and depreciation

Depreciation is provided to write-off the cost less the estimated residual value of tangible fixed assets by equal instalments over their estimated useful economic lives as follows:

Buildings	–	50 years
Motor vehicles	–	3 years
Fixtures	–	10–20 years
Computer software	–	3–6 years

Foreign currency

Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the contracted rate or the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the profit and loss account.

Leases

Rentals payable under operating leases are charged in the profit and loss account on a straight-line basis over the lease term.

Post retirement benefits

The Company participates in a Groupwide pension scheme providing benefits based on career average pensionable pay. The assets of the scheme are held separately from those of the Company. The Company is unable to identify its share of the underlying assets and liabilities of the scheme on a consistent and reasonable basis and therefore, as required by FRS 17 *Retirement Benefits*, accounts for the scheme as if it were a defined contribution scheme. As a result, the amount charged to the profit and loss account represents the contributions payable to the scheme in respect of the accounting period. Refer to note 42 for the additional disclosures required by FRS 17.

Taxation

The charge for taxation is based on the result for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19 *Deferred Tax*.

Classification of financial instruments issued by the Company

Following the adoption of FRS 25, financial instruments issued by the Company are treated as equity (i.e. forming part of shareholders' funds) only to the extent that they meet the following two conditions:

a) They include no contractual obligations upon the Company to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party under conditions that are potentially unfavourable to the Company; and

b) where the instrument will or may be settled in the Company's own equity instruments, it is either a non-derivative that includes no obligation to deliver a variable number of the Company's own equity instruments or is a derivative that will be settled by the Company exchanging a fixed amount of cash or other financial assets for a fixed number of its own equity instruments.

To the extent that this definition is not met, the proceeds of issue are classified as a financial liability. Where the instrument so classified takes the legal form of the Company's own shares, the amounts presented in these financial statements for called up share capital and share premium account exclude amounts in relation to those shares.

Finance payments associated with financial liabilities are dealt with as part of interest payable and similar charges. Finance payments associated with financial instruments that are classified as part of shareholders' funds (see dividend policy), are dealt with as appropriations in the reconciliation of movements in shareholders' funds.

Hedging instruments and hedged items are accounted for separately in the balance sheet. Gains and losses on both are included in profit for the year when they arise (fair value hedges) or when the hedged transaction occurs having first recorded those on the hedging instrument in equity (cash flow hedges, to the extent effective).

30. Accounting policies (continued)

Certain financial assets and liabilities have been designated as fair value through profit or loss and are recognised in the balance sheet at fair value. Changes in the fair value of such instruments during the year were recognised immediately in the profit and loss account.

Own shares held by ESOP trust

The Group-sponsored ESOP trust's purchase of shares in the Company are debited directly to equity.

Share-based payments

The share option programme allows employees to acquire shares of the Company. The fair value of options granted after 7 November 2002 and those not yet vested as at 4 January 2005 is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employee becomes unconditionally entitled to the options. The fair value of the options granted is measured using an option pricing model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to share prices not achieving the threshold for vesting. For details of share-based payments made and the assumptions used in measuring the fair value see note 21.

Dividends on shares presented within shareholders' funds

Dividends unpaid at the balance sheet date are only recognised as a liability at that date to the extent that they are appropriately authorised and are no longer at the discretion of the Company. Unpaid dividends that do not meet these criteria are disclosed in the notes to the financial statements.

Financial guarantee contracts

Where the Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within its group, the Company considers these to be insurance arrangements, and accounts for them as such. In this respect, the Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee.

31. Staff numbers and costs

The average number of persons employed by the Company (including Directors) during the year, analysed by category, was as follows:

	Number of employees	
	2007	2006
Directors and head office staff	**21**	25
Global business units' staff	**15**	13
	36	38

The majority of the Directors and head office staff devote a proportion of their time to global business duties. Of the 21 Directors and head office staff, the average number who spent all or the remainder of their time on corporate duties was seven (2006: eight) as shown in note 6.

The aggregate payroll costs of these persons were as follows:

	2007 £m	2006 £m
Wages and salaries	**7.4**	7.0
Share-based payments (see note 21)	**2.7**	3.2
Social security costs	**0.6**	0.6
Other pension costs	**1.1**	1.2
Total overhead employee cost	**11.8**	12.0

32. Dividends

Dividends payable for the First and Second Preference shares were £11,244 (2006: £22,490) of which £11,244 (2006: £22,490) was outstanding at the balance sheet date.

For proposed ordinary dividends see the consolidated income statement on page 62.

33. Tangible assets

	Plant, equipment and fixtures £m
Cost	
At 5 January 2007	**2.4**
Additions	**0.9**
At 4 January 2008	**3.3**
Aggregate depreciation	
At 5 January 2007	**0.9**
Amount provided for in the year	**0.4**
At 4 January 2008	**1.3**
Net book amounts at 4 January 2008	**2.0**
Net book amounts at 4 January 2007	1.5

34. Investment in subsidiary undertakings

	Shares £m	Loans £m	Total £m
Cost			
At 5 January 2007	**583.0**	**245.0**	**828.0**
Additions	**13.4**	**21.6**	**35.0**
Less: disposals/loan repayments/liquidations	**(81.4)**	**(44.3)**	**(125.7)**
At 4 January 2008	**515.0**	**222.3**	**737.3**
Amounts provided			
At 5 January 2007	**107.6**	**3.7**	**111.3**
Provided/(Released) in the year	**(63.6)**	**-**	**(63.6)**
At 4 January 2008	**44.0**	**3.7**	**47.7**
Net book amounts at 4 January 2008	**471.0**	**218.6**	**689.6**
Net book amounts at 4 January 2007	475.4	241.3	716.7

A list of principal subsidiary undertakings is shown in note 45.

35. Other investments

	£m
At 5 January 2007	**0.4**
Additions - investment in and share of profit of associate	**5.1**
Transferred to investments in subsidiary undertakings	**(0.4)**
At 4 January 2008	**5.1**

36. Debtors

	2007 £m	2006 £m
Due within one year:		
Trade debtors	**-**	0.7
Other debtors	**1.0**	0.5
Interest receivable	**1.5**	-
Derivative financial assets	**1.0**	-
Taxation	**-**	0.7
Prepayments and accrued income	**1.4**	0.8
Amounts receivable from subsidiary undertakings	**51.2**	50.7
	56.1	53.4
Due after one year:		
Loan to associate	**36.0**	-
Derivative financial assets	**0.2**	-
	36.2	-

37. Creditors - amounts falling due within one year

	2007 £m	2006 £m
Due within one year:		
Bank overdrafts	**5.7**	8.2
Trade creditors	**3.5**	4.7
Amounts payable to subsidiary undertakings	**5.3**	2.6
Other creditors, including social security	**1.7**	3.0
Accruals and deferred income	**11.2**	10.9
Interim dividends	**-**	4.4
Derivative financial liabilities	**1.0**	-
	28.4	33.8

38. Borrowings

	2007 £m	2006 £m
Bank and other loans	**74.8**	50.0
Bank overdrafts	**5.7**	8.2
	80.5	58.2
Less: amount repayable within one year included within current liabilities	**(5.7)**	(8.2)
Total repayable after more than one year	**74.8**	50.0

39. Provisions for liabilities and charges

	Closure and restructuring provisions £m	Other provisions £m	Environmental provisions £m	Total £m
At 5 January 2007	**3.6**	**4.8**	**2.0**	**10.4**
Provided in the year	**0.5**	**1.2**	**0.7**	**2.4**
Utilised in the year	**(1.2)**	**(3.7)**	**(1.1)**	**(6.0)**
At 4 January 2008	**2.9**	**2.3**	**1.6**	**6.8**

Closure and restructuring provisions relate mainly to an onerous lease provision for Morgan House, the Company's previous registered address.

Other provisions include the settlement of the US and European class actions, together with the associated legal costs, and the possible future legal defence costs of the Group's former Chief Executive, Ian Norris, against extradition to stand trial in the United States.

Environmental provisions are for known environmental issues which the Company will rectify over the next few years. The Company has a constructive obligation to remedy any known environmental problems.

The deferred taxation provision is analysed as follows:

	2007 £m	2006 £m
United Kingdom:		
Accelerated capital allowances	-	3.9
Other timing differences	-	(3.9)
	-	-

40. Share premium and reserves

	Share premium £m	Merger reserve £m	Capital redemption reserve £m	Profit and loss account £m
At 5 January 2007	**85.2**	**91.6**	**29.9**	**93.1**
Charges in relation to share-based payments for the year	-	-	-	**2.7**
Premium on share issues, less expenses	**0.1**	-	-	-
Purchase of shares for share incentive schemes	-	-	-	**(1.5)**
Share buy-back	-	-	**4.2**	**(47.5)**
Transfer between reserves	-	**(74.6)**	-	**74.6**
Retained profit for the year	-	-	-	**172.5**
	85.3	**17.0**	**34.1**	**293.9**

In prior years the increase in equity that corresponds to the share-based payments charge for the Group's various share option incentive schemes was recognised as a separate component of equity in the share-based payment reserve. In 2007 the share-based payment reserve was combined with the profit and loss account. The prior year reserves were restated accordingly.

During the year shares with a nominal value of £0.3 million were purchased to satisfy awards granted under the Long-Term Incentive Plans (LTIP). These have been recognised as a deduction from shareholders' funds. The shares are held in a trust administered by Bermuda Trust (Jersey) Limited and are distributed by them in a discretionary settlement governed by the rules of the 2004 and 2005 LTIP and the Trust deed dated 1 March 1996.

The total number of own shares held by the Trust at 4 January 2008 is 5,876,880 (2006: 10,182,157) and at that date had a market value of £11,724,376 (2006: £26,906,350).

A Special Resolution to cancel the Share Premium Account was passed at the Annual General Meeting of the Company held on 11 June 1993. This cancellation was confirmed by an Order of the High Court of Justice, Chancery Division, on 14 July 1993. The amount of £88.9 million standing to the credit of the Share Premium Account on 14 July 1993 was transferred to the Special reserve against which goodwill on consolidation can be written-off. This reserve, together with the amounts standing to the credit of the Share Premium Account on 12 October 1990 of £71.5 million, on 19 June 1987 of £38.9 million and on 27 July 1989 of £12.3 million which were transferred following previous Orders of the High Court, becomes distributable to the extent of subsequent increases in issued share capital and Share Premium Account.

The transfer from the merger reserve to the profit and loss account is in respect of entities disposed of in prior years.

The amount of reserves of The Morgan Crucible Company plc that may not be distributed under Section 264(3) of the Companies Act 1985 is £138.1 million (2006: £208.4 million).

41. Leasing commitments

Operating lease commitments during the next year, for which no provision has been made in these accounts, are:

	Land and buildings 2007 £m	2006 £m
Between one and five years	**0.2**	0.2
More than five years	**0.8**	0.8
	1.0	1.0

42. Pension costs

The Morgan Pension Scheme and The Morgan Senior Staff Pension and Life Assurance Scheme

The Company participates in two defined benefit schemes in the UK. The assets of these schemes are held in separate trustee administered funds, The Morgan Pension Scheme ("MPS") and The Morgan Group Senior Staff Pension and Life Assurance Scheme ("SSS"). Given that the Company is unable to identify its share of the scheme assets and liabilities on a consistent and reasonable basis, as permitted by FRS 17 *Retirement Benefits*, the schemes have been accounted for in these financial statements as if they were defined contribution schemes.

The latest actuarial valuations of the "MPS" and the "SSS" were carried out as at 6 April 2004 and 1 April 2004 respectively, and updated for FRS 17 purposes to 31 December 2007 by a qualified independent actuary. The results for these schemes in respect of the Group are shown below:

Assumptions:	2007 %	2006 %
RPI inflation	**3.25**	3.00
Discount rate	**5.75**	5.25
Pension increases in payment	**3.25/3.40**	3.15/3.00
General salary increases	**n/a**	n/a

The assets in the scheme and the expected rates of return were:

Asset distribution and balance sheet reconciliation:	2007 Expected return %	2007 £m	2006 Expected return %	2006 £m
Equities	**7.8**	**132.2**	7.8	107.8
Bonds	**5.8**	**171.2**	5.3	30.2
Gilts	**4.3**	**-**	4.3	127.9
Property	**6.3**	**17.0**	6.3	33.7
Other	**4.3/4.7**	**4.0**	4.3	29.9
Total market value of assets		**324.4**		329.5
Present value of liability		**(324.9)**		(323.4)
Surplus/(deficit) in the scheme		**(0.5)**		6.1
Related deferred tax liability at 30%		**0.1**		(1.8)
		(0.4)		4.3
Employer contributions due within one year		**(0.2)**		(1.3)

The contribution for the year was £5.6 million (2006: £48.1 million).

43. Contingent liabilities

Where the Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within its Group, the Company considers these to be insurance arrangements, and accounts for them as such. In this respect, the Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee.

There are no other contingent liabilities in the Company as at 4 January 2008.

44. Related parties

The Directors have reviewed transactions with related parties (as defined in FRS 8 *Related Party Disclosures*) and have concluded that there are no material transactions which require disclosure which have not been acknowledged elsewhere in the Annual Report and Accounts.

45. Principal subsidiary undertakings

	Country of incorporation and principal place of business
Carbon companies	
Morganite Electrical Carbon Limited	England
*Morgan Rekofa GmbH	Germany
*Morgan Carbon Italia s.r.l.	Italy
*Morganite Luxembourg S.A.	Luxembourg
*National Electrical Carbon B.V.	Netherlands
*Morganite South Africa Pty. Limited	South Africa
Morgan Company Limited (92.8% interest)	South Korea
*Morgan Advanced Materials and Technology Inc.	USA
*National Electrical Carbon Products Inc.	USA
*Graphite Die Mold	USA
Shanghai Morgan Carbon Co Limited (70% interest)	China
Ceramics companies	
Carbo San Luis (69% interest)	Argentina
Morganite Brasil Limitada	Brazil
Shanghai Morgan Matroc Technical Ceramics Company Limited (90% interest)	China
Dalian Morgan Refractories Limited (70% interest)	China
Morgan Advanced Ceramics Limited	England
Morgan Electro Ceramics Limited	England
Morganite Crucible Limited	England
Thermal Ceramics UK Limited	England
*Thermal Ceramics S.A.	France
*Carl Nolte Söhne GmbH	Germany
*Thermal Ceramics Deutschland GmbH & Co. K.G.	Germany
*W Haldenwanger Technische Keramik GmbH & Co. K.G	Germany
Wesgo Ceramics GmbH	Germany
Murugappa Morgan Thermal Ceramics Limited (51% interest)	India
*Thermal Ceramics Italiana s.r.l.	Italy
Shinnika Thermal Ceramics Corporation (50% interest)	Japan
Grupo Industrial Morgan S.A. de C.V.	Mexico
*Thermal Ceramics South Africa Pty. Limited	South Africa
*Morgan Advanced Ceramics Inc.	USA
*Thermal Ceramics Inc.	USA
Other subsidiary undertakings	
*Morganite Canada Corporation	Canada
Morganite Industries Inc.	USA
*Morganite Australia Pty Limited	Australia

100% ownership of ordinary share capital, unless otherwise stated.

* Denotes companies some or all of whose shares are owned by a subsidiary.

46. Company reconciliation of movements in shareholders' funds

for the year ended 4 January 2008

	2007 £m	2006 £m
Retained profit/(loss) for the financial year	**172.5**	(58.6)
Purchase of shares for share incentive schemes	**(1.5)**	(18.9)
Charge in relation to share-based payments	**2.7**	3.2
New share capital subscribed (net of issue costs)	**0.1**	0.3
Share buy-back	**(47.5)**	(1.7)
Net increase/(decrease) in shareholders' funds	**126.3**	(75.7)
Opening shareholders' funds	**373.5**	449.2
Closing shareholders' funds	**499.8**	373.5

GROUP STATISTICAL INFORMATION

UNDER UK GAAP

	2003 Restated* £m
Turnover	849.6
Operating profit before goodwill amortisation and operating exceptionals	42.6
Operating loss before goodwill amortisation	(24.7)
Goodwill amortisation	(7.5)
Group operating loss	(32.2)
Corporate exceptional items	(30.1)
Net finance charges and similar items	(15.7)
Loss on ordinary activities before taxation	(78.0)
Taxation	2.4
Loss on ordinary activities after taxation	(75.6)
Minority interests and preference dividends	(2.6)
Loss attributable to the ordinary shareholders and for the period	(78.2)
Assets employed	
Goodwill	112.2
Tangible fixed assets	386.3
Investments	5.6
Net current assets	143.0
Total assets less current liabilities	647.1
Term loans and exchangeable redeemable preference shares	230.6
Provisions and other items	156.7
	259.8
Financed by	
Shareholders' funds	249.5
Minority interest	10.3
	259.8
Earnings/(loss) per share	
- basic	(31.9p)
- basic before goodwill amortisation	(28.9p)
- diluted	(31.9p)
- underlying	6.0p
- underlying before goodwill amortisation	9.1p

*The Group has complied with UITF Abstract 38 *Accounting for ESOP trusts*. This has resulted in the reclassification of own shares held in employee trusts from investments to shareholders' funds and has been accounted for as a prior year adjustment, £0.7 million. In addition, a prior year adjustment has been made to restate the results for the impact of the Rights issue during 2004.

GROUP STATISTICAL INFORMATION

UNDER ADOPTED IFRSs

	2004 £m	2005 £m	2006 £m	2007 £m
Revenue	795.9	745.7	677.8	**693.2**
Profit from operations before one-off items	55.8	66.0	73.7	**86.5**
One-off items:				
Restructuring costs and costs associated with settlement of prior period anti-trust litigation	(58.7)	(32.0)	(27.7)	**(9.0)**
Gain on curtailment of United Kingdom employee benefit schemes	-	-	11.0	**-**
Terminated bid approach costs	-	-	(2.1)	**-**
Profit/(loss) on disposal of property	(3.8)	(0.4)	0.3	**(0.2)**
Operating profit/(loss)	(6.7)	33.6	55.2	**77.3**
Net financing costs	(16.1)	(13.1)	(3.4)	**(5.5)**
Loss on disposal of businesses	(8.2)	(0.1)	(1.5)	**(0.3)**
Share of profit of associate (net of income tax)	-	-	-	**0.2**
Profit/(loss) before taxation	(31.0)	20.4	50.3	**71.7**
Income tax expense	(2.5)	(8.8)	(10.6)	**(15.2)**
Profit/(loss) after taxation but before gains/(loss) on sale of discontinued operations	(33.5)	11.6	39.7	**56.5**
Gain/(loss) on sale of discontinued operations, net of tax	(26.7)	42.6	-	**-**
Profit/(loss) for the period	(60.2)	54.2	39.7	**56.5**
Assets employed				
Property, plant and equipment	319.8	235.3	230.2	**246.6**
Intangible assets	107.1	46.6	66.4	**69.8**
Investments and other receivables	9.1	6.4	8.4	**49.5**
Deferred tax assets	31.2	27.4	28.8	**25.8**
Net current assets	54.3	94.2	44.0	**74.4**
Total assets less current liabilities	521.5	409.9	377.8	**466.1**
Employee benefits	183.0	124.2	42.7	**47.7**
Provisions and other items	143.3	61.9	103.6	**202.9**
Deferred tax liabilities	42.1	28.1	28.4	**19.2**
	153.1	195.7	203.1	**196.3**
Equity				
Total equity attributable to equity holders of the parent company	142.4	182.3	186.7	**176.2**
Minority interest	10.7	13.4	16.4	**20.1**
Total equity	153.1	195.7	203.1	**196.3**
Ordinary dividends per share	-	2.5p	4.5p	**6.75p**
Earnings/(loss) per share				
- basic	(22.2p)	18.1p	12.9p	**19.1p**
- diluted	(22.2p)	17.2p	12.3p	**18.5p**
- before one-off items	10.0p	13.1p	17.9p	**22.3p**
- diluted before one-off items	9.8p	12.5p	17.2p	**21.7p**

This Report and Accounts is printed on Sovereign silk and Kaskad peacock blue, which are totally chlorine free (TCF) papers.

Both the paper mill and printer involved in the production support the growth of responsible forest management and are both accredited to ISO14001 which specifies a process for continuous environmental improvement.

If you have finished reading this report and no longer wish to retain it, please pass it on to other interested readers, return it to Morgan Crucible or dispose of it in your recycled paper waste. Thank you.

This annual report is available at www.morgancrucible.com

Designed and produced by Radley Yeldar (London)

THE MORGAN CRUCIBLE COMPANY PLC
QUADRANT, 55-57 HIGH STREET, WINDSOR BERKSHIRE SL4 1LP
TEL: +44 (0)1753 837000 FAX: +44 (0)1753 837008

Morgan Crucible

In the event that your shareholding in The Morgan Crucible Company plc has been sold or transferred at the date of this letter, we request that you kindly forward this letter to the person through whom the sale or transfer was conducted for transmission to the purchaser or transferee.

11th March 2008

Dear Shareholder

Notice of Availability of Annual Report and Accounts on Website

You may recall that on 6th November 2007 the Company wrote to all shareholders asking them to confirm, by completing and returning a slip attached to the letter, if they wished to continue to receive certain shareholder communications from the Company in paper copy. Shareholders who did not return the slip were considered to have consented to receive such communications from the Company electronically.

Please accept this letter therefore as notification that the Company's Annual Report and Accounts for the year ended 4th January 2008 has now been published on the Company's website at **www.morgancrucible.com** in the 'Investors' section. You can view the Annual Report and Accounts online directly from your screen.

The Annual Report and Accounts will remain on this website until the Annual Report and Accounts for the following year are made available.

If you wish to receive a paper copy of the Annual Report and Accounts, or if you wish to revoke your consent to receive certain shareholder communications electronically, then please contact the Company's registrars, Capita Registrars, at The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4BR (tel. 0871 664 0387 - calls cost 10p per minute plus network extras - or from overseas +44 208 639 3408).

The Company's Annual General Meeting will be held at 11.00 a.m. on Friday, 18th April 2008 at the Oakley Court Hotel, Windsor Road, Water Oakley, Windsor, Berkshire SL4 5UR. Please find enclosed the Notice of Annual General Meeting and your personalised proxy-voting card for this meeting.

We would like to take this opportunity to thank you for having consented to receive the Company's Annual Report and Accounts via the Company's website rather than in hard copy form, as this will contribute to cost savings for the Company and will minimise unnecessary paper usage.

Yours faithfully

Tim Stevenson
Chairman

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

THIS DOCUMENT IS IMPORTANT AND NEEDS YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take with regard to this document, you are recommended to seek your own personal financial advice from your stockbroker, solicitor, accountant or other professional independent adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your shares in The Morgan Crucible Company plc you should send this document, together with the accompanying proxy form(s), to the purchaser or transferee or to the stockbroker, bank or other agent through whom you made the sale or transfer for transmission to the purchaser or transferee.

Morgan

The Morgan Crucible Company plc

Notice of Annual General Meeting 2008

A letter from the Chairman of The Morgan Crucible Company plc is set out on pages 2 to 6 of this document.

The Notice of the Annual General Meeting is set out on pages 7 and 8 of this document.

To be valid, forms of proxy for use at the Meeting should be completed in accordance with the instructions printed thereon and returned to the Company's Registrars as soon as possible, but in any event so as to be received no later than 11.00 am on 16th April 2008.

(Registered in England No. 286773)

Registered Office:
Quadrant
55-57 High Street
Windsor
Berkshire
SL4 1LP

11th March 2008

To holders of ordinary shares and for information only to holders of 5.5 per cent Cumulative First Preference shares and 5.0 per cent Cumulative Second Preference shares.

Dear Shareholder,

THE ANNUAL GENERAL MEETING

Following the format of recent annual general meetings, our Chief Executive Officer, Mark Robertshaw, will be providing attendees with a presentation for 15 minutes or so on the business of the Group and its performance over the last 12 months. This will give shareholders the opportunity to ask questions relating to the business before moving into the formalities of the Annual General Meeting which must be considered in accordance with the various obligations under which companies such as ours are required to operate. We shall be starting the Meeting at 11.00 am on Friday 18th April 2008 at the Oakley Court Hotel, Windsor Road, Water Oakley, Windsor, Berkshire SL4 5UR to transact the ordinary and special business of the Meeting.

Notice of the Annual General Meeting can be found on pages 7 and 8 of this document. The ordinary business to be proposed includes the declaration of a final dividend and the election and re-election of certain Directors of the Company. The special business to be proposed is also set out in the Notice of Annual General Meeting and includes the adoption of a new executive share plan, the renewal of the Directors' authority to allot shares, the disapplication of pre-emption rights in certain circumstances, the approval to buy back the Company's ordinary shares in the market and the amendment to the Company's Articles of Association. The resolutions dealing with both the ordinary and special business are set out in the Notice of the Annual General Meeting.

Only shareholders holding ordinary shares or their proxies may vote at the Annual General Meeting.

A form of proxy in respect of your shareholding is enclosed with this letter. You are requested to complete all forms of proxy and return them to the Company's Registrars, **Capita Registrars (Proxies), PO Box 25, Beckenham, Kent BR3 4BR, so as to arrive no later than 11.00 am on 16th April 2008.** Completion and return of a form of proxy will not preclude a shareholder from attending and voting at the Meeting.

These notes are intended to explain the Directors' recommendation for the payment of a final dividend in respect of 2007, the election and re-election of certain Directors of the Company and the special business to be transacted at the Annual General Meeting.

Ordinary Resolution 3

The Directors are recommending the payment of a final dividend of 4.5p per share on the ordinary shares in respect of the year ended 4th January 2008 which, if approved by shareholders, will be payable on 30th June 2008 to shareholders on the register at the close of business on 30th May 2008. The Company has a Dividend Re-Investment Plan ("DRIP"), administered by Capita Registrars, which enables shareholders to re-invest their cash dividend in existing shares in the Company. If you are not currently registered for the DRIP and wish to participate, you should contact Capita Registrars at The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4BR (0871 664 0300 (calls cost 10p per minute plus network extras)).

Ordinary Resolutions 4, 5, 6 and 7

Re-appointment and re-election of Directors

In accordance with the Company's Articles of Association, any Director newly appointed by the Board is required to retire and submit themselves for re-appointment at the first annual general meeting following their appointment. Thereafter, every Director must seek re-election once every three years. Accordingly, the Directors are seeking your approval in Resolution 4 to re-appoint Mr Andrew Given as a Director of the Company, who has been appointed to the Board since the last annual general meeting. Mr Mark Robertshaw, Mr Martin Flower and Mr Simon Heale have served the longest since last being re-elected and accordingly, the Directors are seeking your approval in Resolutions 5, 6 and 7 to their re-election.

Biographies of the Directors seeking re-appointment and re-election are set out below. All of them have wide business knowledge and all bring valuable skills and experience to the Board. Following formal performance evaluation, the Nomination Committee believes that all of them continue to be effective and demonstrate commitment to the role.

Mr Andrew Given joined the Board and became a non-executive Director on 7th December 2007 and therefore offers himself for re-appointment. He is currently senior non-executive director and Chair of the Audit Committee at VT Group plc and was recently the senior independent director and Chair of the Audit Committee of Spectris plc. He was also a non-executive director and Chair of the Audit Committee of Spirent plc. He was previously Deputy Chief Executive of Logica plc and held senior management positions in Plessey and Nortel Networks.

Mr Mark Robertshaw was appointed to the Board in 2004 as Chief Financial Officer and was re-elected at the 2005 annual general meeting and accordingly offers himself for re-election at this Annual General Meeting. He became Chief Operating Officer in February 2006 and Chief Executive Officer in August 2006. Before joining the Company, Mark was Chief Financial Officer of Gartmore Investment Management plc from 2000 to 2004. He has also worked for NatWest Group and prior to this, he spent nine years as a management consultant with Marakon Associates. Mark is also a non-executive director of Rathbone Brothers plc.

Mr Martin Flower joined the Board and was appointed as a non-executive Director in 2004 and was re-elected at the 2005 annual general meeting and therefore offers himself for re-election at this Annual General Meeting. Martin is Chairman of Croda International Plc and of Alpha Group Plc and is a non-executive director of Low & Bonar PLC. Martin recently became a non-executive director of Autogrill Group Inc. He held a variety of senior management positions with Coats plc between 1968 and 2004 and he was Group Chief Executive of this Company and Chairman of the Board from 2001 to 2004.

Mr Simon Heale joined the Board and was appointed as a non-executive Director in 2005 and was re-elected at the 2005 annual general meeting. He therefore offers himself for re-election at this Annual General Meeting. Simon was appointed Chairman of the Remuneration Committee in December 2005. He is Chief Executive of China Now and a non-executive director of Kazakhmys plc and of Panmure Gordon and Co. Simon also recently became a non-executive director of Marex Group and PZ Cussons plc. He qualified as an accountant in 1978 with Price Waterhouse and has had extensive experience in the Far East having held senior positions with the Swire Group in Japan and Hong Kong. Simon was Chief Executive of the London Metal Exchange until October 2006.

Special Business

Ordinary Resolution 10

Adoption of the Morgan Crucible Bonus Deferral Share Matching Plan
Resolution 10 seeks shareholder approval for the Morgan Crucible Bonus Deferral Share Matching Plan (the "Plan"), which has recently been approved by the Remuneration Committee.

The Company's continuing success is critically dependent on its ability to recruit and retain able management and to ensure that its performance related awards are competitive. During the year, the Remuneration Committee undertook a review of the Company's incentive arrangements to assess whether they continue to be appropriate as the Company enters into the next stage of its development. The key objectives of the review were to ensure that our incentive arrangements provide a direct link between individual reward and returns to shareholders, encourage individuals to invest in Company shares and reward individuals appropriately where truly stretching performance has been achieved.

The purpose of the Plan is to provide a more leveraged arrangement for our senior management team by giving them an opportunity to invest a proportion of their annual bonus in ordinary shares and to receive matching shares where a stretching EPS performance condition is met over a three year performance period. It is anticipated that around 40 executives (including executive Directors) will participate in the Plan this year, which will run alongside the existing Long Term Incentive Plan.

The proposed performance condition is in line with and supports the Company's overall remuneration strategy. Maximum vesting of matching shares will require 15% per annum growth in earnings per share ahead of inflation, which the Remuneration Committee considers to be very demanding. However, the Remuneration Committee will keep this condition under review to ensure that it continues to be appropriately stretching over the life of the Plan.

Further information on the Plan is set out in the Appendix to this document.

Ordinary Resolution 11

Authority to allot shares
The Directors currently have an authority to allot equity securities which is due to lapse at the forthcoming Annual General Meeting. The Board is seeking to renew that authority over a maximum of 90,050,000 ordinary shares having an aggregate nominal amount of £22,512,500 representing just less than one third of the issued ordinary share capital of the Company as at 7th March 2008. If shares already reserved for issue are omitted from the calculation, then the authority would represent approximately 28.98% of the Company's issued ordinary share capital as at that date. The authority will lapse 15 months from the passing of the resolution or at the next annual general meeting, whichever shall first occur. The Directors may issue new ordinary shares on the exercise of options and the issue of shares pursuant to the Company's various employee share schemes and, as necessary, as consideration for the acquisition of companies or businesses. The authority sought under Ordinary Resolution 11 is standard for most UK companies each year. The Directors have no present intention to issue any shares under the authority being sought except in connection with the Company's employee share schemes. The Company holds no treasury shares.

Special Resolution 12

Disapplication of pre-emption rights
This resolution gives authority to the Board to allot ordinary shares for cash other than to existing shareholders in proportion to their existing holdings for a period not exceeding 15 months from the date of the passing of the resolution or until the next annual general meeting, whichever shall first occur. The authority would be limited to 13,508,560 new ordinary shares having an aggregate nominal amount of £3,377,140 representing just less than 5% of the Company's issued ordinary share capital as at 7th March 2008. The authority sought under Special Resolution 12 is standard for most UK companies each year. The Directors have no present intention to allot any shares under the authority being sought except in connection with the Company's employee share schemes.

Special Resolution 13

Purchase of ordinary shares in the market
The Directors are seeking to renew shareholder approval to enable the Company to purchase some of the Company's ordinary shares in the market. This approval was also secured at the annual general meeting held last year. The Directors would only exercise this authority if they were satisfied that a purchase would increase earnings per share and would be in the interests of members generally. The Directors have no current intention to use this authority in respect of any particular shares held by any particular shareholder.

The proposed authority will be limited by the terms of the Special Resolution to the purchase of up to 27,017,127 ordinary shares, which represents just less than 10% of the issued ordinary share capital as at 7 March 2008. The minimum price payable per share (exclusive of expenses) would be its nominal amount (this being 25p) and the maximum price (exclusive of expenses) would be the higher of: (i) five per cent above the average of the middle market quotation of the ordinary shares, derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding any purchase; and (ii) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading System.

Any such purchases would be made on the market and would be paid for out of distributable profits. Shares purchased would either be cancelled or held as treasury shares. The authorised ordinary share capital figure would remain unaffected.

As at 7th March 2008 there were outstanding options and awards under the Company's employee share schemes to subscribe for 11,740,241 ordinary shares which represents 4.35% of the issued ordinary share capital of the Company as at that date. In the event that the Directors do exercise this authority in full, the outstanding options to subscribe for ordinary shares would represent 4.83% of the issued ordinary share capital of the Company as at that same date.

Details of any shares purchased pursuant to the proposed authority will be notified to a Regulatory Information Service as soon as possible and in any event by 7.30 am on the business day following the purchase and the Registrar of Companies will be so notified within 28 days. Details will also be included in the Company's Annual Report in respect of the financial period in which any purchases take place.

The authority set out in this Special Resolution would expire 15 months from the date of the passing of the Resolution or at the next annual general meeting, whichever shall first occur.

Special Resolutions 14 and 15

Amendments to the Articles of Association of the Company

The Companies Act 2006 (the "2006 Act") received Royal Assent in November 2006. The 2006 Act represents a major reform of UK companies' legislation. Some provisions of the 2006 Act are already in force with further provisions currently scheduled to be implemented in April 2008 and October 2008. In addition, the UK Government has recently announced that certain key sections of the 2006 Act are now unlikely to be implemented before October 2009. It is proposed that, at this year's Annual General Meeting, the Company amends its Articles of Association to reflect certain changes in the law governing electronic communications, Directors' age limits and Directors' conflicts of interest which have or will come into force as a result of the 2006 Act.

Over the coming year, the Company (in conjunction with its legal advisers) intends to conduct a further review of the Articles, incorporating further changes that are likely to be necessary or desirable following the full implementation of the 2006 Act. Any proposed amendments will be put to shareholders at the 2009 annual general meeting and, to the extent necessary, at any subsequent annual general meetings of the Company. Copies of the current and proposed Articles (showing the changes to be made pursuant to Resolutions 14 and 15 (and comparison documents showing all the changes to the Articles proposed at this Annual General Meeting)) are available for inspection during normal business hours at the registered office of the Company until the date of the Annual General Meeting or upon request from the Company Secretary. Copies will also be available at least 15 minutes prior to and during the Annual General Meeting. The material differences between the current and the proposed Articles are summarised below. Changes of a minor, conforming or purely technical nature have not been mentioned specifically.

Special Resolution 14

Provisions relating to electronic communications

The 2006 Act contains provisions relating to electronic and/or website communications between companies and their shareholders. These provisions enable companies to use electronic communications as the "default" method of communication with shareholders by placing documents or information on a website unless shareholders specifically elect to receive hard copies of such documents or information. The Company took advantage of these provisions by passing a resolution on 20th April 2007 authorising the use of a website to send or supply documents and by sending a letter to all shareholders on 6th November 2007 to ask them individually to exercise their choice as to whether they wished to continue to receive documents or information in hard copy form or via the Company's website. The request explained that, if the Company did not receive a response by 4th December 2007, the shareholder would be taken to have agreed to receive documents or information via the Company's website. Even if a shareholder failed to respond, and is taken to have agreed to website publication, he or she can ask for a hard copy of any document or information from the Company at any time. The Company will send the copy within 21 days of receiving the request. The Company will send a notification to shareholders to alert them to the publication of the relevant document or information when it is made available on the website. Shareholders may choose to receive this notification in hard copy or electronic form. The arrangements are expected to save considerable administrative, printing and postage costs, while preserving shareholders' rights to receive hard copy documents or information if they wish. The Company now intends to amend its Articles to reflect these electronic communication provisions of the 2006 Act.

Age limit for Directors

The current Articles contain a paragraph requiring a Director to retire from office when he has reached the age of 70. The Company now intends to amend its Articles to remove this paragraph as a consequence of the provisions of the 2006 Act and new age discrimination legislation.

Special Resolution 15

Provisions relating to conflicts of interest

The 2006 Act sets out directors' general duties, which largely codify the existing law, but with some changes. Under the 2006 Act, a Director must avoid a situation where he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the Company's interests. This requirement is very broad and could apply, for example, if a Director becomes a director of another company or a trustee of another organisation. Currently, Directors discuss such proposed positions with the Company before taking them up and there are actions that Directors can take to avoid a breach of their duties if an actual conflict arises. The 2006 Act allows directors of public companies to authorise conflicts and potential conflicts, where appropriate, where the Articles of Association contain a provision to this effect. The 2006 Act also allows the Articles of Association to contain other provisions for dealing with Directors' conflicts of interest to avoid a breach of duty. This change to the Articles of Association, to take effect from the date on which the relevant provisions of the 2006 Act are brought into force, would give the Directors authority to approve such situations and to include other provisions to allow conflicts of interest to be dealt with in a similar way to the current position.

There are safeguards which will apply when the Directors decide whether to authorise a conflict or potential conflict. Firstly, only Directors who have no interest in the matter being considered will be able to take the relevant decision and secondly, in taking the decision the Directors must act in a way they consider, in good faith, will be most likely to promote the Company's success. The Directors will be able to impose limits or conditions when giving authorisation if they think this is appropriate. It is also proposed that the Articles of Association should, from the date on which the relevant provisions are brought into force, contain provisions relating to confidential information, attendance at Board meetings and availability of Board papers to protect a Director from being in breach of duty if a conflict of interest or potential conflict of interest should arise. These provisions will only apply where the position giving rise to the potential conflict has previously been authorised by the Board.

Action to be taken

A form of proxy in respect of your holding for the Meeting is enclosed with this letter. You are requested (whether or not you intend to be present at the Meeting) to complete the form of proxy enclosed with this letter in accordance with the instructions thereon and return it to the Company's Registrars, Capita Registrars (Proxies), PO Box 25, Beckenham, Kent BR3 4BR, so as to arrive no later than 11.00 am on 16 April 2008. Completion and return of a proxy card will not preclude a shareholder from attending and voting at the Meeting.

Recommendation

Your Directors consider the above proposals to be in the best interests of the Company and its shareholders as a whole and accordingly recommend you to vote in favour of the resolutions to be proposed at the Annual General Meeting as they intend to do so in respect of their own beneficial shareholdings.

Yours faithfully,

Tim Stevenson
Chairman

Appendix

Further information on the Morgan Crucible Bonus Deferral Share Matching Plan (the Plan)

Eligibility and award procedure
The Plan will be operated by the Remuneration Committee. The Plan enables a proportion of eligible bonuses to be converted into an entitlement to ordinary shares and satisfied on deferred terms, along with additional ordinary shares if a demanding performance condition is met.

All executive members of the Board and members of the Executive Committee and other selected executives will be eligible to participate in the Plan at the discretion of the Remuneration Committee.

In any financial year in which an eligible executive receives a bonus under the Company's annual bonus scheme the Remuneration Committee may, in its absolute discretion, invite participants to convert voluntarily a proportion of their bonus into a deferred entitlement to ordinary shares ("Deferred Award"). The proportion of the bonus that may be deferred will be determined by the Remuneration Committee and may not exceed 75% of the bonus payable. For the financial year ended 4th January 2008, participants may convert up to half of the cash annual bonus potentially payable to them. Following a three year performance period, the Deferred Award will be available for release to the participant together with a number of additional ordinary shares ("Matching Award") to the extent that the performance condition described below is met.

The number of ordinary shares comprised in the Deferred Award will be (i) determined by reference to the market value of an ordinary share at the time the award is made, which will normally occur shortly after the announcement of the Company's results for the financial year to which the bonus relates (or following the occurrence of exceptional circumstances justifying the making of awards); and (ii) set on a pre-tax basis as the Deferred Award will be subject to income tax on maturity. In appropriate circumstances (for example, where overseas tax rules require this), the Remuneration Committee may permit executives to participate on a post-tax basis in relation to their Deferred Award. The number of shares under the Matching Award will be no more than three times the pre-tax number of ordinary shares in the Deferred Award.

Awards under the Plan are not pensionable.

For participants who are not executive Directors, the implementation of the Plan does not require shareholder approval (provided awards are satisfied with existing shares) and awards to such participants in respect of their 2007 bonuses have been made under the Plan in March 2008.

Performance condition

(i) Deferred Award
The ordinary shares comprised in the Deferred Award will not be subject to a performance condition and will be available for release to the participant following the end of the three year performance period or, if earlier, the date the participant ceases to be an employee of the Group for any reason.

(ii) Matching Award
The vesting of the Matching Award is dependent on the Company's performance over a three year period by reference to the Group's earnings per share ("EPS") growth above UK retail price inflation ("RPI") growth. Vesting will be on a sliding scale as follows:

EPS growth	Vesting of Matching Award (as multiple of the shares under the Deferred Award)
RPI + 15% p.a.	3x match
RPI + 10% p.a.	1.75x match
RPI + 7.5% p.a.	1x match
RPI + 5% p.a.	0.5x match
RPI + 4% p.a.	0.25x match
Less than RPI + 4% p.a.	zero

There will be straight-line vesting in between each point above.

The definition of EPS for the purposes of the Plan will be the same as for the EPS element of the Long Term Incentive Plan (the "LTIP") in that EPS means profit before tax in any financial year of the Company, adjusted by the Remuneration Committee to exclude the effect of amortisation, IAS39 charges, minority interests and the effect of any other one-off items which the Remuneration Committee does not, in its discretion, consider to reflect underlying operating performance, divided by the weighted average number of shares in issue during that financial year.

The Remuneration Committee considers EPS an appropriate target because: there is a strong line of sight for participants; it measures performance at the Group level and therefore builds a collaborative culture; and EPS is already used as part of the measurement for the LTIP and therefore its use as a performance measure is understood within the organisation and by our shareholders.

The Remuneration Committee will keep under review the level of EPS growth required for threshold and maximum vesting to ensure that it continues to be appropriately stretching over the life of the Plan.

Rights attaching to ordinary shares

A participant will not have any voting or dividend rights prior to the vesting of the award (other than where the Deferred Award relates to shares acquired on a post-tax basis). Any ordinary shares allotted when an award vests will rank equally with all other ordinary shares in issue (except for rights arising by reference to a record date before their allotment). Applications will be made for ordinary shares to be listed by the UK Listing Authority and admitted to trading by the London Stock Exchange.

Cessation of employment

(i) Deferred Award

If a participant leaves employment during the three year performance period for any reason, the ordinary shares comprised in their Deferred Award will be available for release to them. However, if the Remuneration Committee decides to preserve a leaver's Matching Award (see below), the Deferred Award will not vest until the Matching Award vests.

(ii) Matching Award

If a participant leaves employment during the three year performance period, the participant's Matching Award will normally lapse. However, if the participant ceases to be an employee of the Group by reason of death, injury, redundancy, disability (as determined by the Remuneration Committee), the business or company in which he is employed ceasing to be part of the Group or any other reason at the discretion of the Remuneration Committee (a "good leaver reason"), the Matching Award will be preserved until the end of the three year performance period, when the performance condition will be tested in the normal way. The Remuneration Committee will scale down the vesting level having regard to the time that has elapsed between the grant of the Matching Award and the date of leaving (although the Remuneration Committee will have discretion to disapply this scaling down in whole or part). Exceptionally (for example, in a case of serious ill-health) the Remuneration Committee has discretion to test the performance condition early and vest ordinary shares accordingly.

Change of control of the Company

In the event of a change of control of the Company the ordinary shares comprised in the Deferred Award will be available for release to the participant. The performance condition attaching to the Matching Award will be measured to the date of the change of control and the Matching Award shall vest on the basis of performance up to the time of the change of control. The Remuneration Committee will have the discretion to adjust the vesting level if it considers that the performance condition would have been met to a greater or lesser extent at the end of the full three year period. The Remuneration Committee will in normal circumstances scale down the vesting level having regard to the time that has elapsed between the grant of the Matching Award and the date of the change of control. However, the Remuneration Committee will have discretion to disapply this scaling down in whole or in part.

Any internal reorganisation to create a new holding company will not result in the accelerated release of the Deferred Award nor the accelerated vesting of the Matching Award. They will be replaced by awards over shares in the new holding company unless the Remuneration Committee determines otherwise.

Equity dilution

To the extent that new ordinary shares are issued (or ordinary shares held in treasury are transferred) to satisfy awards under the Plan, the Institutional investors' guidelines on dilution of equity in connection with share schemes will apply. The number of ordinary shares which may be issued (or ordinary shares held in treasury that may be transferred) pursuant to the Company's share schemes is limited to 10% of the issued share capital of the Company over a 10 year period for all share schemes, and 5% of such issued share capital over a 10 year period for all discretionary share schemes.

The above limits do not apply to awards which will, on release or exercise, be satisfied by a transfer of existing ordinary shares from an employee benefit trust. It is currently the Remuneration Committee's intention to satisfy awards under the Plan by a transfer of ordinary shares from an employee benefit trust.

Adjustment of awards

In the event of any rights or capitalisation issue, sub-division, consolidation or reduction of ordinary share capital, the Remuneration Committee may adjust the number of ordinary shares subject to awards.

Adjustments for dividends

Upon the vesting of a Deferred Award or Matching Award, a participant will receive additional ordinary shares representing the value of dividends that would have been paid on those ordinary shares during the vesting period and reinvested.

Amendments

The Remuneration Committee may alter the Plan provided that the prior approval of shareholders is obtained for alterations to the advantage of participants. Such approval is not required for any alteration which is necessary or desirable to take account of new or existing legislation relating to option schemes or which benefits the administration of the Plan.

Inspection arrangements

A final draft of the rules of the Plan is available for inspection as described in page 8 of this document.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT THE SEVENTY-FOURTH ANNUAL GENERAL MEETING OF THE COMPANY WILL BE HELD AT THE OAKLEY COURT HOTEL, WINDSOR ROAD, WATER OAKLEY, WINDSOR, BERKSHIRE SL4 5UR ON 18TH APRIL 2008 AT 11.00 AM FOR THE FOLLOWING PURPOSES:

1. To receive the Reports of the Directors and the auditors and the Accounts for the year ended 4th January 2008.
2. To approve the Remuneration Committee report, as set out in the Report and Accounts for the year ended 4th January 2008.
3. To declare a Final Dividend at the rate of 4.5 pence per share on the ordinary share capital of the Company for the year ended 4th January 2008 payable on 30th June 2008 to shareholders on the register at the close of business on 30th May 2008.
4. To re-appoint Mr. Andrew Given as a Director.
5. To re-elect Mr. Mark Robertshaw as a Director.
6. To re-elect Mr. Martin Flower as a Director.
7. To re-elect Mr. Simon Heale as a Director.
8. To re-appoint KPMG Audit Plc as auditors of the Company until the conclusion of the next general meeting at which accounts are laid before the members.
9. To authorise the Directors to agree the remuneration of the Auditors of the Company.

Special Business

To consider and, if thought fit, pass the following resolutions, of which resolutions 10 and 11 will be proposed as ordinary resolutions and resolutions 12, 13,14 and 15 will be proposed as special resolutions:

Ordinary Resolutions

10. That the Morgan Crucible Bonus Deferral Share Matching Plan (the "Plan"), the main features of which are summarised in the Appendix to this document and the draft rules of which are produced to the Meeting marked "A" and initialled by the Chairman for the purposes of identification, be and is hereby approved and adopted by shareholders and the Directors be and are hereby authorised to do all such acts and things as they may consider necessary or expedient to continue to operate the Plan.
11. That the authority conferred on the Directors of the Company by Article 8(3) of the Company's Articles of Association be renewed for the period exp'ring 15 months after the date of passing this resolution or until the next annual general meeting, whichever shall first occur, and for that period the "section 80 amount" is £22,512,500, representing just less than one third of the issued ordinary share capital of the Company.

Special Resolutions

12. That subject to the passing of resolution 11 the authority conferred on the Directors of the Company by Article 8(4) of the Company's Articles of Association be renewed for the period expiring 15 months after the date of passing this resolution or on the date of the next annual general meeting, whichever shall first occur, and for that period the "section 89 amount" is £3,377,140 representing just less than 5% of the issued ordinary share capital of the Company.
13. That the Directors of the Company be and they are hereby generally and unconditionally authorised for the purpose of Section 163 of the Companies Act 1985 (the "Act") to make one or more market purchases (within the meaning of Section 163(3) of the Act) of ordinary shares of 25p each in the issued share capital of the Company ("ordinary shares") provided that:
    (a) the maximum aggregate number of ordinary shares authorised to be purchased is 27,017,127, representing just less than 10% of the issued ordinary share capital of the Company;
    (b) the minimum price which may be paid for an ordinary share (exclusive of expenses) is 25 pence;
    (c) the maximum price which may be paid for an ordinary share (exclusive of expenses) is the higher of: (i) an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the purchase is made; and (ii) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading System;
    (d) unless previously renewed, varied or revoked this authority shall expire 15 months from the date of the passing of this resolution or at the conclusion of the next annual general meeting (whichever is the sooner); and
    (e) the Company may make a contract to purchase ordinary shares under this authority which will or may be executed wholly or partly after the expiry of this authority and may make a purchase of ordinary shares in pursuance of such a contract.
14. That the Articles of Association of the Company be amended by making the alterations marked on the print of the Articles of Association produced to the Meeting marked "A" and initialled by the Chairman for the purposes of identification with effect from the conclusion of the Meeting.
15. That the Articles of Association of the Company be amended with effect from the date on which section 175 of the Companies Act 2006 is brought into force by making the alterations marked on the print of the Articles of Association produced to the Meeting marked "B" and initialled by the Chairman for the purposes of identification.

Registered Office:

Quadrant
55-57 High Street
Windsor
Berkshire
SL4 1LP

By Order of the Board
Paul Boulton
Secretary
11th March 2008

Notes:

1. A member of the Company entitled to attend, speak and vote at the Meeting is also entitled to appoint in writing a proxy or proxies to attend, speak and vote in their stead provided that if more than one proxy is appointed, each proxy is appointed to exercise rights attaching to different shares. A proxy need not be a member of the Company.
2. Members (and any proxies or representatives they appoint) agree, by attending the Meeting, that they are expressly requesting and that they are willing to receive any communications (including any communications relating to the Company's securities) made at the Meeting.
3. A pre-paid form of proxy is enclosed with this document. The form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, should be sent to the Company's registrars, Capita Registrars (Proxies), PO Box 25, Beckenham, Kent BR3 4BR, so as to arrive at least 48 hours before the time of the Meeting or any adjournment thereof.
4. (a) CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 18th April 2008 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

   (b) In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK & Ireland Limited's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID RA10) by the latest time for receipt of proxy appointments specified in the Notice of Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

   (c) CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed (a) voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

   (d) The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.
5. Members who have returned forms of proxy or who register the appointment electronically in accordance with Note 4 are not thereby precluded from attending the Meeting and voting in person if they so wish.
6. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those holders of ordinary shares registered in the relevant register of securities of the Company at 5.30 pm on 16th April 2008 (or, in the event that the Meeting is adjourned, in the register of relevant securities at 5.30 pm on the day which is two days before the day of the adjourned Meeting) shall be entitled to attend and vote at the Meeting in respect of the number of ordinary shares registered in their names at that time. Changes to entries on the relevant register of securities after 5.30 pm on 16th April 2008 (or, in the event that the Meeting is adjourned, in the relevant register of securities after 5.30 pm on the day which is two days before the day of the adjourned Meeting) shall be disregarded in determining the rights of any person to attend or vote at the Meeting.
7. Membership of any Company share scheme or share option scheme does not give any entitlement to attend or vote at the Annual General Meeting.
8. This Notice is sent for information only to holders of any class of preference shares of the Company, such holders not being entitled to attend or vote at the Meeting.
9. Total voting rights: As at 7th March 2008 (being the last practicable date prior to the publication of this Notice) the Company's issued share capital consists of 270,171,289 ordinary shares carrying one vote each, 125,327 5.5 per cent Cumulative First Preference shares which carry no voting rights and 311,954 5.0 per cent Cumulative Second Preference shares which carry no voting rights. Therefore, the total voting rights in the Company as at 7th March 2008 are 270,171,289.
10. Data protection statement: Your personal data includes all data provided by you, or on your behalf, which relates to you as a shareholder, including your name and contact details, the votes you cast and your Reference Number (attributed to you by the Company). The Company determines the purposes for which and the manner in which your personal data is to be processed. The Company and any third party to which it discloses the data (including the Company's Registrars) may process your personal data for the purposes of compiling and updating the Company's records, fulfilling its legal obligations and processing the shareholder rights you exercise.
11. Nominated Persons: Any person to whom this Notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a "Nominated Person") may have a right, under an agreement between him and the shareholder by whom he was nominated, to be appointed (or to have someone else appointed) as a proxy for the Annual General Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

    The statement of the rights of shareholders in relation to the appointment of proxies in paragraph 1 above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by shareholders of the Company.
12. Corporate representatives: In order to facilitate voting by corporate representatives at the Meeting, arrangements will be put in place at the meeting so that (i) if a corporate shareholder has appointed the Chairman of the Meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the Meeting, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the Meeting but the corporate shareholder has not appointed the Chairman of the Meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives - icsa.org.uk - for further details of this procedure. The guidance includes a sample form of representation letter if the Chairman is being appointed as described in (i) above.

    The service contracts of the Directors (including the terms and conditions of appointment of the non-executive Directors), a copy of the draft rules of the Morgan Crucible Bonus Deferral Share Matching Plan referred to in Resolution 10 and a copy of the Company's Memorandum and Articles of Association, together with comparison documents showing (i) the changes proposed to be made to the Articles of Association pursuant to Special Resolution 14 and (ii) the changes proposed to be made to the Articles of Association pursuant to Special Resolution 15 will be available for inspection on the day of the Annual General Meeting at the venue for that Meeting from 10.30 am until the Meeting is concluded. The same documents are otherwise available for inspection during normal business hours on any weekday (excluding public holidays) at the Company's registered office.

Proxy for use at the 2008 Annual General Meeting

If you cannot attend the meeting you may use this form to appoint a proxy on your behalf

Barcode:

Investor Code:

Event Code:

I/we the undersigned being a member(s) of the above Company and entitled to vote at the above-mentioned Meeting hereby appoint the Chairman of the Meeting or (See Notes 2 and 3 overleaf)

Number of Shares (See Notes 2 and 3 overleaf)

to act as my/our proxy at the Annual General Meeting to be held on Friday, 18th April 2008 at 11.00 a.m. at the Oakley Court Hotel, Windsor Road, Water Oakley, Windsor, Berkshire SL4 5UR and at any adjournment thereof (the Meeting). Please indicate with an 'X' in the boxes below how you wish your vote to be cast in respect of resolutions as follows (see note 4 overleaf).

Please tick here to indicate that this proxy appointment is one of multiple appointments being made.

ORDINARY RESOLUTIONS

		For	Against	Withheld
1	To receive the Reports of the Directors and the auditors and the Accounts for the year ended 4th January 2008			
2	To approve the Remuneration Committee Report			
3	To declare a Final Dividend at the rate of 4.5p per ordinary share for the year ended 4th January 2008			
4	To re-appoint Mr Andrew Given as a Director			
5	To re-elect Mr Mark Robertshaw as a Director			
6	To re-elect Mr Martin Flower as a Director			
7	To re-elect Mr Simon Heale as a Director			
8	To re-appoint KPMG Audit Plc as auditors			
9	To authorise the Directors of the Company to agree the remuneration of the auditors			
10	To approve and adopt the Morgan Crucible Bonus Deferral Share Matching Plan			
11	To authorise the Directors of the Company to allot relevant securities			

SPECIAL RESOLUTIONS

		For	Against	Withheld
12	To authorise the Directors of the Company to disapply pre-emption rights			
13	To authorise the Directors of the Company to make market purchases of ordinary shares in the Company			
14	To amend the Articles of Association of the Company pursuant to print 'A' of the Articles of Association of the Company			
15	To amend the Articles of Association of the Company pursuant to print 'B' of the Articles of Association of the Company			

Signature

Date

Registered in England No. 286773. Registered Office: Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP

Notes relating to the Proxy Form

1. Every holder has the right to appoint some other person(s) of their choice as his or her proxy to exercise all or any of his or her rights, to attend, speak and vote on their behalf at the Meeting. A proxy need not be a member of the Company.
2. If you wish to appoint a proxy other than the Chairman of the Meeting, please delete the words 'the Chairman of the Meeting or' and substitute the name of your choice who need not be a member of the Company. If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder's name the number of securities in relation to which they are authorised to act as your proxy. If left blank your proxy will be deemed to be authorised in respect of your full voting entitlement (or in the case of a corporate shareholder, the full voting entitlement for each relevant designated account).
3. A member may appoint a proxy or proxies by (i) completing this proxy form, together with the power of attorney (if any) under which it is signed, or a notarially certified copy thereof, and depositing it at the offices of Capita Registrars (Proxies), PO Box 25, Beckenham, Kent BR3 4BR or returning the proxy form in an envelope to FREEPOST RLZK-EARB-GSKJ, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham BR3 4TU (no stamp required) at least 48 hours before the time for holding the Meeting; or (ii) if you are a user of the CREST system (including CREST Personal Members), having an appropriate CREST message transmitted (please see note 5 below). To appoint more than one proxy, (an) additional proxy form(s) may be obtained by contacting the Registrars Helpline on 0871 664 0300 (calls cost 10p per minute plus network extras) or you may copy this form. Please indicate in the box next to the proxy holder's name the number of securities in relation to which they are authorised to act as your proxy. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope.
4. You may instruct your proxy how to vote by marking the appropriate box next to each resolution. Details of the resolutions are contained in the Notice of Meeting and the explanatory notes. If in respect of any resolution you have not given specific instructions on how your proxy should vote, your proxy will have discretion to vote on that resolution, in respect of the voting entitlement you granted to that proxy, as they see fit. Your proxy will also have discretion to vote as they see fit on any other business which may properly come before the Meeting, including amendments to resolutions, and at any adjournment of the Meeting. A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution.
5. To appoint a proxy or to give or amend an instruction to a previously appointed proxy via the CREST system, the CREST message must be received by the issuer's agent (ID number RA10) by the latest time for receipt of proxy appointments specified in the Notice of Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message. After this time any change of instructions to a proxy appointed through CREST should be communicated to the proxy by other means. CREST Personal Members or other CREST sponsored members and those CREST Members who have appointed voting service provider(s) should contact their CREST sponsor or voting service provider(s) for assistance with appointing proxies via CREST. For further information on CREST procedures, limitations and system timings, please refer to the CREST Manual. We may treat a proxy appointment sent by CREST as invalid in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.
6. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those holders of Ordinary Shares registered in the relevant register of securities of the Company as at 5.30 p.m. on 16th April 2008 (or, in the event that the Meeting is adjourned, in the register of relevant securities as at 5.30 p.m. on the day which is two days before the day of the adjourned Meeting) shall be entitled to attend and vote at the Meeting in respect of the number of ordinary shares registered in their names at that time. Changes to entries on the relevant register of securities after 5.30 p.m. on 16th April 2008 (or, in the event that the Meeting is adjourned, in the relevant register of securities after 5.30 p.m. on the day which is two days before the day of the adjourned Meeting) shall be disregarded in determining the rights of any person to attend or vote at the Meeting.
7. The form must be signed. In the case of joint accounts, one holder may sign the proxy form. The vote of the senior who tenders a vote will be taken to the exclusion of all others.
8. In the case of a corporation, this form must be executed either under its common seal or under the hand of an Officer or Attorney duly authorised.
9. In the case of joint holders of Ordinary Shares any one of such holders may vote at the Meeting, either personally or by proxy, in respect of those shares and, if more than one of such joint holders is present at the Meeting, either personally or by proxy, the joint holder whose name stands first on the register as one of such holders shall be entitled to vote in respect thereof.
10. Except as provided above, members who wish to communicate with the Company in relation to the Meeting should do so using the means set out in the notes to the Notice of Meeting. No other methods of communication will be accepted. In particular you may not use any electronic address provided either in this form of proxy or in any related documents to communicate with the Company for any purposes other than those expressly stated. For further information in relation to this form of proxy, please refer to the notes to the Notice of Meeting.
11. Completion and return of this proxy form will not preclude you from attending and voting at the Meeting should you wish to do so.

Regulatory Announcement

Go to market news section

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	10:31 17-Mar-08
Number	2353Q

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
The Morgan Crucible Company plc

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify): ( )

3. Full name of person(s) subject to notification obligation:
Standard Life Investments Ltd

4. Full name of shareholder(s) (if different from 3):
Vidacos Nominees

5. Date of transaction (and date on which the threshold is crossed or reached if different):
13 March 2008

6. Date on which issuer notified:
14 March 2008

7. Threshold(s) that is/are crossed or reached:
16%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	**Situation previous to the triggering transaction**	
	Number of shares	**Number of voting rights**
GB0006027295	40,926,611	40,926,611

Class/type of shares if possible use ISIN CODE	**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**		**% of voting rig**	
		Direct	**Indirect**	**Direct**	**Indire**
GB0006027295	43,342,565	24,607,090	18,735,475	9.108%	6.935'

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	**Expiration date**	**Exercise/conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/ converted)**	**% of votin rights**

Total (A+B)

Number of voting rights	**% of voting rights**
43,342,565	16.043%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :
Standard Life Investments Ltd

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:
Mrs Tracey Bigmore

15. Contact telephone number:
01753 837000

TR-1: Notifications of Major Interests in Shares

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:**
   The Morgan Crucible Company plc

2. **Reason for the notification**
   (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify): ( )

3. **Full name of person(s) subject to notification obligation:**
   Lloyds TSB Group Plc

4. **Full name of shareholder(s)** (if different from 3):
   Perry Nominees Ltd
   Boltro Nominees Ltd
   Lloyds Bank (PEP) Nominees Ltd
   State Street Nominees Ltd

5. **Date of transaction** (and date on which the threshold is crossed or reached if different):
   13 March 2008

6. **Date on which issuer notified:**
   14 March 2008

7. **Threshold(s) that is/are crossed or reached:**
   Fallen below 4%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
GB0006027295	11,083,081	11,083,081

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction Number of shares	Number of voting rights		% of voting rig	
		Direct	Indirect	Direct	Indire
GB0006027295	10,633,081		10,633,081		3.936'

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
10,633,081	3.936%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

55,741 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

2,492 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

39,120 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

10,535,728 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish

Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:
Mrs Tracey Bigmore

15. Contact telephone number:
01753 837000

END

Close

Regulatory Announcement

Go to market news section

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	14:44 17-Mar-08
Number	2761Q

TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
The Morgan Crucible Company plc

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify): ( )

3. Full name of person(s) subject to notification obligation:
Resolution Investment Services Limited

4. Full name of shareholder(s) (if different from 3):

5. Date of transaction (and date on which the threshold is crossed or reached if different):
14 March 2008

6. Date on which issuer notified:
14 March 2008

7. Threshold(s) that is/are crossed or reached:
5%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	**Situation previous to the triggering transaction**	
	Number of shares	**Number of voting rights**
GB0006027295		

Resulting situation after the triggering transaction

Class/type of shares if possible use ISIN CODE	Number of shares	Number of voting rights		% of voting rig	
		Direct	Indirect	Direct	Indire
GB0006027295			13,268,316		4.92%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of votin rights

Total (A+B)

Number of voting rights	% of voting rights
13,268,316	4.92%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

Resolution Group Plc
Resolution Asset Management Limited
Resolution Investment Services Limited (indirect)
Bank of New York Nominees Limited (2,043,194 0.76%)
Vidacos Nominees Limited (11,225,122 4.16%)

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:
Mrs Tracey Bigmore

15. Contact telephone number:
01753 837000

END

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Re Pension fund
Released	16:33 17-Mar-08
Number	2908Q

ISSUER **FILE NO.**
The Morgan Crucible Company plc 82-3387

RNS Number:2908Q
Morgan Crucible Co PLC
17 March 2008

The Morgan Crucible Company plc announces a c£160m buy-out deal between the Trustees of its UK pension schemes and Lucida plc, a FSA regulated insurance company.

Following a rigorous selection process, the Trustees of both UK pension schemes (the Morgan Pension Scheme and the Morgan Group Senior Staff Pension and Life Assurance Scheme) have agreed to secure the current pensioner liabilities with Lucida plc an insurance company regulated by the UK's Financial Services Authority. An important part of the process was maintaining the security and service standards for the scheme members which Morgan believes has been achieved by the selection of Lucida. The Lucida annuity policies in respect of these liabilities will be issued in the Trustees' name, and will be investments of the Trustees.

The price of the annuity policies is c.£160m. In addition Morgan will be making a one-off contribution of c. £4m to the schemes to facilitate the transaction. Using consistent assumptions, Morgan's UK net IAS 19 balance sheet position (£2.5m obligation at the year end 2007) will improve by c£7m as a result of this risk transfer with a corresponding effect on the overall Group net IAS 19 balance sheet obligation which was c£48m at the 2007 financial year end

The deal secures the pensions of Morgan's c. 3,000 current UK pensioners. Morgan continues to offer its defined benefit pension schemes to its current employees and deferred pensioners.

Commenting, Kevin Dangerfield, Chief Financial Officer, said: "Having worked closely with the Trustees throughout this process, Morgan is very pleased with the outcome of this important transaction. This enhances the security of our UK pension schemes whilst transferring a substantial amount of the longevity and investment risk to Lucida as the insurer".

Morgan was advised on the transaction by Lane Clark & Peacock LLP.

Enquiries:

Victoria Gould,	The Morgan Crucible Company plc	01753 837 237
Robin Walker, Clare Strange	Finsbury Group	020 7251 3801

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Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Annual Report and Accounts
Released	16:31 17-Mar-08
Number	2909Q

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc Annual Report 2007

17th March 2008

The Company's Annual Report and Financial Statements 2007, Shareholder Circular incorporating the Notice of Annual General Meeting 2008 and related documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS.

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